$30,000,000

                                     [LOGO]

                                   KROLL INC.
                         6% SENIOR SECURED SUBORDINATED
                         CONVERTIBLE NOTES DUE 2006 AND
                        2,777,777 SHARES OF COMMON STOCK
                      ISSUABLE UPON CONVERSION OF THE NOTES

                             ----------------------

         This prospectus relates to $30,000,000 aggregate principal amount of 6% Senior Secured Subordinated Convertible Notes due 2006 of Kroll Inc., an Ohio corporation, held by security holders and some transferees who may offer for sale, transfer or otherwise dispose of the notes and the shares of Kroll common stock into which the notes are convertible or interests in the notes or common stock at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders or their transferees may sell, transfer or otherwise dispose of the notes or the shares of our common stock obtained through conversion of the notes or interests in the notes or common stock directly to third parties or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from these dispositions. We issued notes with an aggregate principal amount of $25,000,000 on November 14, 2001 and an additional $5,000,000 of notes on November 20, 2001 to the selling security holders in a private placement.

         We will pay interest on the notes on May 14 and November 14 of each year, commencing on May 14, 2002, at the rate of 6% per annum. The notes will mature on November 14, 2006. The holders of the notes may convert the notes into shares of our common stock at any time at an initial conversion price of $10.80 per share, subject to customary and other antidilution adjustments. On or after November 14, 2004, we may redeem the notes, in whole or in part, at the redemption prices set forth in the section entitled "Description of the Notes--Optional Redemption by Kroll."

         The notes are senior secured subordinated obligations that are subordinated in right of payment and priority of security interest only to some of Kroll's senior debt. See "Description of the Notes--Subordination."

         On February 12, 2002 the last reported sale price of our common stock listed under the symbol "KROL" on the Nasdaq National Market was $18.70 per share.

                             ----------------------

         INVESTING IN OUR NOTES OR COMMON STOCK INVOLVES RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS.

                             ----------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 14, 2002.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                TABLE OF CONTENTS


PROSPECTUS SUMMARY................................................................................................1

THE OFFERING......................................................................................................4

SUMMARY CONSOLIDATED FINANCIAL INFORMATION........................................................................6

RISK FACTORS......................................................................................................9

FORWARD-LOOKING STATEMENTS.......................................................................................15

PRICE RANGE OF COMMON STOCK......................................................................................15

DIVIDEND POLICY..................................................................................................15

USE OF PROCEEDS..................................................................................................16

SELECTED CONSOLIDATED FINANCIAL INFORMATION......................................................................17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................20

BUSINESS........................................................................................................ 36

MANAGEMENT.......................................................................................................46

EXECUTIVE COMPENSATION...........................................................................................49

PRINCIPAL SHAREHOLDERS AND STOCK HOLDINGS OF MANAGEMENT..........................................................53

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.............................................................55

SELLING SECURITY HOLDERS.........................................................................................57

DESCRIPTION OF THE NOTES.........................................................................................57

DESCRIPTION OF CAPITAL STOCK.....................................................................................64

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.........................................................66

PLAN OF DISTRIBUTION.............................................................................................73

LEGAL MATTERS....................................................................................................74

INDEPENDENT PUBLIC ACCOUNTANTS...................................................................................74

WHERE YOU CAN FIND MORE INFORMATION..............................................................................75

INDEX TO FINANCIAL STATEMENTS....................................................................................76


                               PROSPECTUS SUMMARY

         As used in this prospectus, unless the context otherwise requires, "we," "us," "our" and "Kroll" refer to Kroll Inc. and its subsidiaries on a consolidated basis. This summary highlights information relating to us. It may not contain all the information that is important to you. See "Where You Can Find More Information." You should read the entire prospectus carefully, including the risk factors and the historical consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

The Company

         Governments, businesses and individuals worldwide are increasingly recognizing the need for services that provide security and mitigate the growing risks associated with uninformed decisions based upon incomplete or inaccurate information, as well as services designed to reduce risks associated with white-collar crime, fraud and physical threats. Through our network of 55 offices in 18 countries, we help our customers solve their risk problems and take advantage of opportunities through information, analysis, planning and support.

         Kroll has its origins in the merger of The O'Gara Company and Kroll Associates, Inc. Kroll Associates was founded in 1972 by Jules B. Kroll to provide internal fraud investigative services. During the late 1970s, Kroll Associates expanded the scope of its operations to include other services such as business intelligence, due diligence for financial transactions and intelligence gathering in connection with hostile takeovers, crisis management and security assessments. In 1997, Kroll Associates merged with The O'Gara Company. In August 2001, Kroll (which then was known as The Kroll-O'Gara Company) sold its Security and Products Services Group, which consisted of the business of The O'Gara Company prior to its merger with Kroll Associates, to Armor Holdings, Inc. We have continued to offer, and have expanded our service offerings to include, the following:

          o consulting services, which is comprised of: (1) business investigations and intelligence services, including nonfinancial due diligence, litigation support, fraud investigations, monitoring services and special inquiries and intellectual property infringement investigations; (2) financial services, including forensic accounting, recovery and restructuring, asset tracing and analysis services and pre-acquisition financial due diligence; and (3) technology services, including computer forensics and data recovery, information security and litigation and systems support services;

          o security services, including threat assessment, risk and crisis management, corporate security planning and executive protection, security architecture and design, and electronic countermeasures; and

          o corporate services, including pre-employment background checking, drug testing and surveillance services.

         This array of complementary services allows us to provide solutions for a wide range of issues. In the past five years, we have handled a variety of matters worldwide for our clients, including more than:

          o    11,000 investigative matters;

          o    4 million drug tests;

          o    740,000 background checks; and

          o    2,000 forensic accounting engagements.

         We consistently handle high profile cases such as monitoring the reformation of the Los Angeles Police Department under its federal court consent decree; monitoring the International Brotherhood of Teamsters' elections at the request of the U.S. Department of Justice; administering the financial restructuring of Federal Mogul Group's UK-based companies; and searching for Saddam Hussein's assets on behalf of the Kingdom of Kuwait. For the twelve months ended December 31, 2000, we had net sales of $205.6 million and a net loss of $33.9 million; for the nine months ended September 30, 2001, we had net sales of $148.7 million and a net loss of $20.9 million.

Business Strategy

         September 11, 2001 was a national and international tragedy. We believe a significant consequence of this tragedy has been an increased demand for security and risk mitigation services, and we believe that, as a result, in the fourth quarter of 2001 our revenues from these services have increased. We also believe that this increased demand for security and risk mitigation services will continue for the foreseeable future.

          We plan to grow our business by capitalizing on our strengths and taking advantage of favorable industry conditions, including projected industry growth, as well as the following strategies:

         Increase Stability of Revenue Base. We intend to increase revenue stability through:

          o the continued expansion of our security services business, including threat assessment to persons, property and information, response services and crisis management;

          o the continued expansion of our service line capabilities in other existing businesses, such as forensic accounting, fraud investigation and business valuation;

          o the continued expansion of our counter-cyclical businesses, such as financial recovery, restructuring, insolvency and turnaround services; and

          o the continuing development of businesses that have recurring revenue streams, such as background checking and drug testing.

         Maximize Operating Efficiency. We seek to increase our efficiency by using cost effective methods to minimize response times, improve the quality of services and reduce costs, including increasing employee utilization, minimizing administrative costs and facilitating the integration of formerly acquired companies.

         Expand Existing Customer Base. We are able to offer our client base a single source for global security and risk mitigation consulting services. In order to take advantage of marketing opportunities, we utilize relationship managers. This program ensures that the full range of our services within each operating group around the world is effectively marketed to our clients. This program improves communication and client knowledge about our organization and services and broadens our relationship with clients.

         Capitalize on Growing International Opportunities. With the continued growth of cross-border business transactions, companies are exposed to greater economic, political and security uncertainties. We intend to capitalize on this trend by using our respected brand name and business platform to attract new business opportunities. Additionally, we will continue to expand our physical presence into areas that are of strategic interest to our clients. For example, in the first nine months of 2001, we began the operation of a pre-employment screening business in Europe.

         Continue to Pursue Acquisition Opportunities. Our acquisition strategy is to pursue opportunities that will broaden our service offerings, provide complementary services and expand our geographic presence within the risk mitigation consulting services industry. We believe that our brand name and business platform are advantages in attracting acquisition opportunities. Our disciplined approach in evaluating acquisition opportunities leads us to pursue only those that fit our profile for quality, reliability, superior customer service and profitability. In many instances, we know these candidates from previous business relationships. The efficient integration of previously acquired businesses and systems and of potential new acquisitions into our existing infrastructure remains one of our top priorities.

         Our principal executive offices are located at 900 Third Avenue, New York, New York 10022, and our telephone number at that office is (212) 593-1000.


                                                 THE OFFERING

Securities Offered................      $30,000,000  in  aggregate  principal  amount  of 6% Senior
                                        Secured  Subordinated   Convertible  Notes  due  2006  (and
                                        2,777,777  shares of common stock issuable upon  conversion of the notes) by selling security holders.

Issuer............................      Kroll Inc.

Maturity..........................      November 14, 2006 unless earlier  redeemed,  repurchased or converted.

Interest Payment Dates............      Each May 14 and November 14, beginning May 14, 2002.

Interest Rate.....................      6%   per   year,   subject   to   adjustment   under   some
                                        circumstances.  See  "Description of the Notes -- Events of
                                        Default."

Conversion  Rights................      Holders  may  convert  the  notes  at  any  time  prior  to maturity  into shares of our common  stock at a  conversion price of $10.80 per share  (equal to a  conversion  rate of approximately  92.59 shares per $1,000  principal amount of notes),  subject to  adjustment  under some  circumstances.
                                        See "Description of the Notes -- Conversion Rights."

Ranking...........................      The notes are senior  secured  subordinated  obligations of
                                        Kroll.  The notes are  secured  by a pledge of the stock of the subsidiaries  directly owned by Kroll and by all of the assets  of  Kroll.  The  notes  rank  junior  in  right  of payment and in priority of security  interest to the senior debt of Kroll  consisting of a revolving  line of credit in an  amount  up to  $15,000,000.  We refer  to this  line of credit  in this  prospectus  together  with any  deferrals,
                                        renewals,   refinancings   or  extensions  as  "the  senior
                                        debt."  As  of   December   31,   2001,   other   than  its
                                        obligations  under  these  notes,  Kroll had no senior debt outstanding.  The  notes  will be  entitled  to  additional security when Kroll enters into  agreements  governing,  or if Kroll fails to timely enter into  agreements  governing,
                                        the  senior  debt.  See   "Description   of  the  Notes  --
                                        Subordination" and "Description of the Notes--Security."

Optional Redemption by
  Kroll...........................      Kroll  may not  redeem  the  notes  prior to  November  14,
                                        2004.  Kroll  may  redeem  some or all of the  notes  on or after  November 14, 2004, at 100% of the principal  amount, plus accrued and unpaid  interest.  Kroll will therefore be required to make six  interest  payments  before being able to redeem any notes.

                                       4

Use of Proceeds...................      We  will  not  receive  any  of  the  proceeds   from  this
                                        offering.  See "Use of Proceeds."

Registration Rights...............      We have agreed to keep the registration  statement of which this  prospectus is a part effective until the later of (1)
                                        November  14,  2003 or (2) the date  when all of the  notes and common stock into which the notes are  convertible  are eligible for resale under Rule 144(k) under the  Securities
                                        Act.   If  we  do  not   comply   with   these   and  other
                                        registration  obligations,  we  will  be  required  to  pay liquidated  damages  to  the  holders  of  the  notes.  See
                                        "Description of the Notes -- Registration Rights."

Trading...........................      We can  provide no  assurance  as to the  liquidity  of the trading market for the notes.

Risk Factors......................      An  investment  in the notes or our common stock is subject
                                        to  a  number  of  risks  and   uncertainties.   See  "Risk
                                        Factors."

NNM Symbol for our
  Common Stock....................      Our common  stock is traded on the Nasdaq  National  Market under the symbol "KROL."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         The following pages contain summary consolidated financial information for Kroll which is, except as discussed below, derived from our consolidated financial statements and notes thereto included elsewhere in this prospectus. You should read the summary consolidated financial information together with the consolidated financial statements and their notes. The summary consolidated financial information reflects mergers during 1997, 1998 and 1999 which were accounted for as poolings of interests. The prior period consolidated financial information has been restated as though the entities had always been part of Kroll. The summary consolidated financial information also includes the completion of other acquisitions in 1997, 1998, 1999 and 2000 that utilized the purchase method of accounting, which requires including the reported results of each acquired business from the effective date of its acquisition. The summary historical consolidated financial information presented as of December 31, 1999 and 2000 and for each of the three years ended December 31, 2000, has been derived from the audited consolidated financial statements of Kroll included elsewhere in this prospectus. The summary historical consolidated financial information as of December 31, 1996, 1997 and 1998 and for the years ended December 31, 1996 and 1997 is derived from Kroll's unaudited consolidated financial statements not included in this prospectus. The summary consolidated financial information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary historical consolidated financial information for Kroll as of and for the periods ended September 30, 2000 and 2001 is derived from Kroll's unaudited consolidated financial statements. Interim period financial information is subject to year-end adjustments and may not be indicative of the results to be expected for a full year.


                                                   KROLL INC.
                                             SUMMARY CONSOLIDATED
                                             FINANCIAL INFORMATION
                                      (in thousands, except per share data)

                                                                                                  Nine Months Ended
                                                         Year Ended December 31,                     September 30,
                                                         -----------------------                     -------------
STATEMENT OF OPERATIONS DATA:               1996       1997       1998       1999       2000        2000        2001
                                            ----       ----       ----       ----       ----        ----        ----
Net sales............................       $83,917    $92,147   $122,968   $187,845   $205,610    $158,738   $148,715
Cost of sales........................        57,400     56,517     69,511    104,366    123,791      92,586     90,281
                                           --------   --------   --------   --------   --------   ---------  ---------
    Gross profit.....................        26,517     35,630     53,457     83,479     81,819      66,152     58,434
Selling and marketing expenses.......         5,774      6,826     11,916     16,705     21,490      17,088     13,906
G&A expenses (including amortization)        20,434     23,273     30,435     56,907     64,192      48,667     45,204
Non recurring expenses...............           125      4,273      5,727      9,703      7,043       6,229      5,673
                                           --------   --------   --------   --------   --------   ---------  ---------
    Operating income (loss)..........           184      1,258      5,379        164    (10,906)     (5,832)    (6,349)
Other expense, net...................        (1,582)    (1,766)      (281)    (2,473)    (2,413)     (3,039)    (3,608)
                                          ---------  ---------- ----------   -------    -------     -------  ----------
Income (loss) from continuing
    operations before provision for
    income taxes and cumulative effect
    of change in accounting principle
    and extraordinary item...........       (1,398)      (508)      5,098    (2,309)   (13,319)     (8,871)    (9,957)
Provision for (benefit from) income
    taxes                                     (152)       483      1,374     (1,105)     2,377         660      2,051
                                          ---------    -------   --------  ---------  ---------  ----------  ----------
Income (loss) from continuing
    operations before cumulative effect
    of change in accounting principle
    and extraordinary item...........       (1,246)      (991)      3,724    (1,204)   (15,696)     (9,531)   (12,008)
Income (loss) from discontinued
    operations and from sale and
    disposal of discontinued
    operations, net of tax...........        5,385      2,061       8,062      (718)   (18,248)     (2,318)    (8,582)
                                           --------   --------   --------   --------   --------   ---------  ---------
Income (loss) before cumulative effect
    of change in accounting principle
    and extraordinary item...........         4,139      1,070     11,786    (1,922)   (33,944)    (11,849)   (20,590)
Cumulative effect of change in
    accounting principle, net of tax
    benefit..........................             -      (360)         -          -          -           -          -
                                           --------   --------   --------   --------   --------   ---------  ---------
Income (loss) before extraordinary item       4,139        710     11,786    (1,922)   (33,944)    (11,849)   (20,590)
Extraordinary item, net of tax benefit            -          -          -         -          -            -      (344)
                                           --------   --------   --------   --------   --------   ---------  ---------
       Net income (loss).............        $4,139       $710    $11,786   $(1,922)  $(33,944)   $(11,849)  $(20,934)
                                            =======   ========    =======   ========  =========   =========  =========
Basic earnings (loss) per share from
    continuing operations............       $(0.10)    $(0.07)      $0.19    $(0.05)    $(0.70)     $(0.43)    $(0.54)
Basic loss from extraordinary item...             -          -          -         -          -           -     $(0.02)
Basic earnings (loss) per share .....         $0.34      $0.05      $0.61    $(0.09)    $(1.52)     $(0.53)    $(0.93)
Basic weighted average shares
    outstanding......................        12,112     14,751     19,337     22,006     22,295      22,282     22,427
Diluted earnings (loss) per share from
    continuing operations............       $(0.10)    $(0.07)      $0.19    $(0.05)    $(0.70)     $(0.43)    $(0.54)
Diluted loss per share from
    extraordinary item...............             -          -          -         -          -           -     $(0.02)
Diluted earnings (loss) per share ...         $0.33      $0.05      $0.59    $(0.09)    $(1.52)     $(0.53)    $(0.93)
Diluted weighted average shares
    outstanding......................        12,670     15,560     19,908     22,006     22,295      22,282     22,427
BALANCE SHEET DATA:
Working capital......................        10,626     38,329     84,890     62,042     25,714      45,123     11,148
Net property, plant and equipment....         6,181      7,772     11,420     21,778     20,272      24,591     17,103
Total assets.........................        62,456     97,236    205,546    257,753    227,406     248,740    158,715
Total debt, including current portion        29,249     31,734     32,439     63,485     75,350      70,074     23,582
Shareholders' equity.................        22,874     42,861    144,496    155,868    116,421     139,068     98,363
OTHER:
Ratio of earnings to fixed charges...         N/A(1)     N/A(1)      2.35     N/A(1)     N/A(1)       N/A(1)     N/A(1)

(1) Ratio of earnings to fixed charges equals operating income (loss) from continuing operations before provision for income taxes and cumulative effect of change in accounting principles and extraordinary item plus interest expense and interest implicit in lease expense from continuing operations divided by the sum of interest expense and interest implicit in lease expense from continuing operations. For the years ended December 31, 1996, 1997, 1999 and 2000 and the nine months ended September 30, 2000 and 2001, Kroll's pre-tax earnings from continuing operations were insufficient to cover fixed charges by $1.4 million, $0.5 million, $2.3 million, $13.3 million, $8.9 million and $10.0 million, respectively.

                                  RISK FACTORS

         You should carefully consider each of the following risks and all of the other information set forth in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.

RISKS RELATED TO OUR BUSINESS

WE MAY NOT BE ABLE TO IMPLEMENT A STRATEGY OF INTERNAL GROWTH FOLLOWING THE SALE OF THE SECURITY PRODUCTS AND SERVICES GROUP.

         Our ability to implement our business plan successfully requires effective planning and growth management. We will continue to manage and expand relationships with our clients. We also may enhance the capabilities of our operational systems and may require additional employees, management and operational and financial resources to support our growth strategy. If we cannot manage our growth effectively, our financial condition, results of operations and cash flow could be adversely affected.

OUR BUSINESS OUTSIDE THE UNITED STATES EXPOSES US TO NUMEROUS RISKS, WHICH, SINGLY OR TOGETHER, COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

         In addition to our U.S. facilities, we have operations and assets in Argentina, Australia, Brazil, Canada, China, France, Germany, Hong Kong, India, Italy, Japan, Mexico, the Philippines, Russia, Singapore, South Africa and the United Kingdom. We also offer our services in other foreign countries and are seeking to increase our level of international business activity. Our international business exposes us to various risks. Currently, the most significant risks relate to regional economic downturns in Central and South America and in certain regions in Asia. Other risks of doing business outside the United States include exchange rate fluctuations, foreign currency restrictions, U.S. government-imposed prohibitions against offering services to specific countries, expropriation of assets, war, civil uprisings and riots, government instability, difficulties enforcing contracts under foreign legal systems, and unanticipated taxes, duties or other governmental assessments. Any of these risks could result in a loss of business, significant unexpected write-offs of assets or other unexpected costs which could have a material adverse effect on our financial condition, results of operations and cash flow.

         In the past, we have occasionally had difficulties in collecting significant accounts receivable for our services, particularly when the obligor was located in a foreign country.

WE MAY NOT OPERATE PROFITABLY IN THE FUTURE.

         We reported net losses of $1.9 million, $33.9 million and $20.9 million for the years ended December 31, 1999 and 2000 and for the nine months ended September 30, 2001, respectively. Although the net loss in each of those periods included material non-recurring expenses, even if those items were excluded, results for the year ended December 31, 2000 and the nine months ended September 30, 2001 would have been a net loss. We cannot assure you that we will generate a profit from continuing operations or that we will operate profitably in future periods.

THE TERMS OF OUR SENIOR DEBT COULD RESTRICT OUR FLEXIBILITY AND LIMIT OUR ABILITY TO SATISFY OBLIGATIONS UNDER THE NOTES.

         We will be subject to operational and financial covenants and other restrictions under our senior debt. These covenants could limit our operational flexibility and restrict our ability to borrow additional funds, if necessary, to finance operations and to make principal and interest payments on the notes. In addition, failure to comply with these operational and financial covenants could result in an event of default under the terms of the senior debt which, if not cured or waived, could result in the senior debt becoming due and payable. The effect of these covenants, or our failure to comply with them, could have a material adverse effect on our business and financial condition.

OUR INABILITY OR FAILURE TO COMPLY WITH GOVERNMENTAL REGULATIONS AND LICENSING REQUIREMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         Our services are subject to various federal, state, local and foreign laws, including privacy laws. A number of our subsidiaries hold private investigative licenses from, and their investigative activities are regulated by, state and local government agencies in various jurisdictions. We also use some data from outside sources, including data from third party vendors and various government and public record services, in performing our services. To date, applicable laws and regulations have not interfered materially with the manner in which we obtain information and conduct our operations, including our access to data used in our business. However, changes in these laws and regulations, particularly those relating to privacy, could interfere with our method of operations and access to data and, as a result, have a material adverse effect on us. If additional restrictions were imposed, they could have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, the laboratory of our drug testing subsidiary is certified on the federal level and licensed in a number of states. If the subsidiary's certification were suspended or lost, we would not be eligible to perform testing for various clients, which would have a material adverse effect on the drug testing services aspect of our business. In addition, foreign countries in which we do business have laws and regulations which may restrict our business. We believe that we currently conduct our activities and operations in substantial compliance with applicable governmental laws and regulations.

WE ARE HIGHLY DEPENDENT ON EXECUTIVE MANAGEMENT AND OTHER KEY EMPLOYEES AND OUR SUCCESS IS LARGELY DEPENDENT UPON OUR ABILITY TO HIRE AND RETAIN SKILLED PROFESSIONALS.

         We rely heavily on our executive management and key employees to provide our services and for continued business development. Competition for these personnel is intense. Our business could be materially and adversely affected if a number of our senior managers or key employees were to leave and if we were unable to attract and retain qualified replacements.

         Competition for consulting professionals, particularly for personnel with specific risk mitigation skills necessary to perform the services which we offer, has caused wages to increase at a rate greater than the general rate of inflation. We may not be successful in attracting, hiring and retaining qualified people at favorable rates. Our success is largely dependent upon the ability to hire and retain skilled professionals.

THE RISK MITIGATION INDUSTRY IS VERY COMPETITIVE; WE MAY BE UNABLE TO COMPETE FAVORABLY.

         We compete with local, regional, national and international firms, including investigative and security firms and consultants in specialized areas such as kidnapping. We believe that we are one of the largest companies in the world that provide a broad array of security and risk mitigation services on a global basis and that we enjoy strong name recognition in our industry.

         Nevertheless, the markets in which we do, and intend to do, business are highly competitive. In most service areas in which we operate, there is at least one competitor that is significantly larger or more established than we are in the delivery of that individual service. Many of the national and international accounting firms, along with other companies such as Forensic Technologies, Inc., Securitas AB, Control Risks Group Limited, Investigations Group, Inc. and ChoicePoint, Inc., provide consulting services similar to some of our services. Some of these firms have indicated an interest in providing corporate investigation and business intelligence services similar to ours on a broader scale and may prove to be formidable competitors if they elect to devote the necessary resources to these competitive businesses.

The accounting firms have significantly larger financial and other resources than we have and have long-established relationships with their clients, which also are likely to be clients or prospective clients of ours. In addition, large multinational security services providers have indicated an interest in expanding their services to include value-added services such as some of the investigation and consulting services we provide. Competitive conditions could have a material adverse effect on our financial condition, results of operations and cash flows.

WE MAY NOT BE ABLE TO DEVELOP AND IMPLEMENT A STRATEGY OF GROWTH THROUGH ACQUISITIONS FOLLOWING THE SALE OF THE SECURITY PRODUCTS AND SERVICES GROUP.

         We made multiple acquisitions in 1998, 1999 and 2000 and currently are evaluating our acquisition strategy. While we have experience in identifying and integrating acquisitions, we may not be able to identify suitable acquisition candidates, obtain the capital necessary to pursue our acquisition strategy or complete acquisitions on satisfactory terms or at all. When companies are acquired, we may not be able to integrate or manage these businesses so as to produce returns that justify the investment. In addition, issues relating to new acquisitions may divert our management's attention from existing operations. If we cannot manage our growth for any of these reasons, our financial condition, results of operations and cash flow could be adversely affected.

WE MAY BE SUBJECT TO POTENTIALLY SIGNIFICANT LIABILITY CLAIMS.

         The very nature of our business exposes us to liability claims in instances in which our clients suffer losses in spite of our efforts to mitigate their risks. We maintain professional liability insurance with a policy aggregate limit of $15 million including loss and claim expense. If one or more successful claims substantially exceeded coverage limits, it would have a material adverse effect on us. Also, in the ordinary course of our business, we are subject to claims of third parties other than clients alleging trespass, invasion of privacy and other tortious conduct by our investigators and other personnel, which are not covered by insurance. Although we endeavor to minimize the risk of these claims, a substantial successful claim could have a material adverse effect on us.

OUR BUSINESS IS NOT PREDICTABLE AND VARIES FROM PERIOD TO PERIOD.

         We generally do not have long term contracts with our clients and our ability to generate net sales is dependent upon obtaining many new projects each year, most of which are of relatively short duration. As a result, our net sales and net income from year-to-year and period-to-period are not necessarily predictable and historically there has not been a consistent year-to-year pattern of growth. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full fiscal year. Additionally, the demand for our services is affected by general economic conditions and the level of corporate acquisitions and other financial transactions, and clients reduce their reliance on our services during periods when there is a decline in those activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE WILL NEED TO USE A PORTION OF OUR CASH FLOW TO SERVICE OUR DEBT.

         As of September 30, 2001, we had total indebtedness of approximately $23.6 million and total shareholders' equity of approximately $98.4 million. As of September 30, 2001 our debt was approximately 24.0% of our shareholders' equity. As of December 31, 2001, our total indebtedness (net of notes discount) decreased by approximately $1.7 million to approximately $21.9 million. We believe that the relationship between debt and shareholders' equity has not changed significantly during this period.

         We have received a commitment letter from a lender to provide up to $15 million of senior debt, and we expect to enter into agreements governing the senior debt in the near future. We anticipate that our cash interest expense for the year ending December 31, 2002 will be approximately $2 million. Our cash flows from operating activities from continuing operations were not sufficient to fund cash interest expense for the year ended December 31, 2000, but were sufficient to fund cash interest expense for the nine months ended September
30, 2001. We expect to use a portion of our cash flow from operations to pay the principal and interest on our debt, but we do not believe that servicing our debt will materially affect our cash available for existing operations and future growth. However, we cannot assure you that this will be the case.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING WHEN WE NEED IT OR OBTAIN IT ON ACCEPTABLE TERMS.

         We believe that our current operations and our financing will generate enough cash flow to meet all of our cash requirements and support our growth strategy. However, we may need additional capital in order to finance internal growth or pursue acquisitions. In addition, we may experience unexpected circumstances, including the occurrence of any of the risk factors discussed in this section, which may have a material adverse effect on our cash flow and require us to obtain additional capital. We may decide to sell additional shares of common stock to obtain additional capital. If we sell more shares, the price of our stock may decline significantly and your ownership may be substantially diluted. If we require additional capital, we may have to borrow funds under new credit facilities or issue equity, equity-related or debt securities. We cannot assure you that additional financing will be available, and if so, whether it will be on acceptable terms. Our inability to obtain any needed financing, or the terms on which it may be available, could have a material adverse effect on our financial condition, results of operations and cash flow.

OUR ARTICLES OF INCORPORATION AND CODE OF REGULATIONS CONTAIN PROVISIONS THAT ALLOW FOR THE INDEMNIFICATION AND EXCULPATION OF OUR DIRECTORS AND OFFICERS.

         Our articles of incorporation and code of regulations provide that Kroll will indemnify any current or former director, officer, employee or agent against expenses, including judgments and fines, if such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Kroll. Our articles of incorporation and code of regulations also provide that a director of Kroll shall not be personally liable to Kroll or its shareholders for monetary damages for breach of fiduciary duty as a director. However, a director shall remain liable for any breach of the director's duty of loyalty to Kroll or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock purchase or redemption (except that any director who may have been absent when any of these acts were performed may be exonerated from such liability by causing his or her dissent to be entered in the minutes of Kroll at the time of the unlawful act, or immediately after the director received notice of that act), or for any transaction from which the director derived any improper personal benefit.

WE DO NOT INTEND TO PAY DIVIDENDS.

         We intend to retain future earnings, if any, that may be generated from our operations to help finance the growth and development of our business, and we do not plan to pay cash dividends to our shareholders for the foreseeable future. Furthermore, we are prohibited from paying cash dividends by the terms of the notes. See "Dividend Policy."

JULES B. KROLL, WHO WILL OWN APPROXIMATELY 11.5% OF OUR OUTSTANDING COMMON STOCK, WILL HAVE SIGNIFICANT INFLUENCE OVER THE MANAGEMENT AND DIRECTION OF KROLL.

         After the offering is completed, Mr. Kroll will own approximately 11.5% of the outstanding shares of Kroll common stock. As a result, Mr. Kroll will have significant influence over the management and direction of Kroll, including the election of directors, appointment of management and approval of actions requiring the approval of shareholders.

CERTAIN PROVISIONS IN OUR ARTICLES OF INCORPORATION AND IN THE NOTES COULD DETER ACQUISITION BY A THIRD PARTY.

         Our articles of incorporation provide our board of directors with the authority to issue preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control, and may adversely affect the voting and other rights of the holders of our capital stock and may discourage, delay or prevent a takeover attempt that a shareholder might consider in its best interest. See "Description of Capital Stock". In addition, until November 14, 2003, Kroll cannot enter into a transaction that would result in a change of control of Kroll without the prior written consent of holders of a majority of notes. Even if the noteholders consent, upon a change in control of Kroll, the notes would become immediately due and payable. This would add to the cost of acquisition which could deter a third party from acquiring us.

RISKS RELATED TO THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL EXIST FOR THESE NOTES, WHICH MAY REDUCE THEIR MARKET PRICE.

         The notes were initially issued on November 14, 2001 and November 20, 2001. We cannot assure you that an active trading market for the notes will exist. The liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by changes in our financial condition, financial performance or financial prospects or in the prospects for companies in our industry generally. If an active market for the notes or the common stock of Kroll fails to be sustained, the trading price could fall. The notes could also trade at lower prices depending on other factors, including:

      o        prevailing interest rates;
      o        the markets for similar securities; and
      o        general economic conditions.

THE NOTES WILL BE SUBORDINATED TO OUR SENIOR DEBT, WHICH MAY INHIBIT OUR ABILITY TO REPAY YOU.

         The selling security holders agreed to subordinate the notes in favor of our senior debt. In addition, the notes will be subordinate in priority of security interest to the senior debt. Only when our obligations under the senior debt are satisfied in full will the collateral or the proceeds of the collateral be available to satisfy our obligations under the notes. Even if the proceeds from the sale or liquidation of the collateral are sufficient to satisfy our obligations under the senior debt, if the amount of the remaining proceeds is less than the aggregate outstanding principal amount of the notes, we may be unable to fully satisfy our obligations under the notes. As a result, our obligations under the notes are effectively secured only to the extent that there is sufficient collateral in excess of the collateral necessary to satisfy our obligations under the senior debt.

FUTURE SALES OF KROLL COMMON STOCK IN THE PUBLIC MARKET COULD LOWER THE STOCK PRICE.

         We may, in the future, sell additional shares of our common stock in subsequent public offerings. We may also issue additional shares of our common stock to finance future acquisitions, including acquisitions larger than those we have done in the past through the issuance of equity securities. Additionally, a substantial number of shares of our common stock is reserved for issuance pursuant to stock options and upon conversion of the notes. The antidilution provisions of the notes regarding price protection could result in additional shares of our common stock being issued, which would increase the number of shares of common stock outstanding on a fully diluted basis and could reduce the market price for our common stock.

         We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances of our common stock will have on the market price of our common stock. The issuance of substantial amounts of our common stock (including shares issued in connection with an acquisition or upon the exercise of stock options or the conversion of the notes), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE. YOU COULD LOSE ALL OR PART OF THE VALUE OF YOUR KROLL COMMON STOCK.

         The market price of our common stock has fluctuated and may continue to fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

          o sale of our common stock by shareholders because our business profile does not fit their investment objectives;

          o    actual or anticipated fluctuations in our operating results;

          o changes in earnings estimated by securities analysts or our ability to meet those estimates;

          o the operating and stock price performance of other comparable companies;

          o    developments and publicity regarding our industry; and

          o    general economic conditions.

         In addition, the stock market in general has experienced volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual performance, and could enhance the effect of any fluctuations that do relate to our operating results.

                           FORWARD-LOOKING STATEMENTS

         Some of the statements in this prospectus, including some statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are statements about what may happen in the future, so-called "forward-looking statements." They include statements regarding our current beliefs, goals and expectations and address many topics, including our expected financial position and operating results, our business strategy and our financial plans. These statements can sometimes be identified by our use of forward-looking words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "will" and similar expressions. We cannot guarantee that our forward-looking statements will turn out to be correct and our actual results could be very different from and materially worse than our beliefs, goals and expectations for various reasons, including those discussed in "Risk Factors." Furthermore, our beliefs, goals and expectations may change, and the change could be material.

                           PRICE RANGE OF COMMON STOCK

         The common stock of Kroll trades on the Nasdaq National Market under the symbol "KROL." The last reported sale price for our common stock on February 12, 2002 was $18.70 per share. The table below sets forth the high and low sale prices for our common stock during the periods indicated.

                                                    Price Range of Common Stock
                                                   ----------------------------
                                                     High                  Low
                                                    ------               ------
  Fiscal year ended December 31, 2000
  Quarter Ended:
  March 31, 2000                                   $16.94                $10.94
  June 30, 2000                                     10.94                  4.56
  September 30, 2000                                 6.63                  4.88
  December 31, 2000                                  6.88                  4.94
  Fiscal year ending December 31, 2001
  Quarter Ended:
  March 31, 2001                                   $ 6.50                $ 4.91
  June 30, 2001                                      9.69                  4.97
  September 30, 2001                                12.45                  7.00
  December 31, 2001                                 18.00                 10.25
  Fiscal year ended December 31, 2002
  Quarter Ended:
  March 31, 2002 (through February 12, 2002)       $19.24                $15.11


                                 DIVIDEND POLICY

         We anticipate that any future earnings will be retained to finance our operations and for the growth and development of our business. Accordingly, we do not anticipate paying cash dividends on our shares of common stock for the foreseeable future. Additionally, the notes provide that we cannot pay dividends other than stock dividends, and the senior debt may require maintenance of financial ratios and other covenants which will further limit the funds available for cash dividends. The payment of any future dividends will be subject to the discretion of our board of directors and will depend on our results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends and other factors our board of directors deems relevant.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the disposition of the notes or the shares of common stock which are issuable upon conversion of the notes.

         In November 2001, we obtained new financing of $30.0 million from the issuance of the notes. A significant portion of the proceeds from the new financing was used to retire our amended bank revolving credit loan and senior notes. From April 20, 2001 until November 2001, the weighted average interest rate on the amended bank loan and the senior notes was 9.4%. The remaining proceeds from the new financing of approximately $8.0 million is being utilized for working capital to fund operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following pages contain selected consolidated financial information for Kroll which is, except as discussed below, derived from our consolidated financial statements and notes thereto included elsewhere in this prospectus. You should read the selected consolidated financial information together with the consolidated financial statements and their notes. The selected consolidated financial information reflects mergers during 1997, 1998 and 1999 which were accounted for as poolings of interests. The prior period consolidated financial information has been restated as though the entities had always been part of Kroll. The selected consolidated financial information also includes the completion of other acquisitions in 1997, 1998, 1999 and 2000 that utilized the purchase method of accounting, which requires including the reported results of each acquired business from the effective date of its acquisition. The selected historical consolidated financial information presented as of December 31, 1999 and 2000 and for each of the three years ended December 31, 2000, has been derived from the audited consolidated financial statements of Kroll included elsewhere in this prospectus. The selected historical consolidated financial information as of December 31, 1996, 1997 and 1998 and for the years ended December 31, 1996 and 1997 is derived from Kroll's unaudited consolidated financial statements not included in this prospectus. The selected consolidated financial information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial information for Kroll as of and for the periods ended September 30, 2000 and 2001 is derived from Kroll's unaudited consolidated financial statements. Interim period financial information is subject to year-end adjustments and may not be indicative of the results to be expected for a full year.


                                                   KROLL INC.
                                             SELECTED CONSOLIDATED
                                             FINANCIAL INFORMATION
                                     (in thousands, except per share data)

                                                                                                  Nine Months Ended
                                                        Years Ended December 31,                     September 30,
                                                        ------------------------                     --------------
STATEMENT OF OPERATIONS DATA:               1996       1997       1998       1999       2000        2000        2001
                                            ----       ----       ----       ----       ----        ----        ----
Investigations and intelligence net
sales................................       $83,917    $92,147   $122,852   $183,499   $201,577    $154,998   $148,715
Information security net sales.......             -          -        116      4,346      4,033       3,740          -
                                           --------   --------   --------   --------   --------   ---------  ---------
    Total net sales..................        83,917     92,147    122,968    187,845    205,610     158,738    148,715
Cost of sales........................        57,400     56,517     69,511    104,366    123,791      92,586     90,281
                                           --------   --------   --------   --------   --------   ---------  ---------
    Gross profit.....................        26,517     35,630     53,457     83,479     81,819      66,152     58,434
Selling and marketing expenses.......         5,774      6,826     11,916     16,705     21,490      17,088     13,906
G&A expenses (including amortization)        20,434     23,273     30,435     56,907     64,192      48,667     45,204
                                           --------   --------   --------   --------   --------   ---------  ---------
    Total selling, G&A expenses
    (including amortization).........        26,208     30,099     42,351     73,612     85,682      65,755     59,110
Asset impairment.....................           125          -          -          -          -           -        807
Loss on sale of business unit........             -          -          -          -          -           -        545
Failed financing costs...............             -          -          -          -          -           -        880
Merger related costs.................             -      4,273      5,727      4,069        357         462          -
Failed merger related costs..........             -          -          -      1,562      2,491       2,519          -
Failed separation costs..............             -          -          -          -      4,195       3,248        607

Restructuring charges................             -          -          -      4,072         -           -       2,834
                                           --------   --------   --------   --------   --------   ---------  ---------
    Operating income (loss)..........           184      1,258      5,379        164    (10,906)     (5,832)    (6,349)
Interest expense.....................        (1,973)    (1,910)    (1,972)    (2,753)    (4,321)     (2,924)    (3,566)
Interest income......................             6        173        801        338        250          37        128
Other income (expense), net..........           385        (29)       890        (58)     1,658        (152)      (170)
                                           --------   --------   --------   --------   --------   ---------  ---------
Income (loss) from continuing
    operations before provision for
    income taxes and cumulative effect
    of change in accounting principle
    and extraordinary item...........        (1,398)      (508)     5,098     (2,309)   (13,319)     (8,871)    (9,957)
Provision for (benefit from) income
    taxes............................          (152)       483      1,374     (1,105)     2,377         660      2,051
                                           --------   --------   --------   --------   --------   ---------  ---------
Income (loss) from continuing
    operations before cumulative effect
    of change in accounting principle
    and extraordinary item...........        (1,246)      (991)     3,724    (1,204)   (15,696)     (9,531)   (12,008)
Income (loss) from operations of
    discontinued Security Products and
    Services Group, net of tax.......         6,326      2,366      9,388     1,043    (10,011)     (1,747)    (2,108)
Income (loss) from operations and
    estimated loss on disposal of
    discontinued Voice and Data
    Communications Group, net of tax.           333       (305)     (1,326)  (1,761)    (8,237)       (571)      (104)
Loss on sale of discontinued Security
    Products and Services Group, net of
    tax..............................             -          -          -          -         -           -     (4,539)
Loss on sale of discontinued Voice and
    Data Communications Group, net of
    tax..............................             -          -          -          -         -           -     (1,831)
Loss from operations and disposal of
    discontinued clinical business, net
    of tax...........................       (1,274)          -          -          -         -           -          -
                                           --------   --------    --------   --------   --------   ---------  ---------
Income (loss) before cumulative effect
    of change in accounting principle
    and extraordinary item...........         4,139      1,070     11,786    (1,922)   (33,944)    (11,849)   (20,590)
Cumulative effect of change in
    accounting principle, net of tax
    benefit..........................             -      (360)          -          -          -           -         -
                                           --------   --------    --------   --------   --------   ---------  ---------
Income (loss) before extraordinary item       4,139        710     11,786    (1,922)   (33,944)    (11,849)   (20,590)
                                           --------   --------   --------   --------   --------   ---------  ---------
Extraordinary item, net of tax benefit            -          -         -          -          -           -       (344)
                                           --------   --------   --------   --------   --------   ---------  ---------
       Net income (loss).............        $4,139       $710    $11,786   $(1,922)  $(33,944)   $(11,849)  $(20,934)
                                            =======   ========   ========   ========  =========   =========  =========
Basic earnings (loss) per share from
    continuing operations............       $(0.10)    $(0.07)      $0.19    $(0.05)    $(0.70)     $(0.43)    $(0.54)

                                       18

                                                                                                 Nine Months Ended
                                                        Years Ended December 31,                    September 30,
                                                        ------------------------                 -----------------
STATEMENT OF OPERATIONS DATA:              1996       1997       1998       1999       2000       2000       2001
                                           ----       ----       ----       ----       ----       ----       ----
Basic loss per share from extraordinary
    item.............................          -          -          -         -          --         --     $(0.02)
Basic earnings (loss) per share .....      $0.34      $0.05      $0.61     $(0.09)    $(1.52)    $(0.53)    $(0.93)
Basic weighted average shares
    outstanding......................     12,112     14,751     19,337     22,006     22,295     22,282     22,427
Diluted earnings (loss) per share from
    continuing operations............     $(0.10)    $(0.07)     $0.19     $(0.05)    $(0.70)    $(0.43)    $(0.54)
Diluted loss per share from
    extraordinary item...............          -          -          -         -          --         --     $(0.02)
Diluted earnings (loss) per share ...      $0.33      $0.05      $0.59     $(0.09)    $(1.52)    $(0.53)    $(0.93)
Diluted weighted average shares
    outstanding......................     12,670     15,560     19,908     22,006     22,295     22,282     22,427
BALANCE SHEET DATA:
Working capital......................     10,626     38,329     84,890     62,042     25,714     45,123     11,148
Net property, plant and equipment....      6,181      7,772     11,420     21,778     20,272     24,591     17,103
Total assets.........................     62,456     97,236    205,546    257,753    227,406    248,740    158,715
Total debt, including current portion     29,249     31,734     32,439     63,485     75,350     70,074     23,582
Shareholders' equity.................     22,874     42,861    144,496    155,868    116,421    139,068     98,363
OTHER:
Ratio of earnings to fixed charges         N/A(1)     N/A(1)      2.35     N/A(1)     N/A(1)     N/A(1)     N/A(1)

---------------------

(1) Ratio of earnings to fixed charges equals operating income (loss) from continuing operations before provision for income taxes and cumulative effect of change in accounting principles and extraordinary item plus interest expense and interest implicit in lease expense from continuing operations divided by the sum of interest expense and interest implicit in lease expense from continuing operations. For the years ended December 31, 1996, 1997, 1999 and 2000 and the nine months ended September 30, 2000 and 2001, Kroll's pre-tax earnings from continuing operations were insufficient to cover fixed charges by $1.4 million, $0.5 million, $2.3 million, $13.3 million, $8.9 million and $10.0 million, respectively.

                               -------------------

         In November 2001, Kroll issued $30 million of 6% Senior Secured Subordinated Convertible Notes due November 2006 and used the proceeds to repay substantially all debt outstanding at September 30, 2001. The notes bear interest at 6% per annum and are immediately convertible into Kroll common stock at an initial conversion price of $10.80 per share. See "Description of the Notes."

         Kroll has received a commitment letter from Foothill Capital Corporation to provide senior debt. The senior debt will consist of a revolving credit facility of up to $15 million. The senior debt will be secured by a security interest in substantially all of the assets of Kroll and its subsidiaries and a pledge of the stock of substantially all of Kroll's subsidiaries. Kroll expects to enter into agreements governing the senior debt in the near future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of results of operations and financial condition is based upon and should be read in conjunction with our consolidated financial statements and notes to the consolidated financial statements included elsewhere in this prospectus. As a result of the acquisitions made by Kroll in 1998, 1999 and 2000 (see below), financial results from period-to-period may not be comparable. In addition, on August 22, 2001, we completed the sale of the Security Products and Services Group to Armor Holdings, Inc., which we refer to in this prospectus as Armor. Historical amounts have been reclassified to conform to the current categories.

Recent Developments

         Corporate Initiatives. Kroll has considered a variety of corporate initiatives within the periods presented in the accompanying consolidated financial statements.

         On November 15, 1999, Kroll announced that it had entered into a definitive agreement with Blackstone Capital Partners III Merchant Banking Fund
L. P. pursuant to which common stock held by all Kroll shareholders, other than certain members of management, would be acquired by Blackstone for $18.00 per share in cash. On April 12, 2000, Kroll announced that Blackstone had withdrawn its offer to acquire Kroll common stock. Costs associated with the failed merger were approximately $2.5 million for the nine months ended September 30, 2000, and consisted primarily of fees for attorneys, accountants, investment bankers, travel and other related charges.

         On April 18, 2000, Kroll announced it would explore structuring a transaction that would result in the separation of its two principal operating segments, the Security Products and Services Group, which we refer to in this prospectus as "SPSG," and the Investigations and Intelligence Group. The structuring transaction would also include seeking an equity investment for its Information Security Group, which was consummated in October 2000 (see "--Other" below in this section). In September 2000, the board of directors approved an agreement and plan of reorganization and dissolution of Kroll that would have resulted in the spin-off of net assets into two new public companies. Upon completion of the spin-off, Kroll shareholders, other than members of management of the separated companies, would have owned shares in both companies. On April 20, 2001, the board decided not to pursue this separation alternative. Costs associated with this proposed separation were approximately $3.2 million and $0.6 million for the nine months ended September 30, 2000 and 2001, respectively, and consisted primarily of fees for attorneys, accountants and other related charges. Kroll does not anticipate any additional material expenses related to this now terminated separation alternative.

         On April 20, 2001, instead of the proposed separation, the board approved a definitive agreement to sell most of the active companies that comprise the Security Products and Services Group, other than SPSG's subsidiaries that provide kidnap and ransom and risk information services and its Russian business, to Armor.

         On August 22, 2001, Kroll completed the sale of SPSG to Armor for up to $55.7 million, consisting of $37.2 million in cash, $15.0 million in Armor common stock, and $1.5 million placed in escrow pending agreement on the closing date balance sheet audit. The purchase price is subject to a post-closing reduction in the event that the tangible net assets of SPSG as of the closing date are less than approximately $35.0 million. The agreement also provides for a potential deferred payment of up to $2.0 million by Armor to Kroll if a gross profit target is achieved by SPSG for the year ended December 31, 2001 (see Note 6B of the Notes to the Consolidated Unaudited Financial Statements). We do not believe that the gross profit target was achieved.

         On September 14, 2001, Kroll converted approximately $14.1 million in Armor common stock to cash. An additional $0.3 million was converted to cash on September 21, 2001. There remains a balance of approximately $0.6 million as of September 30, 2001, which Armor is contractually obligated to pay to Kroll. The proceeds from the sale of SPSG were used by Kroll to repay approximately $49.4 million of debt during the third quarter of 2001.

         Other. In October 2000, Kroll's then wholly owned subsidiary, Securify, Inc., completed a sale of preferred stock through a private equity offering to certain unrelated third parties. Under the terms of the stock purchase agreement, Securify issued approximately 49.2 million shares of Series A Convertible Preferred Stock, at $0.68 per share, for total gross proceeds of approximately $33.5 million. These preferred shares are convertible into an equivalent number of shares of Securify's common stock, subject to anti-dilution adjustments. Further, Kroll has assigned to the purchasers substantially all of Kroll's voting rights. As a result of this transaction, as of September 30, 2001, Kroll's ownership in Securify approximated 27%. Kroll's investment in Securify, previously consolidated, is now accounted for using the equity method. Kroll does not have any carrying value for its investment in Securify. Securify has realized continuing losses since October 2000. Since Kroll has not provided any guarantees and is not committed to provide any future funding to Securify, it has not recorded its equity share of Securify losses (see Note 7 of the Notes to the Consolidated Unaudited Financial Statements).

         On April 16, 2001, the Board of Directors approved a plan to discontinue operations of the Voice and Data Communications Group ("VDCG"), which offered secure satellite communication equipment and satellite navigation systems. On June 27, 2001, Kroll sold its ownership in the stock of VDCG. The results of operations of VDCG have been classified as discontinued operations and all prior periods have been restated accordingly (see Note 6A of the Notes to the Consolidated Unaudited Financial Statements).

         Kroll sold $30.0 million of 6% Senior Secured Subordinated Convertible Notes due 2006 in November 2001. The notes are immediately convertible into shares of common stock of Kroll at $10.80 per share, subject to customary and other antidilution adjustments. See "Description of the Notes."

General

         Kroll is a leading global provider of a broad range of specialized products and services that are designed to provide solutions to a variety of risk mitigation needs. Through October 17, 2000, Kroll reported its net sales from continuing operations through three groups. The Investigations and Intelligence Group offered business investigations and intelligence services and risk mitigation consulting services. The Security Products and Services Group marketed ballistic and blast protected vehicles and security services. The Information Security Group offered information and computer security services. As a result of the October 2000 sale of Securify preferred stock, the Information Security Group ceased to be part of Kroll's consolidated results. On April 20, 2001, Kroll entered into a definitive agreement to sell most of the active companies that comprise the Security Products and Services Group. On August 22, 2001 these operations were sold to an unrelated third party. Accordingly, these operations have been reclassified and reported as discontinued operations.

         Since the transactions described above, we have changed the composition of our reportable segments. Kroll now operates in three business segments: (1) consulting services, which is comprised of business investigations and intelligence services, financial services and technology services; (2) security services and (3) corporate services.

         Acquisitions. Kroll has pursued a strategy of aggressive growth and completed a number of acquisitions in 1998, 1999 and 2000, some of which have been accounted for by the pooling of interests method of accounting and others of which have been accounted by the purchase method of accounting. These acquisitions are listed in the chart which follows.


Poolings of Interests(1)

Company                         Business                 Segment             Date Acquired      Price
-------                         --------                 -------             -------------      -----
Laboratory Specialists of       Drug testing             Corporate Services  December 7, 1998   1,209,053
America, Inc.                                                                                   shares of
                                                                                                common stock

Securify Inc.                   Information security     Information         December 31, 1998  1,430,936
                                services                 Security                               shares of
                                                                                                common stock

Schiff & Associates, Inc.       Security architectural   Security Services   December 31, 1998  169,521 shares
                                services                                                        of common stock

Financial Research, Inc.        Business valuation and   Consulting          March 1, 1999      101,555 shares
                                economic damage          Services                               of common stock
                                analysis services

Background America, Inc.        Background               Corporate Services  June 16, 1999      899,243 shares
                                investigation services                                          of common stock

Purchases(2)(3)

Company                         Business                Segment             Date Acquired       Price
-------                         --------                -------             -------------       -----
Corplex, Inc.                   Investigative and       Security Services   March 1, 1998       29,207 shares
                                executive protection                                            of common stock
                                services

Lindquist Avey                  Forensic and            Consulting          June 1, 1998        $4.7 million in
MacDonald                       investigative           Services                                cash and
Baskerville, Inc.               accounting services;                                            278,340 shares
                                headquartered in                                                of common stock
                                Canada

InPhoto Surveillance Inc.       Video surveillance      Corporate Services  July 1, 1998        $0.8 million in
(formerly Kizorek, Inc.)        services                                                        cash and
                                                                                                352,381 shares
                                                                                                of common stock

Holder Associates, S.A.         Security services in    Security Services   October 1, 1998     $4.5 million in
                                Argentina                                                       cash and 46,827
                                                                                                share of common
                                                                                                stock s

Fact Finders Ltd.               Investigates            Consulting          November 1, 1998    $3.2 million in
                                intellectual property   Services                                cash, plus a
                                infringement cases in                                           3-year earn-out
                                Hong Kong and the                                               based on profits
                                Peoples Republic of
                                China

The Buchler Phillips Group      Corporate advisory      Consulting          June 3, 1999        $12.0 million
                                practices               Services                                in cash and
                                                                                                366,469 shares
                                                                                                of common stock

The Search Is On, Inc.          Background              Corporate Services  May 16, 2000        $0.4 million in
                                investigation services                                          cash, plus note
                                                                                                payable of $0.2
                                                                                                million

Decision Resources, Inc. (4)    Market research and     Consulting          July 11, 2000       $0.3 million in
                                business intelligence   Services                                cash, plus note
                                services                                                        payable of $0.4
                                                                                                million

(1) Pooling of interests accounting requires the restating of all prior period consolidated financial information as though the acquired entity had always been a part of Kroll.

(2) Kroll's consolidated financial statements include the reported results of each entity from its effective date of acquisition forward.

(3) In addition to the acquisitions listed above, in 1998 prior to their acquisition by Kroll, Laboratory Specialists of America, Inc. and Background America, Inc. completed three purchase acquisitions for $3.5 million in cash and 21,873 equivalent shares of Kroll common stock. Also in 1998, Kroll's discontinued Security Products and Services Group completed one purchase acquisition for $3.2 million in cash and 38,788 shares of Kroll common stock.

(4) On September 10, 2001, this business was sold (see Note 8 of the Notes to the Consolidated Unaudited Financial Statements).

         Revenue recognition. Revenue is recognized as the services are performed pursuant to the applicable contractual arrangements. Revenue related to time and materials arrangements is recognized in the period in which the services are performed. Revenue from standard hourly rate engagements is recognized as hours are incurred and revenue from standard daily rate arrangements is recognized at amounts represented by the agreed-upon billing amounts as incurred. Revenue related to fixed price arrangements are recognized based upon costs incurred as a percentage of the estimated total direct costs of the respective arrangements. The impact of any revisions in estimated total revenue and direct contract costs is recognized in the period in which they become known. Kroll records either billed or unbilled accounts receivable based on case-by-case invoicing determinations.

         Kroll recognized Information Security Group service revenue, which consisted of consulting fees on information security projects, ratably over the period of the agreement as services were performed or according to the completed contract method of accounting for contract revenue, depending on the nature of the agreement.

         In the loss associated with the discontinued Security Products and Services Group operations, Kroll, used the percentage-of-completion method calculated using the cost-to-cost approach to recognize revenue.

Restructuring of Operations

         Due to the number of acquisitions Kroll completed in 1998 and 1999, integration of the operations of the acquired companies with existing operations became a strategic initiative for Kroll's management. As part of this initiative, management evaluated its business segments to ensure that its core businesses within the segments were operating efficiently. As a result of management's evaluation, the decision was made to close several less profitable operating facilities so that Kroll could focus on integrating existing facilities with the newly acquired businesses.

         In the first quarter of 1999, Kroll began implementation of a plan to reduce costs and improve operating efficiencies and recorded a non-recurring pre-tax restructuring charge of approximately $0.5 million. In the second quarter of 1999, Kroll completed the restructuring plan with an additional non-recurring pre-tax restructuring charge of $3.9 million. The principal elements of the restructuring plan were the closing of two Investigations and Intelligence Group offices and the elimination of approximately 82 employees. The primary components of the restructuring charge were severance costs and lease termination costs (see Note 7(e) of the Notes to Consolidated Financial Statements).

         Kroll's Investigations and Intelligence Group implemented a plan, which we refer to in this prospectus as the "2001 Plan", to reduce costs and improve operating efficiencies and recorded an associated non-recurring pretax restructuring charge of approximately $2.6 million in the second quarter of 2001, and an additional charge of approximately $0.2 million in the third quarter of 2001. The principal elements of the 2001 Plan were the elimination of 98 employees and the closing of four offices. The primary components of the restructuring charge were severance costs and lease termination costs (see Note 3 of the Notes to the Consolidated Unaudited Financial Statements).

Results of Operations

         The following table sets forth, for the periods indicated, the items noted as a percentage of net sales:

                                                                                          For the Nine Months Ended
                                                        For the Years Ended                     September 30,
                                               -----------------------------------------  ---------------------------
                                                  1998            1999           2000          2000           2001
                                               ------------  -------------  ------------  ------------   ------------

Consulting services net sales                     61.4%           58.3%          61.4%         61.1%          67.6%
Security services net sales                       12.8%           15.5%          14.0%         13.9%          10.3%
Corporate services net sales                      25.7%           23.9%          22.6%         22.6%          22.1%


                                       23

                                                                                          For the Nine Months Ended
                                                        For the Years Ended                     September 30,
                                               -----------------------------------------  ---------------------------
                                                  1998            1999           2000          2000           2001
                                               ------------  -------------  ------------  ------------   ------------

Information security net sales                     0.1%            2.3%           2.0%          2.4%           0.0%
             Total net sales                     100.0%          100.0%         100.0%        100.0%         100.0%
Cost of sales                                     56.5            55.6           60.2          58.3           60.7
                                                 ------          ------         ------        ------         ------
        Gross profit                              43.5            44.4           39.8          41.7           39.3
Operating expenses:
    Selling and marketing                          9.7             8.9           10.5          10.8            9.4
    General and administrative                    24.8            30.3           31.2          30.7           30.4
    Impairment of assets                           0.0             0.0            0.0           0.0            0.5
    Loss on sale of business unit                  0.0             0.0            0.0           0.0            0.4
    Failed financing costs                         0.0             0.0            0.0           0.0            0.6
    Merger related costs                           4.7             2.2            0.2           0.3            0.0
    Failed merger related costs                    0.0             0.8            1.2           1.6            0.0
    Failed separation costs                        0.0             0.0            2.0           2.0            0.4
    Restructuring charges                          0.0             2.2            0.0           0.0            1.9
                                                 ------          ------         ------        ------         ------
        Operating income (loss)                    4.3             0.0           (5.3)         (3.7)          (4.3)
Other income (expense):
    Interest expense                              (1.6)           (1.5)          (2.1)         (1.8)          (2.4)
    Interest income                                0.7             0.2            0.1           0.0            0.1
    Other, net                                     0.7             0.0            0.8          (0.1)          (0.1)
                                                 ------          ------         ------        ------         ------
Income (loss) from continuing operations
   before provision for income taxes and
   extraordinary item                              4.1            (1.3)          (6.5)         (5.6)          (6.7)
    Provision for (benefit from) income
taxes                                              1.1            (0.6)           1.2           0.4            1.4
                                                 ------          ------         ------        ------         ------
Income (loss) from continuing operations
   before extraordinary item                       3.0            (0.7)          (7.7)         (6.0)          (8.1)
   Income (loss) from operations of
   discontinued Security Products and
   Services Group                                  7.6             0.6           (4.9)         (1.1)          (1.4)
   Loss from operations of discontinued
   Voice and Data Communications Group,
   net                                            (1.1)           (0.9)          (4.0)         (0.4)          (0.1)
   Loss from sale of discontinued
------------------------------------------
      Security Products and Services Group         0.0             0.0            0.0           0.0           (3.1)
   Loss from sale of discontinued Voice
   and Data Communications Group, net              0.0             0.0            0.0           0.0           (1.2)
                                                 ------          ------         ------        ------         ------
Net income (loss) before extraordinary
item                                               9.5            (1.0)         (16.6)         (7.5)         (13.8)
    Extraordinary item                             0.0             0.0            0.0           0.0           (0.3)
                                                 ------          ------         ------        ------         ------
Net income (loss)                                  9.5%           (1.0)%        (16.6)%        (7.5)%        (14.1)%
                                                 ======          ======         ======        ======         ======


Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

         Net sales. Net sales for the nine months ended September 30, 2001 decreased $10.0 million, or 6.3%, from $158.7 million in 2000 to $148.7 million in 2001.

         Investigations and Intelligence Group. Net sales for the Investigations and Intelligence Group decreased $6.3 million, or 4.1%, from $155.0 million in 2000 to $148.7 million in 2001.

         Consulting Services - Net sales for the Consulting Services segment increased $3.6 million, or 3.7%, from $96.9 million in 2000 to $100.5 million in 2001. This increase was attributable to the strong demand for our corporate recovery and turnaround services in the United Kingdom, where net sales increased approximately $4.8 million, or 29.9%, from $15.9 million in 2000 to $20.7 million in 2001. This increase was offset by decreased demand for other investigative consulting services in Asia and the United States, where merger and acquisition activity declined sharply in 2001.

         Security Services - Net sales for the Security Services segment decreased $6.7 million, or 30.6%, from $22.1 million in 2000 to $15.4 million in 2001. This decrease was primarily the result of decreased demand for security services in Latin America, where poor economic conditions existed. In addition, Kroll's net sales from security services decreased as a result of the transition of its security services business in Latin America from guard services, which have low margins, to other security services with higher margins.

         Corporate Services - Net sales for the Corporate Services segment decreased $3.1 million, or 8.6%, from $35.9 million in 2000 to $32.8 million in 2001. This decrease is attributable to the decline in our domestic surveillance business, primarily due to increased competition.

         Information Security Group. Net sales for the Information Security Group decreased from $3.7 million in 2000 to $0.0 million in 2001. In October 2000, Kroll's then wholly owned subsidiary, Securify, sold preferred stock to unrelated third parties, which decreased Kroll's ownership in Securify to approximately 27%. Following this transaction, net sales of this group have been excluded from Kroll's results of operations. (See Note 6 of the Notes to Consolidated Financial Statements.)

         Cost of sales and gross profit. Cost of sales for the nine months ended September 30, 2001 decreased $2.3 million, or 2.5%, from $92.6 million in 2000 to $90.3 million in 2001. This decrease entirely relates to the exclusion in 2001 of all of the cost of sales associated with the Information Security Group of $4.0 million, offset by a corresponding increase in cost of sales for the Investigations and Intelligence Group. Gross margin for the nine months ended September 30, 2001, was 39.3%, compared with 41.7% for the same period in 2000.

         Investigations and Intelligence Group. Gross margin for the Investigations and Intelligence Group decreased 3.6 percentage points from 42.9% in 2000 to 39.3% in 2001.

         As a percentage of net sales, cost of sales increased from 57.1% for the nine months ended September 30, 2000 to 60.7% for the same period in 2001.

         Consulting Services - Gross margin for the Consulting Services segment decreased 3.0 percentage points from 41.1% in 2000 to 38.1% in 2001. The decrease in gross margin was due to increased write-offs associated with bad debts and fixed costs associated with increased employee compensation and benefits as well as the change in product mix in sales and a higher percentage of reimbursable expenses in revenue with no associated profit margin.

         Security Services - Gross margin for the Security Services segment decreased 7.6 percentage points from 40.8% in 2000 to 33.2% in 2001. The decrease in gross margin is attributable to the decline in net sales, which caused fixed costs to increase as a percentage of net sales, impacting gross margin unfavorably.

         Corporate Services - Gross margin for the Corporate Services segment decreased 3.2 percentage points from 48.9% in 2000 to 45.7% in 2001. The decrease in gross margin is attributable to the decline in net sales, which caused fixed costs to increase as a percentage of net sales, impacting gross margin unfavorably.

         Information Security Group. Cost of sales for this group decreased from $4.0 million in 2000 to $0.0 million in 2001. In October 2000 Securify sold preferred stock to unrelated third parties, decreasing Kroll's ownership in Securify to approximately 27%. Following this transaction, expenses of this group have been excluded from Kroll's results of operations. (See Note 6 of the Notes to Consolidated Financial Statements.)

         Operating expenses. Operating expenses for the nine months ended September 30, 2001 decreased $7.2 million, or 10%, from $72.0 million in 2000 to $64.8 million in 2001. Included in this decrease are non-recurring expenses, which decreased $0.5 million, from $6.2 million in 2000 to $5.7 million in 2001. Non-recurring charges in 2000 primarily consisted of costs associated with the failed recapitalization merger with Blackstone and the failed separation of Kroll into two publicly traded companies. In 2001, non-recurring expenses primarily consisted of costs associated with the failed financing, impairment of assets, loss on sale of a business unit, the 2001 restructuring plan and Kroll's failed separation.

         Excluding non-recurring expenses, operating expenses decreased $6.7 million, or 10%, from $65.8 million in 2000 to $59.1 million in 2001. This decrease primarily relates to the exclusion in 2001 of all operating expenses associated with the Information Security Group. For the nine months ended September 30, 2000, the Information Security Group had $8.4 million of operating expenses. The decrease was partially offset by increased bad debt expense of $1.4 million and increased other ordinary operating expenses of $0.3 million. The increase in bad debt expense was the result of actions taken in the third quarter of 2001 when, because of the weak economic environment, Kroll increased its reserve for uncollectible accounts receivable.

         As a percent of net sales, operating expenses, before non-recurring expenses, decreased from 42% in 2000 to 40% in 2001.

         Interest expense. Interest expense for the nine months ended September 30, 2001 increased $0.7 million, or 22%, from $2.9 million in 2000 to $3.6 million in 2001. This increase was the result of the 0.5% increase in the monthly interest factor charged to the outstanding debt under the renegotiated credit agreement effective April 20, 2001. Additionally, a decrease in interest allocations to the discontinued SPSG business of $0.2 million from $1.5 million in 2000 to $1.3 million in 2001 impacted this increase. Including interest allocations to the SPSG business, interest increased $0.4 million from $4.4 million in 2000 to $4.8 million in 2001.

         Provision for income taxes. The provision for income taxes for the nine months ended September 30, 2001 was $2.1 million compared to $0.7 million in 2000. Despite a pre-tax loss in the first nine months of 2001, Kroll recorded a provision for income taxes for certain foreign subsidiaries, which generated income in the period. In addition, certain foreign subsidiaries realized losses during the first nine months of 2001 from which Kroll was not able to benefit for tax purposes due to the uncertainty relating to the future realizability of the net operating loss carry forward.

Fiscal Year Ended December 31, 2000 Compared to Fiscal Year Ended December 31, 1999

         Net sales. Net sales for the year ended December 31, 2000 increased $17.8 million, or 9.5%, from $187.8 million in the year ended December 31, 1999 to $205.6 million in 2000.

         Investigations and Intelligence Group. Net sales for the Investigations and Intelligence Group increased $18.1 million, or 9.9%, from $183.5 million in 1999 to $201.6 million in 2000.

         Consulting Services - Net sales for the Consulting Services segment increased $16.7 million, or 15.3%, from $109.5 million in 1999 to $126.2 million in 2000. A significant portion of this increase was a result of the purchase acquisition of Buchler Phillips, which was completed in the second quarter of 1999. Kroll also completed the purchase acquisition of Decision Resources, Inc. during 2000 to increase its geographic presence in Canada for investigative services. Excluding the impact of these acquisitions, net sales for consulting services increased $9.3 million, or 9.7%, from $95.7 million in 1999 to $105.0 million in 2000. The remaining increase in net sales was primarily attributable to the domestic and Canadian business operations of the Consulting Services businesses.

         Security Services - Net sales for the Security Services segment decreased $0.3 million, or 1.0%, from $29.1 million in 1999 to $28.8 million in 2000. Net sales of Kroll's security architecture and design business increased approximately $1.5 million, or 24.6%, from $6.1 million in 1999 to $7.6 million in 2000 due to increased demand. This increase was offset by decreased sales of guard services in our Latin American security business and reduced demand for crisis management and planning services.

         Corporate Services - Net sales for the Corporate Services segment increased $1.7 million, or 3.7%, from $44.9 million in 1999 to $46.6 million in 2000. During 2000, Kroll completed the purchase of The Search Is On, which provides information utilized in background investigations. Excluding the impact of this purchase acquisition, net sales increased $0.8 million, or 1.7%, from $44.9 million in 1999 to $45.7 million in 2000. The increase in net sales was attributable to the increased demand for background investigations and drug screening services, which increased approximately $2.1 million in 2000, offset by a decrease in net sales of surveillance services of approximately $1.3 million in 2000.

         Information Security Group. Net sales for the Information Security Group decreased $0.3 million, or 7.0%, from $4.3 million in 1999 to $4.0 million in 2000. The decrease in net sales was primarily the result of Kroll's sale of preferred stock related to this entity in October 2000. Net sales subsequent to the sale are excluded from Kroll's results of operations. (See Note 6 of the Notes to the Consolidated Financial Statements.)

         Cost of sales and gross profit. Cost of sales increased $19.4 million, or 18.6%, from $104.4 million in 1999 to $123.8 million in 2000. The increase in cost of sales was partially due to the Buchler Phillips acquisition completed in the second quarter of 1999. Excluding this acquisition, cost of sales increased $15.5 million. Gross profit as a percentage of net sales was 44.4% and 39.8% for 1999 and 2000, respectively.

         Investigations and Intelligence Group. Gross margin for the Investigations and Intelligence Group decreased 3.4 percentage points from 44.2% in 1999 to 40.8% in 2000.

         Consulting Services - Gross margin for the Consulting Services segment decreased 5.9 percentage points from 44.7% in 1999 to 38.8% in 2000. The decrease in gross margin was due to increased fixed costs associated with increased employee compensation and benefits as well as increased subcontractor fees associated with generating professional fee revenue.

         Security Services - Gross margin for the Security Services segment decreased 1.5 percentage points from 39.6% in 1999 to 38.1% in 2000. The decrease in gross margin was due to increased fixed costs associated with increased employee compensation and benefits.

         Corporate Services - Gross margin for the Corporate Services segment increased 1.7 percentage points from 46.2% in 1999 to 47.9% in 2000. The increase in gross margin is attributable to increased sales without a corresponding increase in fixed costs.

         Information Security Group. Gross margin for the Information Security Group decreased from 52.9% in 1999 to a negative 10.0% in 2000. Gross margin was negatively impacted in 2000 by a continuing focus on development of this Group's service capabilities and an increase in professional personnel to support the establishment of a firm customer base.

         Operating expenses. Operating expenses increased $9.4 million, or 11.3%, to $92.7 million in 2000 from $83.3 million in 1999. This increase was despite a decrease in non-recurring expenses of $2.7 million, from $9.7 million in 1999 to $7.0 million in 2000. Non-recurring charges in 2000 consisted of approximately $2.5 million of costs associated with the failed recapitalization merger with Blackstone as well as $4.2 million of costs associated with the failed separation of Kroll's Security Products and Services Group and Investigations and Intelligence Group. In 1999, non-recurring expenses included $4.1 million of merger-related expenses primarily for the Background America merger, $1.6 million in failed merger expenses associated with the failed recapitalization merger with Blackstone, as well as a restructuring charge of $4.1 million.

         Excluding non-recurring expenses, operating expenses increased $12.1 million in 2000. Approximately $1.6 million of this increase was due to operating expenses incurred by Buchler Phillips in the first quarter of 2000. The Buchler Phillips acquisition was not completed until the second quarter of 1999 and its operating expenses are not included in Kroll's historical financial information until the effective date of the acquisition, April 1, 1999. Also included in the operating expense increase were increases of $2.5 million for depreciation and amortization of fixed and intangible assets, including goodwill, and $2.4 million for bad debt expense. In the third quarter of 1999, the Investigations and Intelligence Group recovered approximately $1.5 million of a previously written off bad debt which offset a portion of the Group's bad debt expense recognized in 1999. In 2000, slow customer payments prompted the Investigations and

Intelligence Group to increase its reserve for uncollectible accounts receivable. In addition, operating expenses in the Information Security Group increased $5.1 million as a result of the continuing focus on development of this Group's software products capabilities, including an increase in professional and support personnel to support the increased development.

         As a percentage of net sales, operating expenses, before non-recurring charges, increased from 39.2% in 1999 to 41.7% in 2000. The increase in operating expenses as a percentage of net sales primarily was attributable to increased fixed costs to develop the Information Security Group's software products capabilities and to the increases related to depreciation, amortization and bad debt expenses.

         Interest expense. Interest expense increased $1.5 million, or 57%, to $4.3 million in 2000, from $2.8 million in 1999. This increase was the result of increased borrowings under Kroll's revolving credit facility. For most of the first six months of 1999, Kroll had excess funds as a result of a public offering of stock completed in May 1998 and no borrowings were required on the revolving credit facility until the purchase of Buchler Phillips on June 3, 1999. In 2000, increased borrowings under Kroll's revolving credit facility primarily related to the continuing funding of the working capital needs of the Information Security Group, costs of approximately $4.2 million related to the separation of Kroll's two principal operating groups and failed merger costs of $2.5 million.

         Provision for income taxes. The provision for income taxes was $2.4 million in 2000 compared to $(1.1) million in 1999. The effective tax rates for the periods were (48%) in 1999 and 18% in 2000. In 2000, Kroll recorded tax expense despite the pre-tax loss incurred from operations. The tax provision resulted from the non-deductibility of certain expenses, including the failed separation costs and a litigation settlement with the U.S. Department of Justice regarding SPSG, and from income in certain domestic and foreign jurisdictions. Additionally, certain domestic and foreign entities realized losses in 2000 from which Kroll was not able to benefit for tax purposes. A valuation allowance related to all of these net operating loss carryforwards was provided for in 2000.

         Discontinued operations. The results from the discontinued Security Products and Services Group decreased $11.0 million from income of $1.0 million in 1999 to a loss of $10.0 million in 2000. This decrease was primarily due to a $12.3 million decrease in sales without a corresponding decrease in the cost of sales. The $2.1 million increase in cost of sales on lower sales volume resulted in an increase of 9.4% in the cost of sales as a percentage of sales. Partially offsetting these factors was a reduction of approximately $3.3 million in the provision for income taxes and a slight decrease in administrative and sales costs.

         The loss from operations of the discontinued Voice and Data Communications Group increased from $1.8 million in 1999 to $3.2 million in 2000. This increase was due to an increase in the Group's inventory reserve resulting from excess stock of technologically outdated telecommunications equipment as well as an increase in the allowance for doubtful accounts due to slow paying customers. Due to the uncertainty surrounding the future realizability of the tax benefit associated with the Voice and Data Communication Group's losses in the future, management concluded that a valuation allowance for the entire tax benefit was required in both 1999 and 2000. In addition, management estimated a loss on disposal of $5.0 million which includes the estimated future results of operations through the estimated date of the shutdown. Major components of the estimated loss on disposal include a writedown of related goodwill and other asset balances of $4.2 million and estimated severance, operating and shutdown costs of $0.8 million.

         Net loss. Net loss increased $32.0 million from a loss of $1.9 million in 1999 to a loss of $33.9 million in 2000. The increase in net loss was due primarily to a decrease in gross profit of $1.7 million, increases in operating expenses of $9.4 million, increases of $3.5 million in provision for taxes, increases in losses associated with the discontinued Voice and Data Communications Group of $6.5 million and a loss of $10.0 million in 2000 compared to income of $1.0 million in 1999 for the discontinued Security Products and Services Group.

Fiscal Year Ended December 31, 1999 Compared to Fiscal Year Ended December 31, 1998

         Net sales. Net sales for the year ended December 31, 1999 increased $64.9 million, or 52.8%, from $123.0 million in the year ended December 31, 1998 to $187.8 million in 1999.

         Investigations and Intelligence Group. Net sales for the Investigations and Intelligence Group increased $60.6 million, or 49.4%, from $122.9 million in 1998 to $183.5 million in 1999. A substantial portion of this increase was a result of the acquisitions of Lindquist Avey, InPhoto, Corplex, Fact Finders, Holder Associates and Buchler Phillips. Excluding net sales reported by these acquired entities, net sales increased $17.7 million, or 17.0%, from $103.9 million in 1998 to $121.6 million in 1999.

         Consulting Services - Net sales for the Consulting Services segment increased $34.0 million, or 45.0%, from $75.5 million in 1998 to $109.5 million in 1999. A substantial portion of this increase was the result of the acquisitions of Lindquist Avey and Fact Finders in 1998, for which there was an entire year of operations in 1999, as well as the acquisition of Buchler Phillips in 1999. These acquisitions increased the geographic presence of our Consulting Services business in Asia, Europe and Canada. Excluding net sales reported by these acquired entities, net sales increased $5.5 million, or 8.2%, in 1999, from $66.8 million in 1998 to $72.3 million in 1999.

         Security Services - Net sales for the Security Services segment increased $13.3 million, or 84.2%, from $15.8 million in 1998 to $29.1 million in 1999. A substantial portion of this increase was the result of the acquisitions of Holder Associates and Corplex in 1998, for which there was an entire year of operations in 1999. These acquisitions increased the geographic presence of our Security Services business in Latin America and domestically in the United States. Excluding net sales reported by these acquired entities, net sales increased $3.4 million, or 26.1%, in 1999, from $13.0 million in 1998 to $16.4 million in 1999.

         Corporate Services - Net sales for the Corporate Services segment increased $13.3 million, or 42.3%, from $31.6 million in 1998 to $44.9 million in 1999. A substantial portion of this increase was the result of the acquisition of InPhoto in 1998, for which there was an entire year of operations in 1999. This acquisition increased our domestic surveillance capability. Excluding net sales reported by this acquired entity, net sales increased $8.8 million, or 36.6%, in 1999 from $24.2 million in 1998 to $33.0 million in 1999. The remaining increase in net sales was due to increased volume in our domestic and Canadian background checking businesses and domestic drug testing business.

         Information Security Group. Net sales for the Information Security Group increased $4.2 million from $0.1 million in 1998 to $4.3 million in 1999. The Information Security Group initiated operations in February 1998 but had minimal sales as it was involved in start-up activities for most of the year.

         Cost of sales and gross profit. Cost of sales increased $34.9 million, or 50.1%, from $69.5 million in 1998 to $104.4 million in 1999. Most of the increase in cost of sales was due to the acquisitions completed in 1998 and 1999. Excluding these acquisitions, cost of sales increased $18.9 million. Gross profit as a percentage of net sales was 43.5% and 44.4% for 1998 and 1999, respectively. Most of the increase in gross profit as a percentage of net sales was due to the effect of the Information Security Group's first full year of operations in 1999.

         Investigations and Intelligence Group. Gross margins for the Investigations and Intelligence Group increased 0.4 percentage points from 43.8% in 1998 to 44.2% in 1999.

         Consulting Services - Gross margin for the Consulting Services segment increased 0.7 percentage points from 44.0% in 1998 to 44.7% in 1999. The increase in gross margin was primarily a result of the acquisition of Buchler Phillips, which provides corporate turnaround and corporate recovery services and which historically has had higher margins than our other consulting services.

         Security Services - Gross margin for the Security Services segment increased 2.2 percentage points from 37.4% in 1998 to 39.6% in 1999. The increase in gross margin is attributable to increased sales without a corresponding increase in fixed costs.

         Corporate Services - Gross margin for the Corporate Services segment decreased 0.6 percentage points from 46.8% in 1998 to 46.2% in 1999. The decline in gross margin is due to a change in product mix. Total net sales for the Corporate Services segment increased; however a significant portion of this growth was attributable to surveillance services which produce lower margins.

         Operating expenses. Operating expenses increased $35.2 million, or 73.3%, to $83.3 million in 1999 from $48.1 million in 1998. The increase was partially due to the acquisitions completed in 1998 and 1999. Operating expenses of acquired companies represented $23.6 million of total operating expenses in 1999 and $6.1 million of total operating expenses in 1998. Excluding operating expenses of these acquired companies, operating expenses increased $17.8 million net of a $1.5 million recovery of a previously written off bad debt. Included in this increase was a restructuring charge of $4.1 million and $3.8 million for depreciation and amortization of intangible assets including goodwill. In addition, approximately $5.0 million of the increase in expenses related to the additional legal, accounting, insurance and information systems costs required to administer the growth experienced by Kroll since the beginning of 1998. A key component of these costs was the implementation of a new enterprise system at one of the Investigation and Intelligence Group's subsidiaries as well as new corporate financial reporting software. The remaining increase, $4.9 million, related to overall compensation and benefits increases, an increase in the level of personnel and other administrative, marketing and facility costs.

         In 1998, Kroll recorded approximately $5.7 million in expenses related to the mergers with Laboratory Specialists, Schiff, Securify and Background America. In 1999, Kroll recorded approximately $4.1 million in merger and integration related expenses associated with those acquisitions. In addition, Kroll recorded approximately $1.6 million in expenses associated with the failed recapitalization merger with Blackstone. (See Note 2 of the Notes to Consolidated Financial Statements).

         As a percentage of net sales, operating expenses, before merger related, restructuring and failed recapitalization merger costs, were 34.5% in 1998 and 39.2% in 1999. The increase in operating expenses as a percentage of net sales was primarily a result of increased fixed costs to administer the growth experienced by Kroll since the beginning of 1998.

         Interest expense. Interest expense increased $0.8 million, or 39.6%, to $2.8 million in 1999 from $2.0 million in 1998. With the completion of an additional offering, a significant portion of Kroll's indebtedness was repaid (approximately $14.8 million). As a result, Kroll experienced lower interest expense starting in the third quarter of 1998 and continuing through the first quarter of 1999. However, due to the significant number of acquisitions completed in the second half of 1998 and first half of 1999, remaining cash from the offering was utilized. Kroll began to draw on its $25.0 million credit facility in 1999, primarily to fund the $12.0 million cash portion of the Buchler Phillips purchase price and to fund overall growth and working capital, particularly the additional cash needs of the Information Security Group.

         Interest income. Interest income decreased $0.5 million, or 57.8%, to $0.3 million in 1999, compared to $0.8 million in 1998. Net proceeds of the offering that were not used to repay debt were invested in short-term instruments with maturities of three months or less. The return on these investments was responsible for the increased interest income in 1998. In 1999, the remaining investments were liquidated to fund acquisitions and increases in working capital needs as a result of acquisitions and growth.

         Provision for income taxes. The provision for income taxes was $(1.1) million in 1999 compared to $1.4 million in 1998. The effective tax rates for the periods were 27% in 1998 and (48%) in 1999. In 1999, Kroll recorded taxes at an effective rate significantly higher than it had experienced in 1998 largely because some of the merger related expenses incurred in the period as well as increases in goodwill and intangible amortization were not deductible for tax purposes. The 1999 tax provision also reflected the favorable impact of the reversal of the valuation allowance related to certain foreign jurisdiction net operating loss carryforwards, net of other foreign losses that did not have a current benefit. In 1998, Kroll determined that certain of the Kroll Holdings merger expenses were deductible in future periods which favorably impacted the effective tax rate in 1998.

         In addition, the 1998 tax provision also reflected the favorable impact of foreign locations with statutory tax rates at levels below U.S. tax rates and the reversal of the valuation allowance related to certain foreign net operating loss carryforwards. Certain foreign jurisdictions realized losses in 1999 from which Kroll was not able to benefit for tax purposes.

         Discontinued operations. Income from discontinued operations of SPSG decreased $8.4 million from $9.4 million in 1998 to $1.0 million in 1999. This decrease was mostly due to an increase in the general and administrative expense of SPSG and a significant decrease in the sales of SPSG resulting in a proportionate decrease in gross profits. The loss from discontinued operations of the Voice and Data Communications Group increased $0.5 million from $1.3 million in 1998 to $1.8 million in 1999. This increase was due to an increase in the Group's inventory reserve which resulted from technology changes in the telecommunications market effectively reducing demand and lowering sales prices for certain items included in the Group's inventory. Due to the uncertainty surrounding the future realizability of the tax benefit associated with the Voice and Data Communication Group's losses, management concluded that a valuation allowance for the entire tax benefit was required in both 1998 and 1999.

         Net income (loss). Net income decreased $13.7 million from income of $11.8 million in 1998 to a loss of $1.9 million in 1999. The decrease was due primarily to a $35.2 million increase in operating expenses, and a decrease in income of $8.4 million of the discontinued Security Products and Services Group. The decrease was partially offset by $30.0 million in increased gross profit and a decreased provision for income taxes, discussed above.

Liquidity and Capital Resources

         General. Kroll historically has met its operating cash needs by utilizing borrowings under its credit arrangements and net proceeds from public offerings to supplement cash provided by operations, excluding non-cash charges such as depreciation and amortization.

         Credit facilities and senior notes. On March 30, 2001, Kroll entered into an amended and restated loan agreement, which expires on May 31, 2002 if not terminated earlier as described below, to provide for a revolving credit facility that initially amounted to $40.0 million. The agreement also provided for a letter of credit facility of up to $6.0 million of transactional letters of credit. Letters of credit cannot be issued or renewed with a maturity date beyond May 31, 2002. The agreement was secured by substantially all assets of Kroll and its subsidiaries along with a pledge of the stock of essentially all the subsidiaries, all of which jointly and severally guaranteed obligations under the agreement. The revolving credit facility required quarterly reductions of approximately $1.1 million on September 30, 2001 and approximately $1.7 million on each of December 31, 2001 and March 31, 2002 in the amount that may be borrowed under the facility and, if necessary, corresponding principal repayments to the adjusted levels. In addition, the net proceeds from any lender-approved sale of assets in excess of $1.0 million per transaction or $2.0 million per fiscal year was to be paid proportionately to the revolving credit facility lender and to the holders of Kroll's outstanding senior notes (discussed below), with a corresponding reduction in the total permitted borrowings under the revolving credit facility. This included the net proceeds from the sale to Armor and any proceeds from sales of Kroll's stock ownership in Securify or other assets in excess of the threshold amounts. Borrowings under Kroll's revolving credit facility were approximately $36.5 million and $8.3 million at December 31, 2000 and September 30, 2001, respectively. Borrowings under Kroll's senior notes were approximately $35.0 million and $12.9 million at December 31, 2000 and September 30, 2001, respectively. Both the revolving credit facility and senior notes were retired on November 14, 2001.

         In connection with the amended credit facility, Kroll entered into amended and restated agreements with the holders of its senior notes. These agreements were also secured by substantially all assets of Kroll and its subsidiaries and a pledge of the stock of essentially all the subsidiaries and were jointly and severally guaranteed by essentially all the subsidiaries. The amended and restated senior note agreements required total principal payments of $864,200 on September 30, 2001 and of $1,296,300 on each of December 31, 2001 and March 31, 2002. The balance was payable at maturity in May 2003, but maturity was accelerated to May 31, 2002 if Kroll's revolving credit agreement was not renewed and, as described below, further accelerated upon closing of the transaction with Armor. The September 30, 2001 payment referenced above was made in October 2001.

         The amended bank loan and senior note agreements contained substantially identical financial covenants which, among other restrictions, required the maintenance of certain financial ratios and other financial requirements, including an interest coverage ratio, net worth minimums and minimum quarterly EBITDA that required Kroll to effectively break even before taxes and to generate EBITDA of $6.0 million per quarter. The agreements also imposed limitations on mergers, acquisitions, stock redemption, additional indebtedness and capital expenditures. The loan agreement did not permit the declaration or payment of any dividend, other than stock dividends. Kroll was not in compliance with these covenants as of September 30, 2001. As the facility was retired on November 14, 2001, no adverse consequences resulted from any event of non-compliance.

         The bank loan agreement and senior notes were further amended as of April 20, 2001 and October 22, 2001 in connection with Kroll's agreement to sell the Security Products and Services Group to Armor. The March 30, 2001 agreements required interest on advances under the revolving credit facility and on the senior notes at the greater of 8.56% or the prime rate plus 1.5%. Effective April 20, 2001 the interest rate under all of the agreements was changed to the greater of (a) 8.56% or (b) prime plus 1.5%, plus 0.5% times the number of 30-day periods which expired after April 20, 2001 (or, if less, the highest rate allowed by law).

         At the closing of the sale of the SPSG business to Armor, Kroll received approximately $53.7 million, of which approximately $15.0 million was paid in shares of Armor common stock and the balance was paid in cash. Of the approximately $38.7 million balance, $1.5 million was deposited in escrow for the satisfaction of some conditions under the agreement. Kroll used approximately $2.2 million for transaction costs and the remaining $35 million of cash to repay the revolving credit facility lender and the senior note holders, in a ratio of 56.8% and 43.2%, respectively.

         Following the closing of the transaction with Armor, proceeds from the sale of the Armor stock of approximately $14.1 million and an additional $0.3 million subsequently received were paid immediately to the revolving credit facility lender and senior note holders in the same percentages. $0.6 million remains to be received from Armor.

         In November 2001, we obtained new financing of $30.0 million in the form of 6% Senior Secured Subordinated Convertible Notes due 2006. On November 14, 2001, Kroll issued $25.0 million of notes and issued an additional $5.0 million of notes on November 20, 2001. For a description of the notes, see "Description of the Notes."

         A significant portion of the proceeds from the new financing was used to retire Kroll's amended bank loan and senior notes. Excess proceeds of approximately $8.0 million will be utilized for working capital to fund operations.

         The deferred financing costs associated with Kroll's amended bank loan and senior notes in the amount of $0.5 million was accelerated, resulting in an extraordinary loss of $0.3 million, net of taxes, in the quarter ended September 30, 2001.

         Effective June 3, 1999, with the acquisition of Buchler Phillips, Kroll acquired a demand note with maximum borrowings of 2.5 million pounds sterling. The demand note bears interest at the Bank of England's base rate plus 1.0%. Maximum borrowings permitted pursuant to this demand note are $4.0 million. Borrowings outstanding pursuant to this demand note were approximately $2.8 million and $1.7 million, as translated at December 31, 2000 and September 30, 2001, respectively.

          We currently believe that the net proceeds from the sale of the notes, combined with the available borrowings under the demand note and Kroll's cash from operations, will be sufficient to fund our operations for at least the next 12 months.

         Kroll has received a commitment letter from Foothill Capital Corporation to provide senior debt. The senior debt will consist of a revolving credit facility of up to $15 million, subject to borrowing base limitations, and will have a term of three years. Borrowings under the senior debt will bear interest, at Kroll's election, at a rate per annum equal to (1) a base rate, which will be the prime rate of Wells Fargo Bank, N.A., plus 0.75% or (2) LIBOR plus 2.75%. Kroll will pay Foothill Capital a fee equal to the product of 0.375% per annum and the unused portion of senior debt. The senior debt agreement will require Kroll to maintain a minimum level of EBITDA. Kroll will also be subject to affirmative and negative covenants customarily contained in debt agreements of this type. The senior debt will be secured by a security interest in substantially all of the assets of Kroll and its material domestic subsidiaries and a pledge of the stock of some of Kroll's subsidiaries. Kroll expects to enter into agreements governing the senior debt in the near future.

         Cash flows from operating activities. Operating activities used $11.5 million in net cash investments in 2000 compared to net cash used of $8.5 million in 1999. In 1999, cash was used primarily to fund working capital investments. In 2000, cash was used primarily to fund working capital investments, separation and failed merger costs and the continuing losses of Securify until the sale of a majority interest in Securify in October 2000. (See Note 7 of the Notes to the Consolidated Unaudited Financial Statements.)

         In the first nine months of 2001, cash provided by operating activities was $1.1 million. In the first nine months of 2000, cash used in operating activities was $11.8 million. The improved cash flow in 2001 primarily resulted from more timely collection of accounts receivable and work-in-progress.

         Cash flows from investing activities. In 2000, Kroll incurred capital expenditures of $7.6 million, primarily for upgrades of general information systems as well as additional leasehold improvements and office furniture and fixtures related to new office space in the Investigations and Intelligence Group. In 1999, Kroll incurred capital expenditures of $12.9 million, primarily related to the acquisition and implementation of an enterprise system at its Investigations and Intelligence Group. In 1999, Kroll sold $13.3 million of its marketable securities in order to fund its increased capital expenditure requirements. Additions to databases totaled $3.9 million and $4.4 million for the years ended December 31, 1999 and 2000, respectively. In addition to capital expenditures, 1999 investing activities included the acquisition of Buchler Phillips, which required cash of approximately $12.0 million, net of cash acquired.

         In the nine months ended September 30, 2001, Kroll incurred $2.2 million of capital expenditures primarily for upgrades of general information systems as well as additional leasehold improvements. In the nine months ended September 30, 2000, Kroll incurred capital expenditures of $6.0 million primarily related to upgrades of general information systems, leasehold improvements, office equipment and expenditures of $1.6 million by Securify prior to the sale of Kroll's majority interest in Securify on October 2000. (See
Note 7 of the Notes to the Consolidated Unaudited Financial Statements.) Additions to databases totaled $3.6 million and $3.3 million for the nine months ended September 30, 2000 and 2001, respectively. Kroll incurred $0.5 million in expenditures associated with acquisitions of businesses in the nine months ended September 30, 2000, but made no acquisitions in the nine months ended September 30, 2001.

         Cash flows from financing activities. Net cash provided by financing activities was $26.2 million and $11.5 million for the years ended December 31, 1999 and 2000, respectively. In both periods, cash was provided by borrowings under bank lines of credit, net of repayments of long term debt. In 1999 cash was also provided from proceeds from the exercise of stock options and warrants.

         In the first nine months of 2001, cash used by financing activities was $51.9 million, most of which was the result of repayments of $29.2 million under the revolving credit facility and $22.4 million of long-term debt. Cash used by financing activities for the first nine months of 2000 was $2.9 million and was primarily the result of drawings under the revolving credit facility.

         Cash flows from discontinued operations. Net cash provided by discontinued operations was $9.1 million in 2000 compared with net cash used of $3.6 million in 1999. Cash provided in 2000 reflects the significant increase in net cash provided by working capital items by the Security Products and Services Group offset by their net loss and capital expenditures. Cash used in 1999 primarily reflects the Voice and Data Communications Group's net loss and the Security Products and Services Group's capital expenditures offset by the cash provided by their working capital items and their net income.

         In the first nine months of 2000, cash provided by discontinued operations was $19.8 million related to SPSG and VDCG. For the same period in 2001 cash provided by discontinued operations was $55.0 million as a result of the sale of SPSG to Armor.

         Foreign operations. Kroll attempts to mitigate the risks of doing business in foreign countries by separately incorporating its operations in those countries; maintaining reserves for credit losses; maintaining insurance on equipment to protect against losses related to political risks and terrorism, and using financial instruments to hedge Kroll's risk from translation gains and losses. Kroll utilizes derivative financial instruments, in the form of forward contracts, to hedge some of its exposure to foreign currency rate fluctuations. At September 30, 2001, four such contracts, maturing between December 2001 and December 2002, were outstanding in connection with intercompany demand notes with certain subsidiaries. These contracts are intended to hedge Kroll's exposure to deterioration in the amount outstanding due to changes in currency translation rates. As of September 30, 2001, the foreign hedge contracts had a notional amount of $3.2 million, which approximated their estimated fair value. Gains or losses on existing forward instruments are offset against the translation effects reflected in the accumulated other comprehensive income
(loss) component of shareholders' equity. The fair value of forward contracts is not recognized in the consolidated financial statements since they are accounted for as hedges. Kroll does not hold or issue derivative financial instruments for trading purposes.

         Quarterly fluctuations. Kroll generally does not have long-term contracts with its clients in its Investigations and Intelligence Group and its ability to generate net sales is dependent upon obtaining many new projects each year, most of which are of a relatively short duration. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full fiscal year.

         New accounting pronouncements. The Emerging Issues Task Force ("EITF") Issue No. 00-20, "Accounting for Costs Incurred to Acquire or Originate Information for Database Content and Other Collections of Information," states that the EITF is considering different views for the accounting for database costs. One of the views would require Kroll to expense some or all of the database costs that Kroll currently capitalizes and amortizes, which is currently an acceptable alternative. Adoption of a different method of accounting for database costs could have a material impact on Kroll's financial position and results of operations. To date, the EITF has not made any official determinations on this issue.

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), which addresses financial accounting and reporting for business combinations. SFAS No. 141 requires all business combinations in the scope of the statement to be accounted for using one method, the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Due to the recent issuance of the standard, Kroll is still assessing the potential impact to its consolidated financial statements.

         In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which establishes accounting and reporting standards for goodwill and other intangible assets that are acquired individually or with a group of other assets. The provisions of this statement are effective for fiscal years beginning after December 15, 2001. For example, Kroll had amortization expense related to goodwill and other intangible assets of approximately $2.6 million for the nine months ended September 30, 2001. Due to the recent issuance of the standard, Kroll is still assessing the potential impact to its consolidated financial statements.

         In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. Kroll is required to implement SFAS No. 143 on January 1, 2003, and has not yet determined the impact that this statement will have on its results of operations or financial position.

         In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. This standard applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those assets be measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. Kroll is required to implement SFAS No. 144 on January 1, 2002, and has not yet determined the impact that this statement will have on its results of operations or financial position.

Quantitative and Qualitative Disclosures About Market Risk

         See " -- Liquidity and Capital Resources - Foreign Operations."

                                    BUSINESS

Overview

         We are a leading provider of investigations, intelligence, security and risk mitigation consulting services. Through a network of 55 offices located in 18 countries, we provide information, analysis and solutions, including:

          o consulting services, which is comprised of: (1) business investigations and intelligence services, including nonfinancial due diligence, litigation support, fraud investigations, monitoring services and special inquiries and intellectual property infringement investigations; (2) financial services, including forensic accounting, recovery and restructuring, asset tracing and analysis services and pre-acquisition financial due diligence; and (3) technology services, including computer forensics and data recovery, information security and litigation and systems support services;

          o security services, including threat assessment, risk and crisis management, corporate security planning and executive protection, security architecture and design, and electronic countermeasures; and

          o corporate services, including pre-employment background checking, drug testing and surveillance services.

Business Strategy

         September 11, 2001 was a national and international tragedy. We believe a significant result of this tragedy has been an increased demand for security and risk mitigation services. We believe a significant consequence of this tragedy has been an increased demand for security and risk mitigation services, and we believe that, as a result, in the fourth quarter of 2001 our revenues from these services have increased. We also believe that this increased demand for security and risk mitigation services will continue for the foreseeable future.

         We plan to grow our business by capitalizing on our strengths and taking advantage of favorable industry conditions, including projected industry growth, as well as the following strategies:

         Increase Stability of Revenue Base. We intend to increase revenue stability through:

          o the continued expansion of our security services business, including threat assessment and response services and crisis management;

          o the continued expansion of our service line capabilities in other existing businesses, such as forensic accounting, fraud investigation and business valuation;

          o the continued expansion of our counter-cyclical businesses, such as financial recovery, restructuring, insolvency and turnaround services; and

          o the continuing development of businesses that have recurring revenue streams, such as background checking and drug testing.

         Maximize Operating Efficiency. We seek to increase our efficiency by using cost effective methods to minimize response times, improve the quality of services and reduce costs, including increasing employee utilization, minimizing administrative costs and facilitating the integration of acquired companies.

         Expand Existing Customer Base. We are able to offer our client base a single source for global security and risk mitigation consulting services. In order to take advantage of marketing opportunities, we utilize relationship managers. This program ensures that the full range of our services within each operating group around the world is effectively marketed to our clients. This program improves communication and client knowledge about our organization and services and broadens our relationship with clients.

         Capitalize on Growing International Opportunities. With the continued growth of cross-border business transactions, companies are exposed to greater economic, political and security uncertainties. We intend to capitalize on this trend by using our respected brand name and business platform to attract new business opportunities. Additionally, we will continue to expand our physical presence into areas that are of strategic interest to our clients. For example, in the first nine months of 2001, we began the operation of a pre-employment screening business in Europe.

         Continue to Pursue Acquisition Opportunities. Our acquisition strategy is to pursue opportunities that will broaden our service offerings, provide complementary services and expand our geographic presence within the risk mitigation consulting services industry. We believe that our brand name and business platform are advantages in attracting acquisition opportunities. Our disciplined approach in evaluating acquisition opportunities leads us to pursue only those that fit our profile for quality, reliability, superior customer service and profitability. In many instances we know these candidates from previous business relationships. The efficient integration of acquired businesses and systems into our existing infrastructure remains one of our top priorities.

Services

         Our investigations and intelligence services are divided into three business segments that include five major service categories. The following table presents the aggregate net sales for each of our five service categories for the periods indicated.

                                                                                             Nine Months Ended
                                               Years Ended December 31                          September 30
                                   ------------------------------------------------    -------------------------------
                                       1998             1999             2000              2000              2001
                                   --------------   --------------   --------------    ------------     --------------
                                                                     (in thousands)
 Consulting services:
      Business
      investigations and
      intelligence services             $46,442          $58,304          $78,283           $59,212           $57,977
      Financial services                 29,044           50,537           45,273            35,931            39,452
      Technology services                     -              625            2,621             1,772             3,059
                                       --------         --------         --------          --------          --------
           Total consulting
           services                      75,486          109,466          126,177            96,915           100,488
 Security services                       15,800           29,108           28,812            22,138            15,371
 Corporate services                      31,566           44,925           46,588            35,945            32,856
                                       --------         --------         --------          --------          --------
          Total                        $122,852         $183,499         $201,577          $154,998          $148,715
                                       ========         ========         ========          ========          ========


Consulting Services

         Our consulting services include business investigations and intelligence services, financial services and technology services. These services are provided to similar clients, are offered together as packaged offerings, generally produce similar margins and are managed under a consolidated operations management. The following is a description of each of these services.

         Business Investigations and Intelligence Services

         Our business investigations and intelligence services include nonfinancial due diligence, litigation support, fraud investigations, monitoring services and special inquiries, and intellectual property infringement investigations.

         Nonfinancial due diligence. We help our clients conduct in-depth, insightful investigations into prospective transactions to minimize risk and help ensure success. Without proper due diligence, businesses are exposed to an increased likelihood of financial losses and liabilities as well as injured reputations. We provide comprehensive background information and intelligence in areas such as personal and business reputation, financial and operating history, verification of key representations, records of litigation, liens or judgments, environmental liabilities and other actual or potential problems.

         Litigation Support. We provide litigation support services to a client's outside counsel and in-house lawyers in preparation for litigation or arbitration proceedings and in designing settlement strategies. These services include developing evidence to support a claim or a defense, identifying and locating material witnesses, investigating adverse witnesses, locating and evaluating recoverable or relevant assets of adverse parties, assessing the strategic goals and financial commitment of the opposition and helping to assess whether an adequate recovery can be obtained if a lawsuit is successful. Our wide-ranging information gathering can help businesses and legal strategists decide whether to sue, go to trial or employ alternative dispute resolution and whether, and at what level, to negotiate a settlement.

         Fraud Investigations. Through our forensic accounting professionals and corporate investigators, we have the financial expertise and investigative capability to respond to suspected wrongdoing wherever it may occur. Our fraud investigations services encompass civil and criminal fraud, employee fraud and theft, management fraud and theft, procurement fraud and the identification of secret commissions and kickbacks. We have broad experience in detecting, investigating and assisting clients in asset tracing and recovery, systems consulting, security and internal control reviews and training on fraud awareness, prevention and related topics.

         Monitoring Services and Special Inquiries. We provide monitoring services to, and conduct special inquiries for, clients that require an independent fact finder to uncover and end fraud and install systems that monitor compliance. Our lawyers, forensic accountants, investigators, analysts and industry experts seek to identify violations of federal or state regulatory requirements or corporate policies and consult with clients regarding establishing systems to audit and ensure compliance with these regulatory requirements or policies. We serve as an objective fact finder, whose work product could be turned over to a questioning government regulator or a skeptical and vocal segment of the public. Our fact finding efforts have been enlisted by management and by audit committees concerned about problems that need to be resolved within an enterprise.

         Intellectual Property and Infringement Investigations. Our investigators help to investigate and devise strategies to solve problems such as thefts of trade secrets, threats and hostile acts, gray market and counterfeit products and patent and trademark infringements. We attempt to determine the source and extent of the problem, develop information about the parties responsible, minimize damage to the client and propose effective measures to prevent further losses.

         Financial Services

         Our financial services include forensic accounting, recovery and restructuring, asset tracing and analysis services and pre-acquisition due diligence.

         Forensic Accounting. Our forensic and investigative accountants work with corporations, governments, law firms, financial institutions and individuals to assist them in successfully resolving complex, high risk, financial and investigative concerns on a worldwide basis. Forensic accounting, by definition, is the application of financial knowledge and skills, in conjunction with investigative strategies and techniques, to resolve in a legally defensible manner matters that are financial in nature. Our services include commercial litigation support, corporate investigations, statutory and regulatory compliance, insurance claims, business valuations, financial due diligence and visual strategies.

         Recovery and Restructuring. Our clients include creditors, lenders and investors as well as companies in difficult financial situations. The services we provide relate to turnarounds, liquidations, corporate recovery and pre-lending and refinancing reviews. We have helped hundreds of troubled companies recover and restructure their operations by investigating and reviewing their management accounts, financial systems and operations. We also help them implement turnaround strategies and design innovative solutions that can increase sales and profits, lower costs and improve efficiency. Our bank clients also turn to us for financial forecasts, advice and intelligence prior to taking on new loans or advancing additional funds to current customers.

         Asset Tracing and Analysis. Our asset tracing services consist of tracing and locating assets anywhere in the world. This includes developing financial profiles and lifestyle assessments in connection with bankruptcy cases, loan defaults, internal investigations and other due diligence requests by clients. In many cases, we have worked with trustees in bankruptcy and insolvency, creditors' committees, bankers in workout and restructuring departments and litigation and bankruptcy attorneys in conducting searches for concealed or undisclosed assets. In other contexts, clients may be interested in a financial profile or asset analysis of a person in connection with a potential business relationship, lawsuit or internal investigation. We believe that our asset searching and analysis techniques are effective both in uncovering assets and in bringing debtors to the negotiating table.

         Pre-Acquisition Due Diligence. The due diligence and background information and analysis furnished by Kroll is intended to be useful for lenders, underwriters, potential acquirers and other businesses concerned with assessing and attempting to minimize the risks related to critical financial and other business decisions. These services include pre-transaction intelligence, due diligence investigations, competitor intelligence and analysis, intelligence in contests for corporate control, new market entry intelligence and intelligence on business partners, customers and critical vendors.

         Technology Services

         Our technology services include computer forensics and data recovery, information security and litigation and systems support.

         Computer Forensics and Data Recovery. Businesses face a variety of risks relating to the use of computers and technology at the workplace, both from employees and from outsiders. We provide investigative resources to assist clients in matters such as collecting data from computers, logs, networks and other sources to facilitate investigations and tracing disgruntled employees, competitors and others using Internet bulletin boards to start rumors about stocks, to post trade secrets or to conduct other kinds of cyberterrorism. By using sophisticated forensic software, we also help clients access information recovered from hard drives and reconstruct computer data that may be introduced as evidence in legal proceedings.

         Information Security. Kroll's technical expertise is applied to investigating cyber incidents and finding, preserving and authenticating electronic evidence. We also perform network security assessments to prevent, identify and rectify security flaws, and to ensure compliance of businesses with industry and federal standards.

         Litigation and Systems Support. We provide litigation support through assistance in designing strategy and tactics and also analyze data provided in the discovery stage of litigation. We also help clients track down web-based intellectual property thefts, counterfeit goods and criminals that use the

Internet to steal information or property and commit fraud. We provide network security testing in which we help clients gauge objectively the level of network protection so that security flaws can be identified and cured.

Security Services

         After the September 11, 2001 terrorist attacks on the United States, the world is perceived to be a more dangerous place. Recent events have resulted in a greater interest in security measures. We believe that there will be an increased demand for our security services.

         Our security services include threat assessment, risk and crisis management, corporate security planning and executive protection, security architecture and design and electronic countermeasures.

         Threat Assessment. Prior to September 11, 2001, our clients primarily sought security services in reaction to crises as they arose. In the aftermath of the recent terrorist attacks, our clients are seeking more preventative security measures. We review the physical characteristics of buildings and facilities with a focus on specific items such as access, exits and air filtration. In addition, we perform vulnerability studies in which we evaluate physical aspects of facilities and systems in order to identify and select appropriate security solutions.

         Risk and Crisis Management. We provide consulting services to assist businesses in managing risks to their personnel and assets and in meeting and managing unexpected crises. Our crisis management services are provided in a variety of contexts, such as the crisis response to a kidnapping of a company's executive, the safety of consumers, the contamination of a consumer product or the environment and the potential damage to the reputation of a corporate client as a result of disclosure of adverse events. We maintain a crisis management center in Vienna, Virginia where personnel are available 24 hours a day, 365 days a year, to handle requests for information and provide initial advice and immediate contact with members of our professional staff specializing in the particular crisis presented.

         As part of our risk and crisis management service, we furnish periodic information including: reports providing city-specific advisories to business travelers on conditions and other relevant information with respect to almost 300 cities around the world; a comprehensive country security risk assessment service that includes daily intelligence briefings containing early warnings of events and up-to-date information about political unrest, terrorist activities, product contaminations, health emergencies and other similar events; a monthly bulletin that reviews and analyzes safety and security issues relating to air travel around the world; a monthly intelligence review that provides a global survey of political risk developments in countries around the world; and special reports on topics, such as kidnapping or specific regions or countries, that are relevant to business travelers.

         Corporate Security Planning and Executive Protection. We design corporate security programs that help to safeguard clients' operations and premises. Security programs and systems are designed to protect the safety of key executives, preserve assets and protect the integrity of computer and telecommunications systems. In several areas of the world, we also provide special escort and general protective services to executives and VIPs.

         Security Architecture and Design. We offer comprehensive planning, engineering and design services customized to meet the requirements of customers for physical site protection. These services are primarily intended to protect business facilities, embassies, VIPs' homes and public facilities against unauthorized intrusions. Generally, a project begins with a security survey, which identifies areas of vulnerability and recommends methods for protecting the facility. Specific pieces of hardware are recommended, processes and procedures are outlined, engineering documentation is provided and control centers are detailed.

         Electronic Countermeasures. We protect our clients by ensuring that they are able to operate their businesses and communicate confidential matters freely without electronic intrusion from outsiders. Our clients may face the risk of electronic eavesdropping from outsiders who wish to procure confidential and proprietary information in order to gain a competitive advantage in the marketplace. Other electronic eavesdroppers may wish to jeopardize the personal safety of our clients. Through sophisticated inspections and equipment we are able to detect listening devices and disable or remove them before our clients are compromised.

Corporate Services

         Our corporate services include pre-employment background checking, drug testing and surveillance.

         Pre-Employment Background Checking. We verify job applicant background information for employers. The background investigations are made through the use of databases and independent contractors. The searches include reviews of credit histories, reference checks, criminal records, workers' compensation histories and driving records as well as education and credential verification.

         Drug Testing. We own and operate a state-of-the-art laboratory providing drug testing services to corporate and institutional clients seeking to detect and deter the use of illegal drugs. The laboratory is certified by the federal Substance Abuse and Mental Health Services Administration to conduct drug testing using forensic procedures required for legal defensibility of test results. Our drug testing services also include assisting clients with the development of drug testing programs, training client personnel, managing specimen collections, arranging for transportation of specimens to our laboratory, identifying trends in local and national drug use, interpreting test results and providing expert testimony concerning test results.

         Surveillance. We provide video surveillance services to our clients investigating exaggerated disability claims and other frauds. In performing surveillance, we utilize our fleet of more than 70 mobile surveillance units stationed throughout the United States, each containing state-of-the-art equipment designed to obtain clear footage without detection. Agents with extensive training and experience perform this service.

Customers

         Our clients include multinational corporations, leading law firms, financial institutions, government agencies and individuals in a wide range of business sectors. The financial institutions to which we provide services include many of the largest international investment banks, numerous commercial banks, insurance companies and other significant credit institutions. We classify our sales by where the services are delivered; international sales are services delivered outside the United States. For the years ended December 31, 1998, 1999 and 2000, 74.0%, 61.0% and 61.0%, respectively, of our net sales were attributable to services delivered in the United States; the respective balances were attributable to services delivered outside the United States. For the nine months ended September 30, 2001, 59.0% of our net sales were attributable to services delivered in the United States and 41.0% of our net sales were attributable to services delivered outside the United States. Although many of our clients utilize these services on a periodic basis, comparatively few clients utilize our services on a long-term continuing basis and the clients that account for a material percentage of net sales in any year may vary widely.

         In the United States, we generally charge for our services on an hourly basis at varying rates, depending upon the type of service being provided and the competition that exists in providing the service. We also provide our services, particularly outside the United States, on a negotiated project, or fixed fee, basis. Providing services on a fixed fee basis enhances the potential for higher profit margins. However, these arrangements can also result in unexpected losses on a particular project. We believe that this risk is reduced by being spread over a number of fixed fee arrangements and through our contracting process that specifies the actual steps that are required to be performed for the fixed fee.

         A significant portion of our business of investigating and negotiating ransom demands in connection with kidnapping arise from a contract with American International Group, Inc., an international multi-risk insurance company, under which we investigate claims by AIG's insured customers. Although we are paid by AIG after claims are made, our customer is the affected person or entity. The customers for our information services relating to travel safety are multinational corporations and individuals. We market our information services to many of our customers for other services.

Marketing and Sales

         Our services are marketed and sold by three different types of sales personnel. As of September 30, 2001 we have four global sales managers who market and sell all our varied services, both domestically and internationally, to our most significant multinational corporate clients, approximately 130 senior professional service providers who are also expected to provide marketing services and 49 full time sales and marketing employees who work in regional markets.

         Our global sales managers are expected to work with targeted clients with which we have done significant business in the past to expand their relationships with Kroll by selling them a broader range of services. In addition, we rely on our senior professional service providers not only to service existing clients, but also for new business development and marketing. We obtain engagements from a client's board of directors, executive officers and management and a variety of other corporate officials. Our senior professionals act as relationship managers for our major clients. A significant part of our marketing efforts consists of maintaining and developing these personal relationships. Our full time regional marketing staff coordinates local sales and marketing efforts around the world. These marketing efforts include seminars, briefings, receptions, breakfast and lunch meetings, direct mail and selected advertising in trade and other journals. Our services and marketing events are promoted through our Internet website and mailings periodically sent to thousands of clients and prospective clients.

         Our marketing efforts attempt to increase business with existing clients by expanding clients' awareness of the range of services we offer and by increasing the number of decision makers within a client's organization who are aware of the range of our services. Our business development staff periodically conducts surveys of clients to assess their perception of the range and quality of our services and, after the completion of an assignment, clients are often asked to complete a quality control questionnaire.

         We do not believe that our business is seasonal.

Competition

         We compete with local, regional, national and international firms, including investigative and security firms, guard companies and consultants in specialized areas such as kidnapping. We believe that we are one of the largest companies in the world that provide a broad array of risk mitigation services on a global basis, and that we enjoy strong name recognition in our industry.

         Nevertheless, the markets in which we do, and intend to do, business are highly competitive. In most individual service areas in which we operate, there is at least one competitor that is significantly larger or more established than we are in the delivery of that individual service. In general, many of the national and international accounting firms, along with other companies such as Forensic Technologies, Inc., Securitas AB, Control Risks Group Limited, Investigations Group, Inc. and ChoicePoint, Inc., provide consulting services similar to some of our services. Some of these firms have indicated an interest in providing corporate investigation and business intelligence services similar to ours on a broader scale and may prove to be formidable competitors if they elect to devote the necessary resources to these competitive businesses. The accounting firms have significantly larger financial and other resources than we have and have long-established relationships with their clients, which also are likely to be clients or prospective clients of Kroll. In addition, large multinational security service providers have indicated an interest in expanding their services to include value-added services such as some of the investigation and consulting services we provide. Competitive conditions could have a material adverse effect on our financial condition, results of operations and cash flows.

Government Regulation

         Our services are subject to various federal, state, local and foreign laws, including privacy laws. A number of our subsidiaries hold private investigative licenses from, and their investigative activities are regulated by, state and local government agencies in various jurisdictions. We also use some data from outside sources, including data from third party vendors and various government and public record services, in performing our services. To date, applicable laws and regulations have not interfered materially with the manner in which we obtain information and conduct our operations, including our access to data used in our business. However, changes in these laws and regulations, particularly those relating to privacy, could interfere with our method of operations and access to data and, as a result, have a material adverse effect on us. If additional restrictions were imposed, they could have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, the laboratory of our drug testing subsidiary, Laboratory Specialists of America, Inc., is certified on the federal level and licensed in a number of states. If the subsidiary's certification were suspended or lost, we would not be eligible to perform testing for various clients, which would have a material adverse effect on the drug testing services aspect of our business. In addition, foreign countries in which we do business have laws and regulations which may restrict our business. We believe that we currently conduct our activities and operations in substantial compliance with applicable governmental laws and regulations.

Environmental Matters

         We and our operations are subject to a number of environmental laws, regulations and ordinances, both in the United States and various foreign countries, governing activities that may have adverse environmental effects, such as discharges to air and water, as well as handling, storage and disposal practices for solid and hazardous materials. These laws also impose liability for the cost of remediating, and damages resulting from, sites of past releases of hazardous materials. We believe that we currently conduct our activities and operations in substantial compliance with applicable environmental laws.

Employees

         As of September 30, 2001, we had a total of 1,504 full-time employees, of whom 49 were in marketing and sales, 303 were in operations, 702 were professional services providers and 450 performed general and administrative services. In addition, we had 190 part-time employees. Of a total of 1,694 employees, 899 were located in the United States and 795 were located internationally. Our employees in the United States are not represented by any union and are not covered by any collective bargaining agreements. We have not experienced any work stoppages or employee related slowdowns and believe that our relationship with our employees is good.

Property

         We maintain our principal executive offices and a regional headquarters in New York, New York, and other regional headquarters in London, Toronto, Hong Kong, and Miami. In addition to these offices, we maintain 26 domestic offices or facilities in 13 states and 24 foreign offices or facilities in 14 foreign countries around the world. Our principal properties and facilities of over 15,000 square feet as of September 30, 2001 were as follows:


         Location                   Total Sq. Footage         Status       Expiration of Leases
         --------                   -----------------         ------       --------------------
New York, New York                       47,500               Leased       December 31, 2007
Philadelphia, Pennsylvania               21,000               Leased       November 30, 2009
Toronto, Canada                          20,274               Leased       March 31, 2012
Gretna, Louisiana                        20,000               Owned        N/A
Nashville, Tennessee                     22,143               Leased       June 30, 2005 and
                                                                           April 30, 2004

         New York, New York. This facility contains our principal executive offices and serves as a regional headquarters. For accounting purposes, this lease is treated as an operating lease. In addition, we lease a smaller office near the headquarters for administrative purposes. The total annual rent for these two offices in New York is $1,671,978.

         Philadelphia, Pennsylvania. This facility primarily houses the most significant U.S. office of our financial services group. The total annual rent is $357,875.

         Toronto, Canada. This facility houses the headquarters of our Canadian financial services group. The total annual rent is $314,267.

         Gretna, Louisiana. This facility houses our drug testing laboratory and drug testing services group.

         Nashville, Tennessee. This facility serves as the headquarters of our pre-employment background checking subsidiary. It consists of two office locations near each other and the total annual rent is $393,840.

         We believe that our current space is adequate for our reasonably foreseeable needs.

Trademarks and Patents

         We have numerous copyrights and federally registered trademarks and have registered our trademarks in numerous foreign countries. Although we have taken steps to protect our proprietary rights to the extent that we believe appropriate, there can be no assurance that our protective measures will deter or prevent unauthorized use. In other countries, our proprietary rights may not be protected to the same extent as in the United States.

Legal Proceedings

         Kroll has been named as a defendant in eight lawsuits alleging that its officers and directors breached their fiduciary duties in connection with the now terminated proposed acquisition of a majority of Kroll's shares by a company formed by Blackstone Capital Partners III Merchant Banking Fund L.P. Five of the lawsuits were filed in the Court of Common Pleas, Butler County, Ohio, and were consolidated on November 29, 1999. The remaining three lawsuits were filed in the United States District Court for the Southern District of New York and were consolidated on November 30, 1999. The plaintiffs allege that Kroll's officers and directors breached their fiduciary duties by deferring acquisitions, by negotiating an inadequate acquisition price, by failing to engage in arms-length negotiations and by failing to seek redress from Blackstone after Blackstone terminated the proposed transaction. The plaintiffs also allege that Blackstone and AIG aided and abetted the directors' and officers' alleged breaches of fiduciary duties. The plaintiffs seek to bring their claims derivatively on behalf of the Company and also seek class certification. On behalf of Kroll and the putative plaintiff classes of shareholders, they seek a declaration that the individual defendants breached their fiduciary duty and damages and attorneys' fees in an unspecified amount. The defendants believe that the allegations in the complaints are meritless and will defend the suits vigorously.

         Kroll Lindquist Avey Co. (formerly Lindquist Avey Macdonald & Baskerville), a subsidiary of Kroll, and several of its principals have been named as third-party defendants in a lawsuit filed in the Ontario Superior Court of Justice by HSBC Securities (Canada) Inc., formerly Gordon Capital, an investment dealer ("HSBC"). HSBC filed the underlying suit against Gordon Capital's former law firm, Davies, Ward & Beck ("DW&B") seeking damages in the amount of approximately $40,000,000 (Cdn.). HSBC alleges DW&B negligently advised Gordon Capital during 1991 through 1993 with respect to its rights concerning trading losses and irregularities by a client account manager and various insurance bonds relating to such losses and irregularities. HSBC further alleges various suits and declaratory judgment actions involving the insurers were filed in 1993 and that summary judgment granted in favor of the insurers in 1996 was affirmed on appeal to the Supreme Court of Canada on the basis that the limitation period under the bonds had expired without an action being commenced for recovery of Gordon Capital's losses. Gordon Capital, DW&B and LAMB entered into various tolling agreements until the matters pending with the insurers were exhausted. In April 2000, HSBC filed suit against DW&B. In July 2001, DW&B filed a third-party claim against LAMB and certain principals for contribution and indemnity. An amended third-party claim was filed in September 2001. The third-party claim alleges DW&B retained LAMB in June 1991 to examine the trading irregularities and to advise Gordon Capital in respect of its dealings with its insurers and that LAMB acted negligently in carrying out these services. Third party claims have also been filed against some entities formerly known as Peat Marwick Thorne, Gordon Capital's alleged former auditors and AON Reed Stenhouse, Inc., Gordon Capital's alleged former insurance broker. While this matter is at a preliminary stage and no response has yet been filed to the third-party claim against LAMB and no discovery has been conducted, LAMB and its principals believe that they have meritorious defenses to the claims and intend to defend them vigorously.

         In addition to the matters discussed above, Kroll is involved in litigation from time to time in the ordinary course of its business; however, Kroll does not believe that such litigation, individually or in the aggregate, is likely to have a material adverse effect on its business, financial condition, results of operations or cash flows.

                                   MANAGEMENT

Executive Officers and Directors

     The executive officers and directors of Kroll are as follows:

         Name                     Age     Title
         ----                     ---     -----
         Jules B. Kroll           60      Executive Chairman of the Board

         Michael G. Cherkasky     51      President, Chief Executive Officer and
                                          Director

         Michael D. Shmerling     46      Executive Vice President, Chief
                                          Operating Officer and Director

         Michael A. Petrullo      33      Acting Chief Financial Officer, Vice
                                          President and Controller

         Sabrina H. Perel         40      Vice President, General Counsel and
                                          Secretary

         Marshall S. Cogan        64      Director

         Thomas E. Constance      65      Director

         Raymond E. Mabus         53      Director

         J. Arthur Urciuoli       64      Director


         Jules B. Kroll has been Executive Chairman of the Board since May 15, 2001. Previously, Mr. Kroll had been Chairman of the Board and Chief Executive Officer of Kroll since the merger of The O'Gara Company and Kroll Holdings, Inc. on December 1, 1997. Mr. Kroll was named Co-Chief Executive Officer of Kroll and Chief Executive Officer of the Investigations and Intelligence Group in April 2000.

         He founded Kroll Associates, Inc., a subsidiary of Kroll, in 1972 and has been the Chairman of the Board of Directors of Kroll Associates since its founding. Mr. Kroll also is a director of Presidential Life Insurance Company and Security Technologies Group, Inc. He has been a director of Kroll since December 1997.

         Michael G. Cherkasky has been Chief Executive Officer of Kroll since May 15, 2001. Previously, Mr. Cherkasky had been President and Chief Operating Officer of Kroll's Investigations and Intelligence Group since December 1997. Prior to the Kroll Holdings merger, he had been an Executive Managing Director of Kroll Associates since April 1997 and Chief Operating Officer of Kroll Associates since January 1997. From November 1995 to January 1997, he was the head of Kroll Associates' North American Region and from February 1994 to November 1995 he was the head of Kroll Associates' Monitoring Group. From June 1993 to November 1993, Mr. Cherkasky was a candidate for public office. From 1978 to June 1993, Mr. Cherkasky was with the District Attorney's office for New York County, his last position being Chief of the Investigation Division. He has been a director of Kroll since December 1997.

         Michael D. Shmerling has been Executive Vice-President of Kroll since September 20, 2001 and Chief Operating Officer of Kroll since May 15, 2001. He has held the position of President of the Corporate Services practice of Kroll's Investigation and Intelligence Group since June 1999. He has been involved in the criminal justice system for over 13 years. From September 1995 to June 1999, Mr.

Shmerling was one of the founders of Background America, Inc., a company providing background investigations services to governments, corporations and other professional clients, which was acquired by Kroll in June 1999. In 1989, he co-founded Transcor America, Inc., a nationwide prison transportation company. In 1990, he co-founded Correction Management Affiliates, Inc., a private correctional facility management company. He served as Chairman of the Board of Transcor America, Inc. until he resigned to dedicate his time to Correction Partners, Inc., a private prison management company majority-owned by Correction Management Affiliates, Inc., In 1994 and 1995, all of the above correctional management companies were sold to Corrections Corporation of America. He is also a Certified Public Accountant (inactive), and a member of the American Institute of Certificate Public Accountants. He practiced as an accountant for more than 15 years. From 1977 to 1980, he was a member of the professional staff of certified public accountants at Ernst & Young. Mr. Shmerling has been a director of Kroll since August 2001.

         Michael A. Petrullo has been Acting Chief Financial Officer of Kroll since November 29, 2001 and Vice President and Controller of Kroll since August 2001. He has been Vice President-Finance of Kroll's Investigations and Intelligence Group since February 1999. He was Controller of that group from February 1998 until February 1999. He served as Assistant Controller of Kroll Associates from April 1995 to February 1998. From 1990 until April 1995 he was with KPMG Peat Marwick LLP in the audit/assurance practice and in the forensic accounting group.

         Sabrina H. Perel has been Vice President, General Counsel and Secretary of Kroll since August 2001. Previously, she had held the position of Vice President and Deputy General Counsel of Kroll from January 1998. From October 1996 until December 1997, she served as Deputy General Counsel of Kroll Associates. From 1988 until 1996, Ms. Perel was with the law firm of Riker, Danzig, Scherer, Hyland & Perretti LLP in Morristown, New Jersey. She also served as a law clerk to a state appellate judge from 1987 to 1988.

         Marshall S. Cogan has been Chairman of Foamex International, Inc., a manufacturer of polyurethane foam products, since May 1997. Mr. Cogan was Chairman and Chief Executive Officer of United Auto Group, Inc., a franchisor of car and light truck dealerships, from 1997 to 1999. He was Chairman of the Executive Committee of Foamex International from 1993 until 1997 and was Chief Executive Officer of Foamex International from 1994 until 1997. Since 1974 he has been the principal shareholder, Chairman or Co-Chairman of the Board of Directors, and Chief Executive Officer or Co-Chief Executive Officer, of Trace International Holdings, Inc., a holding company operating businesses in the auto sales, foam, textile and publishing industries. Mr. Cogan is a director of Foamex International Inc. and United Auto Group, Inc. Mr. Cogan has been a director of Kroll since December 1997.

         Thomas E. Constance has been a partner in the law firm of Kramer Levin Naftalis & Frankel LLP since 1994. From 1973 to 1994, Mr. Constance was with the law firm of Shea & Gould. Mr. Constance is a director of Uniroyal Technology Corp. and Siga Technologies Inc. He has been a director of Kroll since December 2000.

         Raymond E. Mabus is President of Frontline Global Resources Development Group Ltd., a provider of workforce analysis, foreign investment planning and resource generation services, and of counsel to the law firm of Baker, Donaldson, Bearman and Caldwell. He also manages a family timber business. He served as the United States Ambassador to the Kingdom of Saudi Arabia from 1994 until 1996, as a consultant to Mobil Telecommunications Technology from 1992 until 1994 and as Governor of the State of Mississippi from 1988 until 1992. Mr. Mabus is a director of Foamex International, Inc. and Friede Goldman Halter. Mr. Mabus has been a director of Kroll since November 1996.

         J. Arthur Urciuoli has been Chairman of Archer Group, a provider of private investment and consulting services, since 1999. Mr. Urciuoli served with Merrill Lynch & Company, Inc. from 1969 until 1999. He was Chairman of Merrill Lynch's International Private Client Group and was responsible for strategic development and acquisitions from 1997 to 1999. He was Director of the Marketing Group of

Merrill Lynch Private Client Group from 1993 to 1997. He has also served as Chairman of the Mutual Fund Forum/Forum for Investor Advice from 1997 to 1998 and as Chairman of the Sales and Marketing Committee of the Securities Industry Association from 1986 to 1989. Mr. Urciuoli is an advisory director of de Visscher, Olson & Allen LLC. He has been a director of Kroll since August 2001.

         Our code of regulations provides that the number of Kroll directors will not be less than the lesser of three or the number of shareholders of record, the exact number of which may be fixed or changed by a majority vote of directors at any meeting of the board of directors at which a quorum is present or at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present by the affirmative vote of a majority of shares entitled to vote on such proposal. Directors are elected for a one year term by the affirmative vote of the majority of the shares actually voted at the meeting. Directors will remain directors until the next annual meeting of the shareholders and until their successors are duly elected or until their earlier death, resignation or removal.

Directors' Meetings, Fees and Committees

         Kroll's board of directors holds regularly scheduled meetings, and holds special meetings as it deems advisable to review significant matters affecting Kroll and to act upon matters requiring board approval. Non-employee directors receive an annual retainer of $30,000, plus $1,500 for attending each regular or special board meeting in person or by telephone, and $500 for attending each regular or special committee meeting in person or by telephone. Kroll also has a stock option plan for non-employee directors which automatically grants to each non-employee director at every annual meeting options to purchase 10,000 shares of common stock at the fair market value of the common stock on the date of grant, which will vest in three equal installments beginning on the first anniversary of the date of grant. In addition, committee chairmen each receive an additional annual retainer of $7,500. Directors of Kroll who are also employees of Kroll are not separately compensated for their services as directors.

         Kroll's board of directors has an audit committee and a compensation committee. The audit committee is composed of Mr. Mabus as chairman and Messrs. Cogan, Constance and Urciuoli. The audit committee recommends the appointment of independent accountants and reviews and discusses with the accountants the scope of their examination, their proposed fee and the overall approach to the audit. The audit committee also reviews with the accountants and Kroll's financial management the annual financial statements and discusses the effectiveness of internal accounting controls. The compensation committee is composed of Mr. Cogan as chairman and Messrs. Constance, Mabus and Urciuoli. The compensation committee has responsibility for establishing executive officers' compensation and fringe benefits. It also assists the board in the administration of Kroll's stock option and employee stock purchase plans and provides recommendations to the board on grants of options under these plans. The Kroll board does not have a nominating committee.

                             EXECUTIVE COMPENSATION

Executive Compensation

         Summary Compensation Table. The following table sets forth compensation paid by Kroll and its subsidiaries, for services in all capacities, to Kroll's Chief Executive Officer and each of the four other most highly compensated executive officers during the years ended December 31, 2001, 2000 and 1999. These persons are sometimes referred to as the "named executive officers."


                                                                                   Long Term
                                                 Annual Compensation          Compensation Awards
                                                 -------------------          -------------------
                                                                                         Security
                                                                  Other                  Underlying
                                                                  Annual    Restricted     Stock
                                                                  Compen-     Stock        Option       All Other
                                            Salary      Bonus     sation      Awards      Grants      Compensation
       Name and Current           Year       ($)         ($)        ($)       ($)(3)        (#)          ($)(4)
      Principal Position         ------   -----------  ---------   ------    ----------  -----------  --------------
Jules B. Kroll                   2001     375,000       --         --         --            --            18,218
  Executive Chairman of the      2000     375,000       --         --         --            --            16,556
  Board(1)                       1999     375,000       --         --         --            --            14,661

Michael G. Cherkasky             2001     416,000       --         --         --            75,000        11,869
  President and Chief            2000     416,000       116,667    --         --            20,000        11,768
  Executive Officer (2)          1999     400,000       100,000    --         155,628       50,000         9,740

Michael D. Shmerling             2001     300,000       --         --         --            55,000         3,031
  Chief Operating Officer        2000     225,000       30,000     --         --            14,000         1,929
                                 1999     87,500(5)     31,250     --         --            --             1,606

Michael A. Petrullo
  Acting Chief Financial         2001     155,000       20,000     --         --            25,000         2,432
  Officer, Vice President and    2000     155,000       30,000     --         --            5,000          1,862
  Controller(6)                  1999     115,000       11,700     --         --            3,000          1,410

Sabrina H. Perel                 2001     163,334(8)    --         --         --            25,000         2,840
Vice President, General          2000     126,667       20,000     --         --            2,000          1,987
  Counsel, and Secretary (7)     1999     100,000       16,800     --         --            2,000          1,306

Wilfred T. O'Gara (9)            2001     233,333       --         --         --            --             8,638
                                 2000     350,000       --         --         --            25,000         8,753
                                 1999     350,000       --         --         --            17,000         8,675

-----------------------------------------
(1) On May 15, 2001, Mr. Kroll became Executive Chairman of Kroll. From April 2000 until May 15, 2001, Mr. Kroll was Co-Chief Executive Officer of Kroll. Prior to that, Mr. Kroll was Chief Executive Officer of Kroll.

(2) On May 15, 2001, Mr. Cherkasky became President and Chief Executive Officer of Kroll.

(3) Represents 6,000 shares of restricted stock for Mr. Cherkasky, awarded on March 25, 1999 under Kroll's 1998 Stock Incentive Plan and having an aggregate value at December 31, 2001 of $90,600. No other shares of restricted stock are held by Mr. Cherkasky. The shares vest over a three year period, with 50% vesting ratably over the first 12 months after the date of grant and an additional 25% vesting ratably over each of the second and third 12 months after the date of grant. Until vested, the shares have no dividend rights.

(4) For 2001, represents profit-sharing contributions of $1,688 for Mr. Kroll, $3,010 for Mr. Cherkasky, $2,100 for Mr. Shmerling, $1,904 for Mr. Petrullo, $2,180 for Ms. Perel and $2,625 for Mr. O'Gara; supplemental disability plan benefits of $12,174 for Mr. Kroll, $7,341 for Mr. Cherkasky, $270 for Mr. Shmerling and $5,708 for Mr. O'Gara; group term life insurance benefits of $4,356 for Mr. Kroll, $1,518 for Mr. Cherkasky, $661 for Mr. Shmerling, $528 for Mr. Petrullo, $660 for Ms. Perel and $305 for Mr. O'Gara. For 2000, represents profit-sharing contributions of $1,172 for Mr. Kroll, $2,625 for Mr.

     Cherkasky, $1,575 for Mr. Shmerling, $1,356 for Mr. Petrullo, $1,596 for Ms. Perel and $2,625 for Mr. O'Gara; supplemental disability plan benefits of $12,174 for Mr. Kroll, $7,341 for Mr. Cherkasky, $270 for Mr. Shmerling and $5,708 for Mr. O'Gara; group term life insurance benefits of $3,210 for Mr. Kroll, $1,802 for Mr. Cherkasky, $84 for Mr. Shmerling, $506 for Mr. Petrullo, $391 for Ms. Perel and $420 for Mr. O'Gara. For 1999, represents profit-sharing contributions of $2,400 for Mr. Kroll, Mr. Cherkasky and Mr. O'Gara and $1,252 for Mr. Shmerling, $1,122 for Mr. Petrullo and $1,306 for Ms. Perel; supplemental disability plan benefits of $7,694 for Mr. Kroll, $4,639 for Mr. Cherkasky, $270 for Mr. Shmerling and $5,708 for Mr. O'Gara; group term life insurance benefits of $4,567 for Mr. Kroll, $2,701 for Mr. Cherkasky and $84 for Mr. Shmerling and $288 for Mr. Petrullo; and executive disability insurance plan benefits of $567 for Mr. O'Gara.

(5) Represents compensation from June 1999 to December 1999. Mr. Shmerling joined Kroll in June 1999.

(6) On November 29, 2001, Mr. Petrullo became Acting Chief Financial Officer of Kroll. Since August 2001, he has been Vice President and Controller of Kroll.

(7) Ms. Perel has been Vice President, General Counsel and Secretary of Kroll since August 2001. Previously, she had held the position of Vice President and Deputy General Counsel of Kroll from January 1998.

(8) Ms. Perel's salary was increased from $160,000 per year to $170,000 per year on September 1, 2001.

(9) From April 2000 to May 15, 2001, Mr. O'Gara served as Co-Chief Executive Officer of Kroll. He left Kroll on August 22, 2001.

         Option Grants Table. The following table presents information on option grants during 2001 to Mr. Cherkasky and Mr. Shmerling, pursuant to Kroll's 1996 Stock Option Plan, and to Mr. Petrullo and Ms. Perel, pursuant to Kroll's 2000 Stock Option Plan, as amended through 2001. Neither plan provides for the grant of stock appreciation rights.


                                                   Individual Grants(1)
                                                -------------------------
                                Number of       % of Total
                               Securities        Options
                               Underlying       Granted to      Exercise or
                                 Options       Employees in     Base Price       Expiration            Grant Date
           Name                Granted (#)     Fiscal Year        ($/Sh)            Date            Present Value(2)
           ----                -----------     -----------        ------            ----            ----------------
Jules B. Kroll                       --             --             --                --                    --

Michael G. Cherkasky             75,000            3.5%            $7.09           5/15/11              $303,420

Michael D. Shmerling             55,000            2.5%            $7.09           5/15/11              $222,508

Michael A. Petrullo              25,000            1.2%            $7.09           5/15/11              $101,140

Sabrina H. Perel                 25,000            1.2%            $7.09           5/15/11              $101,140

Wilfred T. O'Gara                    --             --             --                --                    --
----------------------------


(1) All options vest in three equal annual installments beginning on May 15, 2002. The exercise price of all options may be paid in cash or by the transfer of shares of Kroll's common stock valued at their fair market value on the date of exercise. Each option becomes exercisable in full in the event of the execution of an agreement of merger, consolidation or reorganization pursuant to which Kroll is not to be the surviving corporation or the execution of an agreement of sale or transfer of all or substantially all of the assets of Kroll.

(2) The grant date present value is derived from a variation of the Black Scholes pricing model. The model assumes that no dividends will be declared during the life of these options. Additionally, the model assumes an expected option exercise life of 60 months (five years) with a corresponding risk-free interest rate of 4.38% based on the five-year treasury bond yield as of December 31, 2001. Furthermore, the model assumes a stock volatility index (beta) of 0.631 or 63.1%.

         Aggregated Option Exercises and Fiscal Year-End Option Value Table. The following table sets forth information concerning option exercises during 2001 and unexercised stock options held at December 31, 2001 by each named executive officer.

                                                                           Number of
                                                                          Securities             Value of
                                                                          Underlying           Unexercised
                                                                          Unexercised      In-the-Money Options
                                                    Value Realized($)     Options at                at
                                                          -----------
                                                    (Market Price on       FY-End(#)           FY-End($)(2)
                                                                           ---------           ------------
                              Shares Acquired on      Exercise Less      Exercisable/          Exercisable/
           Name                 Exercise (#)(1)      Exercise Price)     Unexercisable        Unexercisable
---------------------------- ---------------------- ------------------ ------------------ -----------------------
Jules B. Kroll                        --                   --                         --                  --

Michael G. Cherkasky                  --                   --             163,862/96,667       1,193,065/644,375

Michael D. Shmerling                  --                   --              10,500/58,500          91,613/471,088

Michael A. Petrullo                   --                   --               5,850/27,250          32,719/211,156

Sabrina H. Perel                     1,500               $11,456            2,583/26,167              --/204,610

Wilfred T. O'Gara                   27,573               43,193                       --                      --

------------------------

(1) The shares acquired upon exercise of the options were sold simultaneously in a cashless exercise of the options.

(2) Based on the December 31, 2001 closing price of Kroll's common stock of $15.10 per share.

Employment Agreements

         Kroll had an employment agreement with Jules B. Kroll, which expired on November 30, 2000, providing for an annual base salary of $375,000. This employment agreement is being continued on a month-to-month basis. Mr. Kroll also is entitled to participate in an annual bonus plan established by the Compensation Committee of the Board of Directors and to receive up to 50% of the bonus in shares of Kroll common stock. Under the employment agreement, Kroll can terminate Mr. Kroll's employment at any time with or without cause, except that, in a case of termination without cause, he is entitled to receive compensation for the greater of the balance of the term of the agreement or one year. If Kroll does not renew the agreement for one year or more at the end of the term, Mr. Kroll will receive an amount equal to one year's base salary. The employment agreement restricts Mr. Kroll from competing with Kroll during the term of the agreement, and for two years thereafter if termination of employment is for cause or voluntary by the employee. Additionally, Mr. Kroll has agreed that during his employment and for a period of 10 years thereafter he will not directly or indirectly own any interest in or perform any services for any entity which uses the word "Kroll" as a business or trade name and competes with Kroll.

         In May 1999 Mr. Cherkasky entered into an employment agreement with Kroll for an "evergreen" two year term. The agreement provides for a base salary of $400,000 for 1999 and for subsequent annual calendar year increases of at least 4%. Mr. Cherkasky also is entitled to participate in Kroll's annual bonus, stock option, stock incentive and other benefit plans. In connection with the agreement, he received a signing bonus of $140,000, payable $40,000 in May 1999 and $100,000 in January 2000. On each three-year anniversary of the agreement he will receive an additional $350,000. In the event the agreement is terminated due to Mr. Cherkasky's death or disability or by Kroll for other than cause or by Mr. Cherkasky for good reason, he is entitled to receive a lump sum payment equal to the value of his salary, annual bonus, the three-year anniversary payment, stock options and incentive stock for the remainder of the term. During his employment and for two years after his employment terminates, if the termination occurs during the first two years of the agreement, "cause" means conviction of a felony and "good reason" includes a change in duties or responsibilities, a reduction in compensation or any person or group other than Jules Kroll becoming the beneficial owner of 35% or more of the voting power of Kroll's securities.

         Kroll has entered into employment agreements with each of the following executive officers providing for annual base salaries in the listed amounts:
Michael D. Shmerling, $300,000 (expiring on December 31, 2003); Michael A. Petrullo, $190,000 (beginning on February 2, 2002; expiring on February 1,
2005); and Sabrina H. Perel, $170,000 (expiring on August 31, 2003). Each of these executive officers is also entitled to participate in an annual bonus plan established by the Compensation Committee and/or the board of directors of Kroll. Mr. Shmerling is entitled to receive up to 50% of his bonus in shares of Kroll common stock. Under the employment agreements for Mr. Shmerling and Ms. Perel, Kroll can terminate the employee's employment at any time with or without cause, except that, in a case of termination without cause, the employee is entitled to receive compensation for the greater of the balance of the term of the agreement or one year. Under Mr. Petrullo's employment agreement, Kroll can terminate his employment at any time with or without cause, except that in a case of termination without cause, he is entitled to receive compensation for the greater of the balance of the term of the agreement or six months. Each agreement for Mr. Shmerling and Ms. Perel also provides that if Kroll does not renew the agreement for one year or more at the end of the term, the employee will receive an amount equal to one year's base salary. Mr. Petrullo's agreement also provides that if Kroll does not renew the agreement for one year or more at the end of the term, he will receive an amount equal to six months' base salary. Each employment agreement restricts the executive officer from competing with Kroll during the term of the agreement, and for two years thereafter if termination of employment is for cause or voluntary by the employee.

             PRINCIPAL SHAREHOLDERS AND STOCK HOLDINGS OF MANAGEMENT

         The following table sets forth the beneficial ownership of Kroll's common stock as of December 31, 2001, and as adjusted for the sale of the notes and shares of common stock issuable upon conversion of the notes pursuant to this prospectus, by (1) each beneficial owner of more than five percent of the common stock, (2) each director and named executive officer individually, and
(3) all current directors and executive officers of Kroll as a group. Unless otherwise indicated, all shares are owned directly and the indicated owner has sole voting and dispositive power with respect to such shares.

                                                                             Beneficial Ownership
                                                                             --------------------
                                                                                                As adjusted
                                                                                                -----------
                                                               Prior to Offering(1)          after the Offering
                                                               --------------------          ------------------
Name                                                           Number       Percent      Number         Percent
----                                                           ------       -------      ------         -------

Jules B. Kroll(2)(3).................................         2,929,991         12.9%     2,929,991         11.5%
Michael G. Cherkasky.................................           203,672          *          203,672           *
Michael D. Shmerling(4)..............................           446,037          2.0        446,037          1.7
Michael A. Petrullo..................................             5,850          *            5,850           *
Sabrina H. Perel.....................................             2,683          *            2,683           *
Marshall S. Cogan....................................             4,000          *            4,000           *
Thomas E. Constance..................................                --         --               --          --
Raymond E. Mabus.....................................             6,000          *            6,000           *
J. Arthur Urciuoli...................................            10,000          *           10,000           *
Wilfred T. O'Gara....................................             5,000          *            5,000           *
All current directors and executive officers as a group
   (9 persons).......................................         3,608,233         15.9      3,608,233         14.0
American International Group, Inc.(2)................         1,444,212          6.3      1,444,212          5.6
Dimensional Fund Advisors Inc.(2)....................         1,277,000          5.6      1,277,000          5.0
Cannell Capital LLC(2)(5)............................         1,150,300          5.0      1,150,300          4.5
Palisade Concentrated Equity Partnership, L.P.(2)(6).         1,851,851          7.2              0          0.0
--------------------------------
*        Less than 1%.

(1) Includes the following numbers of shares of common stock which may be acquired through the exercise of currently exercisable stock options or stock options which become exercisable within 60 days after December 31, 2001: Mr. Kroll, none; Mr. Cherkasky, 163,862 shares; Mr. Shmerling, 10,500 shares; Mr. Petrullo, 5,850 shares; Ms. Perel, 2,583 shares; Mr. Cogan, 4,000 shares; Mr. Constance, none; Mr. Mabus, 6,000 shares; Mr. Urciuoli, none; Mr. O'Gara, none; and all directors and executive officers as a group, 192,795 shares. Also includes for Mr. Cherkasky, 5,500 shares of restricted stock.

(2) Mr. Kroll's address is 900 Third Avenue, New York, New York 10022. AIG's address is 70 Pine Street, New York. New York 10270. Dimensional Fund Advisors's address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Cannell Capital's address is 150 California Street, 5th Floor, San Francisco, California 94111. Palisade's address is One Bridge Plaza, Fort Lee, New Jersey 07024.

(3) Does not include 192,560 shares held by trusts for the benefit of Mr. Kroll's adult children, in which Mr. Kroll disclaims any beneficial interest.

(4) Includes 431,537 shares that are held in joint tenancy with Mr. Shmerling's wife and 4,000 shares held as custodian for the benefit of Mr. Shmerling's children.

(5) Voting and dispositive power over these shares is shared with J. Carlo Cannell, the managing member of Cannell Capital.

(6) Includes shares of common stock which may be acquired through the conversion of the notes which are immediately convertible.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with Kroll's initial public offering, the Board of Directors adopted a policy requiring that any future transactions, including loans, between Kroll and its officers, directors, principal shareholders and their affiliates, be on terms no less favorable to Kroll than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Board of Directors.

Described below are certain transactions and relationships between Kroll and certain of its officers, directors and shareholders which have occurred during the last three fiscal years. Except with respect to interest rates charged on certain of the intercompany notes and accounts payable/receivable, Kroll believes that the material terms of the various transactions were as favorable as could have been obtained from unrelated third parties.

Intercompany Notes and Accounts Payable/Receivable and Certain Loans

During 1999, 2000 and 2001, Mr. Kroll agreed to reimburse Kroll for a portion of general and administrative expenses, including outside professional fees, office rent and travel expenses, which were incurred for the benefit of both Kroll and Mr. Kroll. Amounts due to Kroll at December 31, 1999, 2000 and 2001 pursuant to this agreement were $281,561, $651,000 and $494,935, respectively.

During 1999, 2000 and 2001, Kroll rendered risk management services, including marketing support, and claim investigations services to American International Group, Inc. and its subsidiaries. Kroll billed AIG and its subsidiaries $4,779,449 in 1999, $5,776,344 in 2000 and $3,535,061 in 2001 for these services. The year-end accounts receivable balance for AIG was $1,231,685, $1,465,474 and $1,228,584 at December 31, 1999, 2000 and 2001, respectively.
Since 1995, Kroll has purchased some of its liability insurance, including Professional Errors and Omissions and Directors and Officers liability insurance, from AIG subsidiaries. AIG's subsidiaries billed Kroll $361,320, $286,589 and $386,058 for this insurance during 1999, 2000 and 2001, respectively. Kroll obtains the coverage through an independent insurance broker and where possible obtains competitive proposals from unrelated third parties.

Kroll Background America leases office space and furnishings in Nashville, Tennessee from companies controlled by Mr. Shmerling and his family. For the years ended December 31, 1999, 2000 and 2001, Kroll Background America leased 16,884, 19,672 and 22,143 square feet of space and paid rent of $276,145, $345,573 and $453,687, respectively. Kroll Background America subleases a portion of its Nashville office space to Kroll for its information technology department. For the years ended December 31, 1999, 2000 and 2001, Kroll subleased 945, 4,280 and 3,510 square feet of office space from Kroll Background America and paid rent of $17,484, $50,793 and $57,310, respectively.

Victory Aviation

Victory Aviation Services, Inc. is a Delaware corporation of which Messrs. Thomas M. O'Gara and Wilfred T. O'Gara own approximately 92% and 1%, respectively, of the outstanding capital stock. Messrs. Thomas O'Gara and Wilfred O'Gara were executive officers of Kroll until leaving the company in August 2001.

Lease agreements. Kroll's previously owned subsidiary, O'Gara-Hess & Eisenhardt Armoring Company, had a Master Equipment Lease with Victory Aviation, entered into in July 1995, under which it leased various items of equipment from Victory Aviation. As of December 31, 1999 and 2000, Kroll had approximately $1,250,000 of equipment under various month-to-month lease arrangements. Rental expenses were $566,213, $451,000 and $361,524 for the years ended December 31, 1999 and 2000, and for the period ended August 22, 2001, respectively. O'Gara-Hess & Eisenhardt was sold to Armor in August 2001.

Supplier arrangements. During 1995 and 1996, O'Gara-Hess & Eisenhardt purchased the dual-hard steel required for its vehicle armoring from Victory Aviation, which distributed the steel for an unrelated third party. At December 31, 1999 and 2000, Kroll had receivables of $282,345 and $285,000, respectively, from Victory Aviation in connection with the prior arrangement, which sum was guaranteed by the shareholders of Victory Aviation. In 2001, the receivables were eliminated as part of the sale of the O'Gara business to Armor. All other aspects of the arrangement have been terminated.

Corporate aircraft. In February 1995, Kroll entered into a lease for a Gulfstream G-11 aircraft owned by Victory Aviation. Effective June 1, 1998, Kroll reached an agreement to amend the corporate aircraft lease. The terms of the aircraft lease addendum provide Kroll with an hourly discount from the normal commercial hourly rate on future charters of corporate aircraft from Victory Aviation in order to amortize the remaining portion of existing lease deposits from the original aircraft lease. Kroll had approximately $403,000, $313,000 and $223,000 in unamortized lease deposits with Victory Aviation as of December 31, 1999, 2000 and 2001, respectively. Rental expense related to the Gulfstream lease, including amortization of the deposit, was $82,000, $90,000 and $90,000 in 1999, 2000 and 2001, respectively.

Other

Mr. Constance, who became a director of Kroll in December 2000, is a partner in the law firm of Kramer Levin Naftalis & Frankel LLP, which provides legal counsel to Kroll.

Severance Arrangements. Thomas O'Gara, who had been Vice Chairman of Kroll, and Wilfred O'Gara, who had been co-Chief Executive Officer of Kroll, left Kroll in August 2001. Under Kroll's severance agreement with Thomas O'Gara, he is entitled to receive an amount equal to two years' base salary, which totals $550,000, which was reduced by the amount of some payments owed by Mr. O'Gara to Kroll. Each of Messrs. Thomas and Wilfred O'Gara has agreed that for a period of ten years after termination of employment he will not directly or indirectly own any interest in or perform any services for any entity which uses the "O'Gara" as a business or trade name or competes with Kroll. Nicholas Carpinello, who had been Controller of Kroll, left Kroll on January 15, 2001. Under Kroll's severance agreement with Mr. Carpinello, he is entitled to receive an amount equal to eleven months base salary, which totals $165,000.

                            SELLING SECURITY HOLDERS

         We sold the notes to Palisade Concentrated Equity Partnership, L.P. and Pegasus Partners II, L.P.

         The following table sets forth information, as of December 31, 2001, with respect to the selling security holders, and the principal amounts of notes beneficially owned by each selling security holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling security holders. The selling security holders or their transferees may offer all, some or none of the notes or common stock into which the notes are convertible. The selling security holders identified below may sell, transfer or otherwise dispose of all or a portion of their notes or shares of common stock, or interests in the notes or common stock, in transactions exempt from the registration requirements of the Securities Act. Selling security holders, including their transferees, pledgees or donees or their successors, may from time to time dispose of pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible, or interests in the notes or common stock.

                                PRIOR TO OFFERING                                    AS ADJUSTED FOR OFFERING
--------------------------------------------------------------------   ------------------------------------------------------


                                            Common Stock
               Principal Amount    Percent    Issuable                 Principal Amount              Common Stock
                   of Notes        of the       Upon                       of Notes      Percent of  Issuable Upon
Name             Beneficially      Notes     Conversion   Percent        Beneficially     the Notes  Conversion of    Percent
                     Owned         Owned    of the Notes  of Class           Owned          Owned      the Notes      of Class
--------------------------------------------------------------------   ------------------------------------------------------

Palisade        $20,000,000          66%      1,851,851      7.2%              $0             0%            0          0
Concentrated
Equity
Partnership,
L.P.

Pegasus         $10,000,000          34%        925,925      3.6%              $0             0%            0          0
Partners II,
L.P.

         Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus or in post-effective amendments to the registration statement of which this prospectus is a part if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease. If, as a result of antidilution provisions of the notes regarding price protection, additional shares of our common stock become issuable upon conversion of the notes and the shares of common stock covered by this registration statement are exhausted, we will need to file another registration statement to cover the resale of the additional shares.

                            DESCRIPTION OF THE NOTES

         The notes were issued pursuant to a securities purchase agreement dated November 14, 2001, among Kroll, Palisade and Pegasus.

         The following description is only a summary of the material provisions of the notes (and the securities purchase agreement). We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these notes. These documents are filed as exhibits to the registration statement of which this prospectus is a part.

         When we refer to Kroll in this section, we refer only to Kroll Inc., an Ohio corporation, and not its subsidiaries.

Brief Description of the Notes

         The notes are:

          o limited to $30,000,000 aggregate principal amount, which consists of $25,000,000 principal amount issued on November 14, 2001 and $5,000,000 principal amount issued on November 20, 2001.

          o general secured obligations, junior in right of payment and priority of security interest to the senior debt;

          o convertible into our common stock at a conversion price of $10.80 per share, subject to adjustment as described below under "-- Conversion Rights";

          o redeemable at our option in whole or in part beginning on November 14, 2004 upon the terms set forth below under "-- Optional Redemption by Kroll"; and

          o due on November 14, 2006, unless earlier converted by you at your option or redeemed by us at our option.

Interest

         The notes bear interest from the date of issuance at the rate of 6% per year, subject to adjustment in the event of a default under the notes or under the registration rights agreement, dated November 14, 2001, among Kroll, Palisade and Pegasus. We will pay interest semiannually on May 14 and November 14 of each year, respectively, beginning May 14, 2002. Interest is computed on the basis of a 360-day year comprised of twelve 30 day months.

Conversion Rights

         You may convert any outstanding notes (or portions of outstanding notes) into our common stock, initially at the conversion price of $10.80 per share (equal to a conversion rate of approximately 92.59 shares per $1,000 principal amount of notes). The conversion price is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay in cash the portion of the principal amount of the note which cannot be converted into a whole share. In addition, when you convert your notes, on the interest payment date immediately after your conversion you will be entitled to receive interest on the converted notes that had accrued and was unpaid up to the date of conversion.

         You may exercise conversion rights at any time prior to the close of business on the last business day prior to the final maturity date of the notes. However, if you are a holder of notes that have been called for redemption, you must exercise your conversion rights prior to the close of business on the business day preceding the redemption date, unless we default in payment of the redemption price.

         You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

         To convert a note, you must:

          o    complete a conversion notice;

          o deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent; and

          o pay all taxes or duties, if any, as described in the preceding paragraph.

         The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the notes are converted (and cash instead of any fractional shares) will be delivered as soon as practicable on or after the conversion date but not later than five days after the conversion date.

         We will adjust the conversion price in some circumstances, such as:

          o    subdivisions and combinations of our common stock;

          o issuances or sales of our common stock for a price per share less than the conversion price in effect at that time; or

          o issuances of rights, options or warrants to purchase our common stock or securities convertible into our common stock at less than (or having an exercise or conversion price per share less than) the conversion price in effect at that time.

          If   we:

          o reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

          o merge or consolidate with or into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the notes may thereafter convert the notes into the consideration they would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.

Optional Redemption By Kroll

         We may not redeem the notes in whole or in part at any time prior to November 14, 2004. At any time on or after November 14, 2004, we may redeem some or all of the notes, on at least 20 days' notice, at 100% of the principal amount of the notes to be redeemed. In addition, we will pay all interest on the notes being redeemed that is accrued and unpaid to, but excluding, the redemption date.

Optional Redemption at the Request of the Holders

         At the option of the note holders, Kroll is required to prepay amounts due under the notes to the extent of (1) the net after-tax proceeds from the sale of assets in excess of $500,000, (2) the net cash proceeds from insurance or condemnation awards in excess of $250,000, or (3) the net cash proceeds from the issuance of equity securities.

Subordination

         The notes are senior secured subordinated obligations that are contractually subordinated in right of payment to the senior debt. As of December 31, 2001, other than the notes, Kroll had no other material debt for borrowed money outstanding.

         Kroll may not make any payment or distribution on account of the principal of, or interest on the notes

          o if Kroll has filed for or is involuntarily put into bankruptcy or Kroll is otherwise insolvent, until the senior debt, including principal and interest, is paid in full in cash;

          o upon any dissolution, liquidation or other winding-up of Kroll, until the senior debt is paid in full in cash;

          o if the maturity of the senior debt is accelerated, because of an event of default under the senior debt or otherwise, until the senior debt is paid in full or the acceleration is cured or waived; or

          o if the maturity of the notes is accelerated because of an event of default under the notes (other than bankruptcy or insolvency) and within 90 days of that acceleration the maturity of the senior debt is accelerated, until the senior debt is paid in full.

          If an event of default under the senior debt relating to payment has occurred, there is senior debt outstanding and the lender notifies Kroll of this event of default, unless the event of default is cured or waived or the senior debt is paid in full, the noteholders cannot file suit against Kroll or proceed against the collateral for the notes, and Kroll cannot make any payment or distribution on account of the principal of or interest on the notes, for 180 days after Kroll receives notice from the lender. If at the end of the 180 days, the senior debt lender has failed to accelerate the senior debt and proceed against Kroll or the collateral for the senior debt, and so long as Kroll is not subject to an insolvency proceeding, Kroll may continue to make payments on account of the interest on the notes and the noteholders can file suit against Kroll or proceed against the collateral for the notes.

         If an event of default under the senior debt that does not relate to payment has occurred and the lender notifies Kroll of this event of default,


          o if no senior debt is outstanding, the noteholders may immediately proceed against Kroll or the collateral for the notes and Kroll can make payments or distributions on account of the principal of or interest on the notes;

          o if $1.00 to $5,000,000 of senior debt is outstanding, the noteholders cannot file suit against Kroll or proceed against the collateral for the notes, and Kroll cannot make any payment or distribution on account of the principal of or interest on the notes, for 120 days after Kroll receives notice from the lender, unless the event of default is cured or waived or the senior debt is paid in full;

          o if more than $5,000,000 of senior debt is outstanding, the noteholders cannot file suit against Kroll or proceed against the collateral for the notes, and Kroll cannot make any payment or distribution on account of the principal of or interest on the notes, for 180 days after Kroll receives notice from the lender, unless the event of default is cured or waived or the senior debt is paid in full.

If at the end of the relevant period of time, the senior debt lender has failed to accelerate the senior debt and proceed against Kroll or the collateral for the senior debt, and so long as Kroll is not subject to an insolvency proceeding, Kroll may continue to make payments on account of the interest on the notes and the noteholders can file suit against Kroll or proceed against the collateral for the notes.

         These subordination provisions do not affect Kroll's obligation to pay, when due, the principal of and interest on the notes.

         By accepting a note, the holder of that note agrees to enter into a subordination agreement with the lender of the senior debt.

Security

         The notes are secured by a pledge of the stock of the subsidiaries directly owned by Kroll and by all of the assets of Kroll, including all of Kroll's equipment, general intangibles, receivables, intellectual property and all products and proceeds of the above. The security interest of the notes is subordinated to the security interest to be granted to the lender of the senior debt. When Kroll issues the senior debt, Kroll has agreed to secure the notes with the same assets of Kroll and its subsidiaries and the same pledge of stock of Kroll's subsidiaries as the senior debt, except that the notes will remain subordinate to the security interest and rights of the senior debt. However, if the agreements governing the senior debt have not been completed by January 31, 2002, which date has been extended to February 14, 2002, Kroll is required to cause its material subsidiaries to grant a security interest in favor of the noteholders in all of their respective assets, to guarantee the obligations of Kroll under the notes and to pledge the shares of stock not already pledged pursuant to the pledge agreement.

Events of Default

         Each of the following is an event of default under the notes:

          o a default in the payment of all or part of the principal due at the maturity date or of all or any part of the interest due within three days of the interest payment date under the notes;

          o Kroll's failure to observe for a period of ten days or more any covenant in: the security purchase agreement dated as of November 14, 2001 by and among Kroll, Palisade and Pegasus; the registration rights agreement dated as of November 14, 2001 by and among Kroll, Palisade and Pegasus; the security agreement dated as of November 14, 2001 by and between Kroll and Palisade, as collateral agent; or the pledge agreement dated as of November 14, 2001 by and between Kroll and Palisade, as collateral agent;

          o a breach by Kroll or any of its subsidiaries of any of its obligations where that breach may involve claims against Kroll or any of its subsidiaries in excess of $100,000 individually or $500,000 in the aggregate;

          o a judgment or order for payment of money issued against Kroll or its subsidiaries in excess of $100,000 individually or $500,000 in the aggregate, and that judgment is unsatisfied and unstayed for 20 days;

          o Kroll files for or is put into bankruptcy or Kroll otherwise becomes insolvent;

          o a material breach of any of Kroll's representations, warranties or covenants in the securities purchase agreement or in any other document delivered to Palisades or Pegasus;

          o the delisting or deregistration or suspension from trading of Kroll's common stock from Nasdaq for more than five business days;

          o Kroll's failure to file a registration statement relating to the resale of the notes and the common stock into which the notes are convertible within the time required by the registration rights agreement for 15 consecutive business days or the failure to maintain the effectiveness of the registration statement after filing for 15 consecutive business days or 30 business days in any 12 month period for the time required by the registration rights agreement;

          o    an acceleration of amounts due under the senior debt; or

          o a change in control of Kroll, which is defined as: (1) the acquisition of more than 50% of the total voting power of all of the outstanding stock of Kroll; (2) the sale, lease or other transfer or conveyance of all or substantially all of the assets of Kroll or any of its material subsidiaries; (3) the liquidation or dissolution of Kroll or any material subsidiary of Kroll; (4) a reclassification or other change of stock or recapitalization which materially adversely changes the terms or conditions of the notes or shares; (5) the consummation of a merger or consolidation by Kroll or any material subsidiary; or (6) the sale, transfer or other disposition by Jules Kroll of 40% or more of his Kroll common stock.

In the event of a default, the holders of the notes may declare the notes to be immediately due and payable. In the event of a default caused by bankruptcy or insolvency, the principal of and any accrued interest on the note shall become immediately due and payable without any action by the holder.

Additional Covenants

         For as long as the notes remain outstanding, Kroll may not, without prior written consent of holders of a majority of the principal amount of the notes:

          o exchange, redeem or convert any of its capital stock for debt (including convertible debt);

          o    declare or pay any non-stock dividend;

          o amend its articles of incorporation or code of regulations, or the comparable documents of any of its subsidiaries, to change any of the rights, preferences or privileges provided for in the notes;

          o redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any of Kroll's capital stock, except for repurchases from Kroll employees in connection with termination of employment;

          o create or authorize the creation of any additional debt that is senior to or pari passu with the notes, other than the senior debt;

          o consent to or permit any dissolution, winding up, commencement of bankruptcy, insolvency, liquidation or similar proceedings with respect to Kroll or any of its material subsidiaries;

          o create, incur or assume any liability for borrowed money for itself or for any subsidiary other than the notes, the senior debt, or the permitted debt and additional debt identified in the securities purchase agreement;

          o create, incur or assume any mortgage, pledge, lien or encumbrance of or upon or security interest in any of Kroll's or its material subsidiaries' properties or assets except for the security agreement and pledge agreement in favor of the selling security holders, the security interest or the holders of the senior debt, and as otherwise permitted under the securities purchase agreement;

          o assume, endorse, be or become liable for or guarantee the obligations of another person for borrowed money in excess $1,000,000 in the aggregate, or permit any subsidiary of Kroll to do the same;

          o    enter into a significant new line of business; or

          o until November 14, 2003, enter into any agreement for, or complete, a change of control of Kroll (as defined under "Events of Default" above).

         In addition, Kroll cannot issue any additional notes without the prior written consent of each of the selling security holders.

Registration Rights

         Under the terms of a registration rights agreement with the selling security holders, we have filed with the SEC a registration statement of which this prospectus is a part. The following description is only a summary of the material provisions of the registration rights agreement. We urge you to read the registration rights agreement in its entirety because it, and not this description, affects your rights as holders of these notes. The registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

         Under the terms of the registration rights agreement, we agreed to use all commercially reasonable efforts to:

          o cause the registration statement to become effective as promptly as is practicable, but in no event later than 90 days after the filing of the registration statement; and

          o    keep the registration statement effective until the later of:

          o    two years after the last date of original issuance of the notes;
               and

          o the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to Rule 144(k) under the Securities Act.

         If,

          o the registration statement has not been declared effective prior to ninety (90) days after the registration statement is filed with the SEC; or

          o the registration statement is suspended or otherwise ceases to be effective or current for at least 30 days (each, a "registrant default),

additional interest as liquidated damages will accrue on the notes from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, at a rate equal to an increase in the interest rate on the notes by one-half of one percent (0.50%) for each thirty
(30) day period (or pro rata for any portion thereof) during which such registration default exists and is not cured.

         The registration statement of which this prospectus is a part is on Form S-1. We agreed that we will amend the registration statement of which this prospectus is a part with a registration statement on Form S-3 as soon as we are eligible to use that form.

Governing Law

         The notes are governed by the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

General

         The authorized capital stock of Kroll consists of 50,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2001, there were approximately 189 shareholders of record of Kroll common stock and approximately 22,793,871 shares of Kroll common stock outstanding, not including the 2,777,777 shares issuable upon conversion of the notes, 3,352,782 shares issuable upon exercise of employee stock options or 9,526 shares issuable upon exercise of outstanding warrants. A description of the material provisions of our articles of incorporation that affect the relative rights of the common stock is set forth below. The following description of the capital stock of Kroll is intended to be a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

         The holders of common stock are entitled to one vote for each share held and shall be entitled to notice of any shareholders meeting and to vote upon any matters that properly come before a meeting as provided in the code of regulations of Kroll or as may be provided by law. Except for and subject to those rights expressly granted to holders of preferred stock, and except as may be provided by the laws of the State of Ohio, the holders of common stock have all other rights of shareholders, including (1) the right to receive dividends, when, as and if declared by the board of directors out of assets lawfully available to pay dividends and (2) in the event of any distribution of assets upon a liquidation or winding up of Kroll, the right to receive all the assets and funds of Kroll remaining after the payment to the creditors of Kroll and the holders of the preferred stock, if any, of the specific amounts which they are entitled to receive upon that distribution. The common stock is not convertible or redeemable and there are no sinking fund provisions for the redemption of the common stock. None of the shares of common stock of Kroll has preemptive rights.

Preferred Stock

         The board of directors may issue preferred stock from time to time, without the approval of our shareholders, in one or more series. Each series of preferred stock will have the voting powers, if any, designations and preferences that are stated in the resolutions adopted by the board of directors providing for its designation and issue. The board of directors is authorized by our articles of incorporation to determine, among other things, the voting, dividend, redemption, conversion and liquidation powers, rights and preferences and the limitations of each series of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control, and may adversely affect the voting and other rights of the holders of our capital stock.

Limitation on Director's Liability

         Our articles of incorporation and code of regulations contain provisions that allow for the indemnification of directors and officers (or any predecessor thereof) of Kroll to the fullest extent permitted under Ohio law, and for the indemnification, pursuant to the discretion of the board of directors, of employees and agents under the same terms. The articles of incorporation and code of regulations also provide that a director of Kroll shall not be personally liable to Kroll or its shareholders for monetary damages for breach of fiduciary duty as a director. However, a director shall remain liable for any breach of the director's duty of loyalty to Kroll or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of a dividend or an unlawful stock purchase or redemption (except that any director who may have been absent when those acts were performed may be exonerated from liability by causing his or her dissent to be entered in the minutes of Kroll at the time of the unlawful act, or immediately after the director received notice of that act), or for any transaction from which the director derived any improper personal benefit.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for our common stock is Fifth Third Bank, N.A.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following discusses the material U.S. federal income tax consequences to holders, and U.S. estate tax consequences to non-U.S. holders (defined below), relating to the purchase, ownership, conversion and disposition of the notes and the ownership and disposition of common stock into which the notes may be converted. This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your personal circumstances. This discussion also addresses certain issues with respect to our deduction for interest on the notes. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable existing and proposed U.S. Treasury regulations, and judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to differing interpretation. Except as otherwise noted, this summary applies only to holders who hold the notes and our common stock into which the notes may be converted as capital assets within the meaning of Section 1221 of the Code (generally, for investment). It does not address tax consequences applicable to those U.S. holders that may be subject to special tax rules, including financial institutions, regulated investment companies, tax-exempt organizations, expatriates, persons subject to the alternative minimum tax provisions of the Code, pension funds, insurance companies, dealers in securities or foreign currencies, persons that will hold notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction for tax purposes, persons deemed to sell notes or common stock under the constructive sale provisions of the Code, persons who hold notes through a partnership or other pass through entity, or persons whose functional currency is not the U.S. dollar (except as disclosed below under "Non-U.S. Holders"). We have not sought any ruling from the Internal Revenue Service, or IRS, or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws.

         INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

         For purposes of this discussion, the term U.S. holder means a beneficial owner of a note or common stock that is for U.S. federal income tax purposes:

          o    a citizen or resident of the U.S.;

          o a corporation created or organized in or under the laws of the U.S.;

          o an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

          o a trust if (a) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have authority to control all of its substantial decisions, or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A non-U.S. holder means a holder of a note or common stock that is not a U.S. holder for U.S. federal income tax purposes. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners.

U.S. Holders

         The following is a summary of the material U.S. federal income tax consequences resulting from the purchase, ownership, conversion and disposition of the notes and ownership and disposition of common stock by U.S. holders.

The Notes

   Interest

         Interest paid on a note generally will be includible in the income of a U.S. holder as ordinary income at the time the interest is received or accrued, in accordance with each U.S. holder's method of accounting for U.S. federal income tax purposes.

   Certain Contingent Payments

         In certain circumstances we may be obligated to pay you liquidated damages. See "Description of Notes--Registration Rights."

         We intend to take the position that the likelihood of the occurrence of these payments is remote. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. Remote contingencies are not taken into account unless and until they occur. If we are required to pay liquidated damages, you would probably recognize additional interest income.

   Sale

         Except as set forth below under "U.S. Holders--The Notes--Conversion" and "U.S. Holders--The Notes--Market Discount", upon the sale, exchange, redemption or other taxable disposition of a note (including the repurchase of a note for cash pursuant to the exercise of a repurchase right in the event of a change in control), a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the U.S. holder's adjusted tax basis in that note. For these purposes, the amount realized on the disposition of a note does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into income. A U.S. holder's adjusted tax basis in a note generally will be the purchase price of that note on the date of purchase increased by any market discount previously included in income by the holder and reduced by any amortized premium. For a discussion of market discount and premium, see "U.S. Holders--The Notes--Market Discount" and "U.S. Holders--The Notes--Premium." Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the note has been held for more than one year. In general, the maximum federal tax rate for noncorporate taxpayers on long-term capital gain is 20% (and 18% if such capital assets are held for more than five years). Capital gain on assets having a holding period of one year or less at the time of their disposition is taxed as short-term capital gain at ordinary income tax rates in the hands of noncorporate taxpayers. For corporate taxpayers, both capital gains and ordinary income are subject to a maximum regular federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

   Market Discount

         The resale of notes may be affected by the impact on a purchaser of the market discount provisions of the Code. For this purpose, and subject to a de minimus exception, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note (which is its stated principal amount) exceeds the holder's adjusted tax basis in the note when purchased. Subject to a limited exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition or retirement of that note to the extent of the accrued market discount on that note at the time of disposition or maturity, unless the U.S. holder elects to include accrued market discount in income over the remaining life of the note.

         The election to include market discount in income over the life of the note, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income over the life of the note may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when the holder disposes of the common stock. The rules regarding market discount are complex, and U.S. holders should consult their tax advisors.

   Premium

         A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium from the purchase date to the note's maturity date under a constant-yield method. Amortizable premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized premium can only offset interest income on a note and may not be deducted against other income. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. The rules regarding premium are complex, and U.S. holders should consult their tax advisors.

   Conversion

         A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into our common stock except (i) with respect to cash received in lieu of a fractional share of common stock and (ii) to the extent that the common stock issued upon conversion is treated as attributable to accrued interest on the note (which will be treated as interest for U.S. federal income tax purposes). A U.S. holder's tax basis in the common stock received on conversion of a note will be the same as the U.S. holder's adjusted tax basis in the note at the time of conversion reduced by any basis allocable to a fractional share. The holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a U.S. holder's tax basis in shares of common stock attributable to accrued interest generally will equal the amount of accrued interest included in income and the holding period with respect to such stock will begin on the day following the date of conversion. The conversion of a note into stock of a company that acquires us upon a change in control may be taxable.

         Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for a fractional share of common stock and generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. holder's adjusted tax basis allocable to the fractional share).

   Constructive Dividends

         The conversion price of the notes may be adjusted under certain circumstances. Section 305 of the Code treats certain actual or constructive distributions of stock with respect to stock or convertible securities as a dividend distribution taxable as ordinary income to the extent of the issuer's current and accumulated earnings and profits with any excess treated as a tax-free return of capital and then as capital gain. Under applicable Treasury regulations, an adjustment to the conversion price of the notes may, under certain circumstances, be treated as a constructive dividend under these rules to the extent it increases the proportional interest of a U.S. holder of a note in our fully diluted common stock, whether or not the holder ever converts the note into our common stock. Generally, a holder's tax basis in a note will be increased by the amount of any constructive dividend. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to holders of our common stock.

Common Stock

   Dividends

         Distributions received on our common stock generally will be treated as a dividend, subject to tax as ordinary income, to the extent of our current and accumulated earnings and profits as of the end of the year of distribution. Any excess will be treated as a tax-free return of capital to the extent of the U.S. holder's adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of that stock. Subject to applicable rules, U.S. holders that are corporations may be eligible to claim a deduction equal to a portion of any distributions received that are treated as dividends. Special rules may apply to corporate U.S. holders upon the receipt of any "extraordinary dividends" with respect to the common stock.

   Sale

         Upon the sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the disposition and (ii) the U.S. holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term if the U.S. holder's holding period is more than one year.

Non-U.S. Holders

         The following discussion is a summary of the material U.S. federal income and estate tax consequences resulting from the purchase, ownership, conversion and disposition of the notes and ownership and disposition of common stock by non-U.S. holders.

   Interest

         Generally, interest income paid on the notes to a non-U.S. holder should not be subject to U.S. federal income tax or withholding tax (subject to the discussion below regarding backup withholding) if:

          o the interest is not effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder;

          o the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote;

          o the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of notes would be deemed to own constructively the common stock into which the notes could be converted);

          o the non-U.S. holder, under penalty of perjury, certifies to us or our agent on IRS Form W-8BEN (or appropriate substitute form) that it is not a U.S. person and provides its name and address (or otherwise satisfies the applicable identification requirements); and

          o the interest is not received by a non-U.S. holder that is a bank pursuant to a loan agreement entered into in the ordinary course of its trade or business.

         If a non-U.S. holder satisfies certain requirements, the certification described above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business. Recently revised Treasury regulations have modified the certification requirements described above by, among other things, requiring foreign partnerships and certain foreign trusts to provide additional documentation which (i) certifies that the individual partners, beneficiaries, or owners of the partnership or trust are not U.S. holders, and (ii) provides the individual partners', beneficiaries' or owners' names and addresses.

         A non-U.S. holder that is not exempt from tax on interest under these rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, unless (i) the interest is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder or a lower treaty rate applies and (ii) the non-U.S. holder provides us with proper certification as to the non-U.S. holder's exemption from, or as to the reduced rate of, withholding on Form W-8ECI or W-8BEN (or appropriate substitute form), respectively. If the interest is effectively connected with the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally (and, under certain circumstances with respect to corporate holders, the branch profits tax, which is generally imposed at a 30% rate), unless an income tax treaty exception applies. While not entirely clear, the above discussion should be applicable to liquidated damages, if any, received by non-U.S. holders.

   Constructive Dividends

         As discussed above, an adjustment to the conversion price of the notes could potentially give rise to a deemed distribution to holders of the notes. See "U.S. Holders--The Notes--Constructive Dividends" above. With respect to non-U.S. holders, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "Non-U.S. Holders--Dividends" below.

   Conversion

         A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of our common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock on conversion, that cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "Non-U.S. Holders--Sale of Notes and Common Stock".

   Dividends

         If we make distributions on our common stock, those distributions generally will be treated as a dividend to the extent of our current and accumulated earnings and profits as of the end of the year of distribution. Subject to the discussion below of backup withholding, any such distribution treated as dividends to a non-U.S. holder generally will be subject to a 30% U.S. federal withholding tax, unless (i) the dividend is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder or a lower treaty rate applies and (ii) the non-U.S. holder provides us with proper certification as to the non-U.S. holder's exemption from, or as to the reduced rate of, withholding on Form W-8ECI or W-8BEN (or appropriate substitute form), respectively. If the dividend is effectively connected with the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally (and under certain circumstances with respect to corporate holders, the branch profits tax, which is generally imposed at a 30% rate), unless an income tax treaty exception applies.

   Sale of Notes and Common Stock

         A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange, redemption or other disposition of a note or common stock, unless:

          o in the case of an individual non-U.S. holder, that holder is present in the U.S. for 183 days or more in the year of the disposition and certain other requirements are met; or

          o the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder.

         If the gain is effectively connected to the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally (and under certain circumstances with respect to corporate holders, the branch profits tax, which is generally imposed at a 30% rate), unless an income tax treaty exception applies.

         Notwithstanding the above, if we are or become a U.S. real property holding corporation, a non-U.S. holder could be subject to federal income tax with respect to gain realized on the disposition of notes or shares of common stock. Amounts withheld, if any, with respect to such gain pursuant to the rules applicable to dispositions of U.S. real property interests would be creditable against that non-U.S. holder's U.S. federal income tax liability and could entitle that non-U.S. holder to a refund upon furnishing required information to the IRS. We do not believe that we are a U.S. real property holding corporation or will become a U.S. real property holding corporation in the future.

   United States Federal Estate Tax

         A note held by an individual who is not a citizen or resident of the U.S., as specifically defined for U.S. federal estate tax purposes, at the time of death will not be includable in the decedent's gross estate for U.S. estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business within the U.S. Common stock actually or beneficially held by an individual who is not a citizen or resident of the U.S., as specifically defined for U.S. federal estate tax purposes, at the time of death (or who previously transferred such stock subject to certain retained rights or powers) will be subject to U.S. federal estate tax unless otherwise provided by an applicable estate tax treaty.

Backup Withholding and Information Reporting

         Non-exempt U.S. holders may be subject to information reporting with respect to payments of interest on notes or dividends on common stock, and under certain circumstances, payments of principal. Non-exempt U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding. U.S. holders should consult their tax advisors.

         If the notes are held by a non-U.S. holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the notes are held by a non-U.S. holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. holder fails to provide appropriate information. Information reporting may still apply to payments of interest even if a certificate of non-U.S. status is provided. Non-U.S. holders should consult their tax advisors.

         The backup withholding rate is currently 30% and will be gradually reduced to 28% for payments made in 2006 or thereafter. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a refund or credit against your federal income tax liability, provided that the required information is furnished to the IRS. Some holders (including, among others, corporations) are generally not subject to information reporting and backup withholding.

                              PLAN OF DISTRIBUTION

         The selling security holders and their successors, including their transferees, pledges or donees or their successors, may sell, transfer or otherwise dispose of the notes and the common stock into which the notes are convertible, or interests in the notes or the common stock, directly to third parties or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or their successors or third parties. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The notes and the common stock into which the notes are convertible may be sold, transferred or disposed of in one or more transactions at fixed prices, which may be changed, at prevailing market prices at the time of disposition, at prices related to the prevailing market prices, at varying prices determined at the time of disposition, or at negotiated prices. These dispositions may be effected in transactions, which may include crosses or block transactions:

          o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

          o    in the over-the-counter market;

          o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

          o through the writing of options, whether the options are listed on an options exchange or otherwise;

          o    through the opening or closing of hedging transactions; or

          o    through the settlement of short sales.

         The selling security holders or their successors may enter into hedging transactions with third parties, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling security holders or their successors may also enter into short positions or other derivative transactions relating to the notes or the common stock into which the notes are convertible, or interests in the notes or common stock, deliver these securities, or interests in the notes or common stock, to close out their positions, or loan or pledge the notes or the common stock into which the notes are convertible, or interests in the notes or common stock, to third parties that in turn may dispose of these securities.

         The aggregate proceeds to the selling security holders and their successors from the disposition of the notes or common stock into which the notes are convertible, or interests in the notes or common stock, will be the net amount received less discounts and commissions and other expenses of the transaction, if any. Each of the selling security holders and their successors reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed disposition of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

         Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on Nasdaq. There is no present market for the notes and we can give no assurance that any trading market will develop.

         In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The selling security holders and their successors and any third parties that participate in the disposition of the notes and common stock into which the notes are convertible, or interests in the notes and common stock, may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on the disposition of the securities may be underwriting discounts and commissions under the Securities Act. Selling security holders and their successors who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

         In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be disposed of under Rule 144 rather than pursuant to this prospectus.

         To the extent required, the specific notes or common stock to be disposed of, the names of the selling security holders or their successors, the terms of a specific transaction, the names of any agent, dealer or underwriter, and any applicable commission or discounts with respect to a particular transaction will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

         We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling security holders incident to the disposition of the notes and the common stock under this prospectus.

         We have notified the selling security holders that they will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including, among others, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of any of the shares of common stock by the selling security holders and their successors. Rule 102 under Regulation M provides, with some exceptions, that it is unlawful for the selling security holders or their affiliated purchasers to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling security holders or affiliated purchasers have a beneficial interest, any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of the shares of common stock. To the extent required by law, we may require the selling security holders, their successors and their brokers if applicable, to provide a letter that acknowledges compliance with Regulation M under the Exchange Act before authorizing the transfer of the selling security holders' shares of common stock.

                                  LEGAL MATTERS

         The legality of the notes and common stock covered by this prospectus will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated financial statements of Kroll Inc. as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, included in this prospectus, have been audited by

Arthur Andersen LLP, independent public accountants, as set forth in their report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for costs of start-up activities in the first quarter of 1999, as discussed in Note 3(q) of the Notes to the Consolidated Financial Statements. The audited consolidated financial statements referred to above are included herein in reliance upon the authority of said firm as experts in giving said report.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, which we refer to as the SEC, to register the Kroll notes and common stock that the noteholders will receive upon conversion of the notes. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For information relating to us, we refer you to the registration statement and its exhibits.

         Statements in this prospectus regarding the terms of any contract or document are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit. Each statement is qualified in all respects by the relevant reference.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. We furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement and the proxy statement are, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC's website at http://www.sec.gov. You may read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and in Chicago at Suite 1400, Northwestern Atrium Center, 14th Floor, 500 W. Madison Street, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.


                          INDEX TO FINANCIAL STATEMENTS

                                                                                                         Page
                                                                                                         ----
KROLL INC.
Report of Independent Public Accountants................................................                 F-1
Consolidated Balance Sheets as of December 31, 1999 and 2000............................                 F-2
Consolidated Statements of Operations for the Years Ended December  31, 1998, 1999 and
    2000................................................................................                 F-4
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1998,                   F-5
    1999 and 2000.......................................................................
Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1999 and
    2000................................................................................                 F-7
Notes to Consolidated Financial Statements..............................................                 F-8
Consolidated Balance Sheets as of December 31, 2000 and September 30, 2001 (unaudited)..                 F-42
Consolidated Statements of Operations for the Nine Months Ended September 30, 2000 and
    2001 (unaudited)....................................................................                 F-44
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2000 and
    2001 (unaudited)....................................................................                 F-45
Notes to Consolidated Unaudited Financial Statements....................................                 F-46

                    Report of Independent Public Accountants

          To Kroll Inc.:

          We have audited the accompanying consolidated balance sheets of KROLL INC. (Note 1) and subsidiaries as of December 31, 1999 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kroll Inc. and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

          As explained in Note 3(q) to the consolidated financial statements, effective in the first quarter of 1999, the Company changed its method of accounting for costs of start-up activities.

                                                             Arthur Andersen LLP


Cincinnati, Ohio
  August 22, 2001 (except with respect to the matter discussed in Note 20, as to which the date is November 20, 2001)


                                                     KROLL INC.

                                           CONSOLIDATED BALANCE SHEETS
                                         As of December 31, 1999 and 2000

                                                                                             1999             2000
                                                                                       ---------------    ------------
ASSETS (Notes 10, 11 and 20) CURRENT ASSETS:
   Cash and cash equivalents......................................................    $     9,792,531    $    6,277,457
   Trade accounts receivable, net of allowance for doubtful
      accounts of $2,705,037 and $4,235,975 in 1999 and 2000,
      respectively (Notes 3 and 7)................................................         36,190,430        42,565,577
   Unbilled revenues (Note 3).....................................................         18,127,397        19,994,597
   Related party receivables (Note 9).............................................          1,760,876         2,063,939
   Prepaid expenses and other.....................................................          7,038,055         6,107,241
   Deferred tax asset (Note 8)....................................................            368,332                --
   Net current assets of discontinued voice and data
      communications group (Note 5)...............................................          7,137,550         1,879,237
   Net current assets of discontinued security products and
      services group (Note 5).......................................................       44,155,623        23,306,280
                                                                                      ---------------    --------------
   Total current assets...........................................................        124,570,794       102,194,328
                                                                                      ---------------    --------------
PROPERTY, PLANT AND EQUIPMENT, at cost (Notes 3 and 11):
   Land...........................................................................            194,103           194,103
   Buildings and improvements.....................................................          1,956,422         1,997,065
   Leasehold improvements.........................................................          6,337,066         7,303,446
   Furniture and fixtures.........................................................          4,957,673         5,186,859
   Machinery and equipment........................................................         25,287,081        25,967,715
   Construction-in-progress.......................................................                 --         1,326,425
                                                                                      ---------------    --------------
                                                                                           38,732,345        41,975,613
   Less--accumulated depreciation.................................................        (16,954,468)      (21,704,107)
                                                                                      ----------------   ---------------
                                                                                           21,777,877        20,271,506
DATABASES, net of accumulated amortization of $26,187,348
   and $29,759,496 in 1999 and 2000, respectively (Note 3)........................          9,696,162        10,204,294
COSTS IN EXCESS OF ASSETS ACQUIRED AND OTHER INTANGIBLE
   ASSETS, net of accumulated amortization of approximately
   $5,155,000 and $8,283,000 in 1999 and 2000, respectively
   (Notes 3 and 4)................................................................         61,983,273        61,033,258
OTHER ASSETS:
   Other assets (Note 7)..........................................................          3,515,464         2,908,449
   Net non-current assets of discontinued voice and data
      communications group (Note 5)...............................................          2,958,084                --
   Net non-current assets of discontinued security products
      and services group (Note 5).................................................         33,251,404        30,793,680
                                                                                      ---------------    --------------
      Total Assets................................................................    $   257,753,058    $  227,405,515
                                                                                      ===============    ==============



                The accompanying notes to consolidated financial
                    statements are an integral part of these
                          consolidated balance sheets.

                                                   KROLL INC.

                                          CONSOLIDATED BALANCE SHEETS
                                        As of December 31, 1999 and 2000

                                                                                              1999               2000
                                                                                        ---------------    ----------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Revolving lines of credit (Note 10)............................................   $      26,197,982   $    39,280,300
   Current portion of long-term debt (Note 11)....................................           1,876,006         3,360,029
   Trade accounts payable.........................................................          11,351,646        12,623,440
   Related party payables (Note 9)................................................                  --           239,145
   Accrued liabilities (Note 7)...................................................          19,525,026        12,851,899
   Income taxes currently payable.................................................             768,105         1,526,120
   Deferred income taxes (Note 8).................................................                  --         2,554,406
   Customer deposits and deferred revenue.........................................           2,809,811         4,045,292
                                                                                     -----------------   ---------------
      Total current liabilities...................................................          62,528,576        76,480,631
OTHER LONG-TERM LIABILITIES.......................................................           2,151,305         1,489,274
DEFERRED INCOME TAXES (Note 8)....................................................           1,794,614           304,585
LONG-TERM DEBT, net of current portion (Note 11)..................................          35,410,524        32,709,552
                                                                                     -----------------   ---------------
   Total liabilities..............................................................         101,885,019       110,984,042
                                                                                     -----------------   ---------------
COMMITMENTS AND CONTINGENCIES (Notes 12, 15 and 17)
SHAREHOLDERS' EQUITY (Notes 1 and 14):
   Preferred stock, $.01 par value, 1,000,000 shares authorized;
      none issued.................................................................                  --                --
   Common stock, $.01 par value, 50,000,000 shares authorized,
      22,255,510 and 22,414,697 shares issued and outstanding
      in 1999 and 2000, respectively..............................................             222,555           224,147
   Additional paid-in-capital.....................................................         170,101,929       169,467,255
   Retained deficit...............................................................         (12,639,574)      (46,583,887)
   Deferred compensation..........................................................          (1,629,893)         (337,043)
   Accumulated other comprehensive loss...........................................            (186,978)       (6,348,999)
                                                                                     ------------------  ---------------
      Total shareholders' equity..................................................         155,868,039       116,421,473
                                                                                     -----------------   ---------------
                                                                                      $    257,753,058   $   227,405,515
                                                                                      ================   ===============



                The accompanying notes to consolidated financial
                    statements are an integral part of these
                          consolidated balance sheets.


                                                       KROLL INC.

                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                   For the Years Ended December 31, 1998, 1999 and 2000

                                                                        1998                 1999               2000
                                                                  ---------------      ---------------    ---------------

NET SALES  ..................................................     $    122,968,410    $  187,844,986    $   205,610,223
COST OF SALES.................................................          69,511,117       104,366,300        123,791,196
                                                                  ----------------  ----------------    ---------------
      Gross profit............................................          53,457,293        83,478,686         81,819,027
OPERATING EXPENSES:
   Selling and marketing......................................          11,915,590        16,704,970         21,490,151
   General and administrative.................................          30,435,133        56,906,914         64,192,143
   Failed separation costs (Note 2)...........................                  --                --          4,194,188
   Failed merger related costs (Note 2).......................                  --         1,562,331          2,490,923
   Merger related costs (Note 4)..............................           5,727,358         4,069,089            357,279
   Restructuring charges (Note 7).............................                  --         4,071,809                 --
                                                                  ----------------  ----------------    ---------------
      Operating expenses......................................          48,078,081        83,315,113         92,724,684
                                                                  ----------------  ----------------    ---------------
      Operating income (loss).................................           5,379,212           163,573        (10,905,657)
OTHER INCOME (EXPENSE):
   Interest expense...........................................          (1,971,799)       (2,752,502)        (4,321,628)
   Interest income............................................             800,853           338,586            250,286
   Litigation settlement (Note 15)............................                  --                --                 --
   Gain from issuance of subsidiary stock (Note 6)............                  --                --          1,616,658
   Foreign currency gains (losses) and other, net.............             890,085           (58,439)            40,958
                                                                  ----------------  ----------------    ---------------
      Income (loss) from continuing operations before provision for
        income taxes (benefit from)...........................           5,098,351        (2,308,782)       (13,319,383)
   Provision for (benefit from) income taxes (Note 8).........           1,374,578        (1,104,889)         2,376,895
                                                                  ----------------  -----------------   ---------------
      Income (loss) from continuing operations................           3,723,773        (1,203,893)       (15,696,278)
   Discontinued operations (Note 5):
      Net income (loss) from operations of discontinued security
        products and services group...........................           9,387,763         1,043,109        (10,010,770)
      Net loss from operations of discontinued voice and data
        communications group..................................          (1,325,471)       (1,761,035)        (3,199,618)
      Estimated net loss on disposal of discontinued voice and data
        communications group..................................                  --                --         (5,037,647)
                                                                  ----------------  ----------------    ---------------
      Net income (loss).......................................    $     11,786,065  $     (1,921,819)   $   (33,944,313)
                                                                  ================  ================    ===============
Income (loss) per share from continuing operations (Note 3(n)):
   Basic   ...................................................    $           0.19  $         (0.05)    $         (0.70)
                                                                  ================  ================    ===============
   Diluted ...................................................    $           0.19  $         (0.05)    $         (0.70)
                                                                  ================  ================    ===============
Net income (loss) per share (Note 3(n)):
   Basic   ...................................................    $           0.61  $         (0.09)   $          (1.52)
                                                                  ================  ================    ===============
   Diluted ...................................................    $           0.59  $         (0.09)   $          (1.52)
                                                                  ================  ================    ===============
Weighted average shares outstanding (Note 3(n)):
   Basic   ...................................................          19,336,580        22,005,632         22,295,391
                                                                  ================  ================    ================
   Diluted ...................................................          19,908,206        22,005,632         22,295,391
                                                                  ================  ================    ================



                The accompanying notes to consolidated financial
                    statements are an integral part of these
                            consolidated statements.


                                                    KROLL INC.

                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                               For the Years Ended December 31, 1998, 1999 and 2000

                                                                                              Additional
                                                              Comprehensive       Common       Paid-in-        Retained
                                                     Shares    Income(Loss)        Stock        Capital         Deficit
                                                     ------    ------------        -----        -------         -------

BALANCE, December 31, 1997....................     15,679,545                $    156,795  $  65,837,989  $   (22,750,314)
Public and private offerings of common
   stock, net of issuance costs
   of approximately $1,431,000................      4,716,757                      47,168     68,289,755               --
Net issuances of stock under employee
   benefit plans, including related tax
   benefit (Note 14)..........................        428,625                       4,286      4,473,859               --
Issuance of stock in conjunction with
   the acquisition of businesses (Note 4).....        767,416                       7,674     17,602,830               --
Exercise of stock put option (Note 4).........         (7,471)                        (75)      (166,593)              --
Deferred compensation related to
     stock options............................             --                          --      1,192,096               --
Comprehensive income:
   Net income.................................             --  $ 11,786,065            --             --       11,786,065
                                                               ------------
   Other comprehensive income (loss), net of tax:
     Foreign currency translation adjustment,
       including $169,000 of tax provision....             --      (476,956)           --             --               --
     Reclassification adjustment for gain on
       securities included in net income,
       net of $7,000 tax benefit..............             --       (10,469)           --             --               --
                                                               -------------
     Other comprehensive loss.................             --      (487,425)           --             --               --
                                                               -------------
       Comprehensive income...................             --  $ 11,298,640            --             --               --
                                                -------------  ============= ------------  -------------  ---------------
BALANCE, December 31, 1998....................     21,584,872                     215,848    157,229,936      (10,964,249)
Net issuances of stock under employee
   benefit plans, including related tax
   benefit (Note 14)..........................        202,614                       2,026      3,293,084               --
Issuance of stock in conjunction with
   acquisition of businesses (Note 4).........        468,024                       4,681      8,007,248          246,494


                                                                    Accumulated
                                                                       Other
                                                       Deferred     Comprehensive
                                                     Compensation   Income (Loss)     Total
                                                     ------------   -------------     -----

BALANCE, December 31, 1997....................      $         --     $ (383,910)  $  42,860,560
Public and private offerings of common
   stock, net of issuance costs
   of approximately $1,431,000................                --           --       68,336,923
Net issuances of stock under employee
   benefit plans, including related tax
   benefit (Note 14)..........................                --           --        4,478,145
Issuance of stock in conjunction with
   the acquisition of businesses (Note 4).....                --           --        17,610,504
Exercise of stock put option (Note 4).........                --           --          (166,668)
Deferred compensation related to
     stock options............................        (1,113,936)          --           78,160
Comprehensive income:
   Net income.................................                --           --       11,786,065

   Other comprehensive income (loss), net of tax:
     Foreign currency translation adjustment,
       including $169,000 of tax provision....                --           --              --
     Reclassification adjustment for gain on
       securities included in net income,
       net of $7,000 tax benefit..............                --           --              --

     Other comprehensive loss.................                --     (487,425)       (487,425)

       Comprehensive income...................                --           --              --
                                                ----------------  -----------  --------------
BALANCE, December 31, 1998....................        (1,113,936)    (871,335)     144,496,264
Net issuances of stock under employee
   benefit plans, including related tax
   benefit (Note 14)..........................                --           --        3,295,110
Issuance of stock in conjunction with
   acquisition of businesses (Note 4).........                --           --        8,258,423


                                                                                              Additional
                                                              Comprehensive       Common       Paid-in-        Retained
                                                     Shares    Income(Loss)        Stock        Capital         Deficit
                                                     ------    ------------        -----        -------         -------

Deferred compensation related to restricted
   stock and stock options (Note 14)..........             --                          --      1,571,661               --
Comprehensive income (loss):
   Net loss...................................             --  $ (1,921,819)           --             --       (1,921,819)
                                                               -------------
   Other comprehensive income (loss), net of tax:
     Foreign currency translation adjustment,
       including $191,000 of tax provision....             --       684,357            --             --               --
                                                               ------------
     Other comprehensive income...............             --       684,357            --             --               --
                                                               ------------
       Comprehensive loss.....................             --  $ (1,237,462)           --             --               --
                                                -------------  ============= ------------  -------------  ---------------
BALANCE, December 31, 1999....................     22,255,510                     222,555    170,101,929      (12,639,574)
Net issuances of stock under employee
   benefit plans, including related
   tax benefit (Note 14)......................        115,197                       1,152         15,381               --
Issuance of restricted stock (Note 14)........         43,990                         440         43,128               --
Deferred compensation related to restricted
   stock and stock options (Note 14)..........             --                          --       (693,183)              --
Comprehensive income (loss):
   Net loss...................................             --  $(33,944,313)           --             --      (33,944,313)
                                                               -------------
   Other comprehensive income (loss),
     net of tax:
     Foreign currency translation adjustment,
       including $335,000 of tax provision....             --    (6,162,021)           --             --               --
                                                               -------------
     Other comprehensive loss.................             --    (6,162,021)           --             --               --
                                                               -------------
       Comprehensive loss.....................             --  $(40,106,334)           --             --               --
                                                -------------  ============= ------------  -------------  ---------------
BALANCE, December 31, 2000....................     22,414,697                $    224,147  $ 169,467,255  $   (46,583,887)
                                                =============                ============  =============  ================

                                                                     Accumulated
                                                                        Other
                                                         Deferred    Comprehensive
                                                       Compensation  Income (Loss)     Total
                                                       ------------  -------------     -----

Deferred compensation related to restricted
   stock and stock options (Note 14)..........            (515,957)          --       1,055,704
Comprehensive income (loss):
   Net loss...................................                  --           --      (1,921,819)

   Other comprehensive income (loss), net of tax:
     Foreign currency translation adjustment,
       including $191,000 of tax provision....                  --           --              --

     Other comprehensive income...............                  --      684,357         684,357

       Comprehensive loss.....................                  --           --              --
                                                    -------------- ------------  --------------
BALANCE, December 31, 1999....................          (1,629,893)    (186,978)    155,868,039
Net issuances of stock under employee
   benefit plans, including related
   tax benefit (Note 14)......................                  --           --          16,533
Issuance of restricted stock (Note 14)........                  --           --          43,568
Deferred compensation related to restricted
   stock and stock options (Note 14)..........           1,292,850           --         599,667
Comprehensive income (loss):
   Net loss...................................                  --           --     (33,944,313)

   Other comprehensive income (loss),
     net of tax:
     Foreign currency translation adjustment,
       including $335,000 of tax provision....                  --           --              --

     Other comprehensive loss.................                  --   (6,162,021)     (6,162,021)

       Comprehensive loss.....................                  --           --              --
                                                    -------------- ------------  --------------
BALANCE, December 31, 2000....................      $  (337,043)   $  (6,348,999) $  116,421,473
                                                    ============   ============= ==============

                     The accompanying notes to consolidated
                    financial statements are an integral part
                        of these consolidated statements.


                                                   KROLL INC.

                                CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 18)
                             For the Years Ended December 31, 1998, 1999 and 2000

                                                                                   1998               1999               2000
                                                                              --------------    --------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)......................................................  $    11,786,065   $   (1,921,819)   $    (33,944,313)
    Adjustments to reconcile net income (loss) to net cash provided by
       (used in) continuing operations--
       (Income) loss from discontinued operations..........................       (8,062,292)         717,926          18,248,035
      Depreciation and amortization........................................        6,446,305       10,139,841          12,629,950
      Bad debt expense.....................................................          905,152        2,166,116           4,548,967
      Gain from issuance of subsidiary stock...............................               --               --          (1,616,658)
      Gain on sale of marketable securities................................          (10,469)              --                  --
      Noncash compensation expense.........................................          226,074          856,280             508,531
    Change in assets and liabilities, net of effects of acquisitions and dispositions--
      Receivables--trade and unbilled......................................       (5,288,777)     (14,512,195)        (16,145,329)
      Prepaid expenses and other assets....................................         (618,977)      (4,159,105)         (1,095,394)
      Accounts payable and income taxes currently payable..................        1,125,706       (3,082,854)         10,759,711
      Amounts due to/from related parties..................................       (2,298,329)       1,026,370             (63,918)
      Deferred taxes.......................................................       (1,014,553)      (1,731,010)          1,432,709
      Accrued liabilities, long-term liabilities, customer deposits and
          deferred revenue.................................................       (4,951,336)       1,971,651          (6,808,029)
                                                                             ----------------  --------------    -----------------
            Net cash used in continuing operations.........................       (1,755,431)      (8,528,799)        (11,545,738)
                                                                             ----------------  ---------------   -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property, plant and equipment.............................       (3,494,775)     (12,904,210)         (7,627,321)
    Additions to databases.................................................       (4,186,924)      (3,855,750)         (4,397,602)
    Acquisitions, net of cash acquired (Note 4)............................      (15,395,996)     (12,014,287)           (470,000)
    Sales (purchases) of marketable securities, net........................      (13,262,353)      13,285,322                  --
                                                                             ----------------  --------------    ----------------
      Net cash used in investing activities of continuing operations.......      (36,340,048)     (15,488,925)        (12,494,923)
                                                                             ----------------  ---------------   -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings (repayments) under revolving lines of credit............               --       24,262,221          13,396,419
    Borrowings from debt...................................................         (172,634)              --                  --
    Payments of long-term debt.............................................      (13,662,425)        (849,605)         (1,590,243)
    Repayment of notes payable--shareholder................................         (176,057)              --                  --
    Net proceeds from issuance of common stock.............................       68,336,923               --                  --
    Purchase and retirement of stock.......................................         (166,668)              --                  --
    Other    ..............................................................           32,949         (512,580)           (316,366)
    Proceeds from exercise of stock options and warrants...................        4,478,145        3,295,110              60,101
                                                                             ---------------   --------------    ----------------
      Net cash provided by financing activities of continuing operations...       58,670,233       26,195,146          11,549,911
                                                                             ---------------   --------------    ----------------
NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS............................................................       20,574,754        2,177,422         (12,490,750)
Effects of foreign currency exchange rates on cash and cash equivalents....           18,930         (232,393)           (163,709)
Net cash (used in) received from discontinued operations...................      (18,498,874)      (3,568,461)          9,139,385
                                                                             ----------------  ---------------   ----------------
CASH AND CASH EQUIVALENTS, beginning of year...............................        9,321,153       11,415,963           9,792,531
                                                                             ---------------   --------------    ----------------
CASH AND CASH EQUIVALENTS, end of year.....................................  $    11,415,963   $    9,792,531    $      6,277,457
                                                                             ===============   ==============    ================



           The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                                   KROLL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              For the Years Ended December 31, 1998, 1999 and 2000


(1)              Nature of Operations and Basis of Presentation

          Kroll Inc., (formerly known as The Kroll-O'Gara Company) an Ohio corporation, together with its subsidiaries (collectively, Kroll), is a leading global provider of a broad range of specialized products and services that are designed to provide solutions to a variety of risk mitigation and security needs. Kroll's Investigations and Intelligence Group offers (1) Consulting Services such as business investigations and intelligence, as well as financial and technology services; (2) Security Services; and (3) Corporate Services, including pre-employment background checking, drug-testing and surveillance services. The Security Products and Services Group (SPSG) markets ballistic and blast protected vehicles and security services. The Information Security Group offers information and computer security services, including network and system security review and repair. See Note 6 for a discussion of the preferred stock sale completed during fiscal 2000 by the Information Security Group subsidiary. See Note 5 for a discussion of the discontinuance of SPSG and the Voice and Data Communications Group (VDCG).

          The consolidated financial statements include the historical consolidated financial statements of Kroll (and the businesses it has acquired, since their respective dates of acquisition, under the purchase method of accounting) and the financial position, results of operations and cash flows of entities which were merged with Kroll in connection with pooling of interests business combinations (see Note 4).

(2)              Corporate Initiatives

          Kroll has considered a variety of corporate initiatives within the periods presented in the accompanying consolidated financial statements. Mergers and acquisitions are discussed in Note 4.

          On November 15, 1999, Kroll announced that it had entered into a definitive agreement with Blackstone Capital Partners III Merchant Banking Fund
L. P. (Blackstone) pursuant to which shares held by all Kroll shareholders, other than certain members of management, would be acquired by Blackstone for $18.00 per share in cash. On April 12, 2000, Kroll announced that Blackstone had withdrawn its offer to acquire Kroll shares. Costs associated with the failed merger were approximately $1.6 million and $2.5 million for the years ended December 31, 1999 and 2000, respectively, and consisted primarily of fees for attorneys, accountants, investment bankers, travel and other related charges.

          On April 18, 2000, Kroll announced it would explore structuring a transaction that would result in the separation of its two principal operating segments, SPSG and the Investigations and Intelligence Group, and it would seek an equity investment for its Information Security Group. In September 2000, the Board of Directors (Board) approved an agreement and plan of reorganization and dissolution of Kroll, that would have resulted in the spinoff of net assets into two new public companies. Had the spinoff been completed, Kroll shareholders, other than members of management of the separated companies, would have owned shares in both companies. On April 20, 2001, the Board decided not to pursue this separation alternative. Costs associated with this proposed separation were approximately $4.2 million for the year ended December 31, 2000 and consisted primarily of fees for attorneys, accountants, investment bankers and other related charges. Kroll does not anticipate any additional expenses related to this now terminated separation alternative.

          On April 20, 2001, in lieu of the proposed separation, the Board approved a definitive agreement, subject to a limited number of closing conditions, to sell most of the active companies that comprise SPSG to Armor Holdings, Inc. (Armor). On August 22, 2001, Kroll completed the sale of SPSG to Armor for up to $55.7 million, consisting of $37.2 million in cash, $15.0 million in Armor common stock, and $1.5 million placed in escrow, pending agreement on the closing date balance sheet audit. The purchase and sale agreement also provides for a potential deferred payment of up to $2.0 million by Armor to Kroll based on the achievement of a gross profit target by SPSG for the year ending December 31, 2001 (see Note 5(a)).

          On March 30, 2001, Kroll entered into amended and restated agreements for its revolving credit facility, letters of credit facility and its senior notes, which agreements were further amended in April 2001 (see Notes 10 and 11). The agreements were amended again on October 22, 2001 which extended the date of repayment of all outstanding debt to November 16, 2001 (see Note 20).

(3)              Summary of Significant Accounting Policies

           (a) Consolidation--The consolidated financial statements include the accounts of all majority-owned subsidiaries. All material intercompany accounts and transactions are eliminated. Investments in 20% to 50% owned entities are accounted for on the equity method and investments in less than 20% owned entities are accounted for on the cost method. Affiliated entities are not included in the accompanying consolidated financial statements, and include entities that are directly or indirectly owned by current shareholders or former shareholders.

          Kroll has adopted income statement recognition as its accounting policy for recognizing any gains and losses on issuances of stock by its subsidiaries.

           (b)  Revenue Recognition--

              (i) Continuing Operations-Revenue from intelligence and investigation services is recognized as the services are performed pursuant to the applicable contractual arrangements. Revenue related to time and materials arrangements is recognized in the period in which the services are performed. Revenue from standard hourly rate engagements is recognized as hours are incurred and revenue from standard daily rate arrangements is recognized at amounts represented by the agreed-upon billing amounts as incurred. Revenues related to fixed price arrangements are recognized based upon costs incurred as a percentage of the estimated total direct costs of the respective arrangements. The impact of any revisions in estimated total revenues and direct contract costs is recognized in the period in which they become known. Kroll records either billed or unbilled accounts receivable based on case-by-case invoicing determinations.

              Revenue from information security services, which consist of consulting fees on information security projects, is recognized ratably over the period of the agreement as services are performed or according to the completed contract method of accounting for contract revenues, depending on the nature of the agreement.

              (ii) Discontinued SPSG Operations-Revenue related to certain contracts for security products (both government and commercial) that results principally from long-term fixed price contracts is recognized on the percentage-of-completion method calculated utilizing the cost-to-cost approach. The percent deemed to be complete is calculated by comparing the costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. However, adjustments to this measurement are made when management believes that costs incurred materially exceed effort expended. Contract costs include all direct material and labor costs, along with certain direct overhead costs related to contract production. Changes in estimated total contract costs will result in revisions to the percentage of contract revenue recognized. These revisions are recognized when determined.

              Revenue related to other contracts for security products (both government and commercial) that results principally from short-term fixed price contracts is recognized on the completed contract method. Provisions for estimated total contract losses on any uncompleted contracts are recorded in the period in which it becomes known that such losses will occur.

          (c) Cash and Cash Equivalents--Cash equivalents consist of all highly liquid debt instruments with an initial maturity of three months or less at the date of purchase. Kroll invests excess cash in overnight repurchase agreements, which are government collateralized securities. The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity.

          (d) Concentrations of Credit Risk--Financial instruments that subject Kroll to credit risk consist principally of trade receivables. Concentrations of credit risk with respect to accounts receivable are limited by the number of clients that comprise Kroll's client base, along with the different industries and geographic regions in which Kroll's clients operate. Kroll does not generally require collateral or other security to support client receivables, although Kroll does require retainers, up-front deposits or irrevocable letters-of-credit in many situations. Kroll has established an allowance for doubtful accounts based upon facts surrounding the credit risk of specific clients and past history. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

         (e) Property, Plant and Equipment--Property, plant and equipment are stated at cost. Depreciation is computed on both straight-line and accelerated methods over the estimated useful lives of the related assets as follows:

                  Buildings and improvements....        5-40 years
                  Furniture and fixtures........        3-10 years
                  Machinery and equipment.......        3-12 years
                  Leasehold improvements........     Life of lease

           (f) Databases--Databases are capitalized costs incurred to obtain information from third party providers. Kroll relies on this information to create and maintain its proprietary and non-proprietary databases. Because of the continuing accessibility of the information and its usefulness to future investigative procedures, the cost of acquiring the information is capitalized and amortized over a five year period. Amortization of databases for the years ended December 31, 1998, 1999 and 2000 was $3,283,232, $3,520,624 and
$3,572,148, respectively, all of which was incurred in the continuing operations.

           (g) Impairment of Long-Lived Assets--Pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", long-lived assets, certain identifiable intangibles and goodwill related to those assets must be reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified. In accordance with this standard, Kroll periodically reviews the carrying value of these assets by subsidiary acquired giving rise to the goodwill and other intangible assets for impairment. Impairments are recognized when the expected undiscounted future cash flows, including eventual disposition, are less than the carrying amount of the asset. Based on its most recent analysis, Kroll believes no impairments exist at December 31, 2000, except for impairments recognized in connection with the discontinued operation of VDCG discussed in Note 5. Kroll's analysis includes the fact that historical cumulative adjusted cash flows from operations (which is computed by adding back one-time non-recurring expenses) for 1998 through 2000 has been positive. Cumulative adjusted cash flows from operations for the three years in the period ended December 31, 2000 was $0.6 million. One-time non-recurring expenses for the years ended December 31, 1998, 1999 and 2000 were $5.7 million, $9.7 million and $7.0 million, respectively. These one-time non-recurring expenses related to restructuring charges, merger related costs, failed separation costs and failed merger related costs. It is possible, due to a change in circumstances, that carrying values could become impaired in the future. Such impairments could have a material effect on the results of operations in a particular reporting period.

          (h) Costs in Excess of Assets Acquired--Costs in excess of assets acquired represents the excess of the purchase cost over the fair value of net assets acquired in purchase business combinations. Costs in excess of assets acquired, net of accumulated amortization, as of December 31, 1999 and 2000 were approximately $54,252,000 and $53,647,000, respectively, for continuing operations and approximately $15,218,000 and $13,070,000, respectively, for discontinued SPSG operations. Amortization is recorded on a straight-line basis over periods ranging from 12 to 40 years. Amortization of costs in excess of assets acquired for the years ended December 31, 1998, 1999 and 2000 was approximately $830,000, $2,524,000 and $2,594,000, respectively, for continuing operations and approximately $642,000, $973,000 and $673,000, respectively, for discontinued SPSG operations.

           (i) Other Intangible Assets--Other intangible assets, comprised mainly of customer lists and non-compete agreements, are amortized on a straight-line basis. Customer lists are amortized over a fifteen year period and the non-compete agreements are amortized over the lives of the respective agreements, which range from six months to five years. Other intangible assets, net of accumulated amortization, as of December 31, 1999 and 2000 were approximately $7,731,000 and $7,386,000, respectively, for continuing operations and approximately $1,707,000 and $1,426,000, respectively, for discontinued SPSG operations. Amortization of other intangible assets for the years ended December 31, 1998, 1999 and 2000 was approximately $476,000, $328,000 and $533,000, respectively, for continuing operations and approximately $469,000, $489,000 and $404,000, respectively, for discontinued SPSG operations.

           (j) Foreign Currency Translation--Assets and liabilities of foreign operations are translated using year-end exchange rates and revenues and expenses are translated using exchange rates prevailing during the year, with gains or losses resulting from translation included in a separate component of shareholders' equity.

          Gains or losses resulting from foreign currency transactions are translated to local currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable or payable in foreign currencies, other than the subsidiary's local currency, are translated at the rates of exchange prevailing at the balance sheet date. The effect of transactional gains or losses is included in other income (expense) in the accompanying consolidated statements of operations.

           (k) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           (l) Research and Development--Research and development costs are expensed as incurred. Kroll incurred approximately $537,000, $297,000 and $630,000 for the years ended December 31, 1998, 1999 and 2000, respectively, for research and development, all of which were incurred in the discontinued SPSG operation.

           (m) Advertising--Kroll expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 1998, 1999 and 2000 was approximately $465,000, $651,000 and $1,199,000, respectively, for continuing operations and approximately $1,340,000, $1,510,000 and $1,554,000, respectively, for discontinued SPSG operations.

           (n) Earnings Per Share--Pursuant to the provisions of SFAS No. 128 "Earnings Per Share" basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Dilutive common stock equivalents represent shares issuable upon assumed exercise of stock options and warrants and assumed issuance of restricted stock.

          The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the years ended December 31, 1998, 1999 and 2000:

                                                                                  Year Ended December 31, 1998
                                                                          ---------------------------------------------
                                                                            Income            Shares          Per Share
                                                                          (Numerator)      (Denominator)       Amount
                                                                          -----------      -------------     ----------


Basic earnings (loss) per share:
   Continuing operations...........................................    $      3,723,773                      $      0.19
   Discontinued operations - SPSG..................................           9,387,763                             0.49
   Discontinued operations - VDCG..................................         (1,325,471)                            (0.07)
                                                                       ----------------                      ------------
Total ............................................................     $    11,786,065        19,336,580     $      0.61
                                                                       ===============                       ============
Effect of dilutive securities:
   Options.........................................................                  --          568,849
   Warrants........................................................                  --            2,777
Diluted earnings (loss) per share:
   Continuing operations...........................................    $      3,723,773                      $      0.19
   Discontinued operations - SPSG..................................           9,387,763                             0.47
   Discontinued operations - VDCG..................................         (1,325,471)                            (0.07)
                                                                       ----------------                      ------------
Total ............................................................     $    11,786,065         19,908,206    $      0.59
                                                                       ===============       ============    ============

                                                                                 Year Ended December 31, 1999
                                                                         ----------------------------------------------
                                                                          Net Loss            Shares          Per Share
                                                                          (Numerator)      (Denominator)       Amount
                                                                          -----------      -------------     ----------

Basic and diluted earnings (loss) per share:
   Continuing operations...........................................    $    (1,203,893)                      $    (0.05)
   Discontinued operations - SPSG..................................           1,043,109                            0.05
   Discontinued operations - VDCG..................................         (1,761,035)                           (0.08)
                                                                       ----------------                      -----------
Total ............................................................     $    (1,921,819)       22,005,632     $    (0.09)
                                                                       ================                      ===========

Effect of dilutive securities:
   Options.........................................................                              546,614
   Restricted stock................................................                               42,974
   Warrants........................................................                                1,188
                                                                                         ---------------
Diluted shares.....................................................                           22,596,408
                                                                                         ===============


                                                                                 Year Ended December 31, 2000
                                                                         ----------------------------------------------
                                                                          Net Loss            Shares          Per Share
                                                                          (Numerator)      (Denominator)       Amount
                                                                          -----------      -------------     ----------

Basic and diluted loss per share:
   Continuing operations...........................................   $    (15,696,278)                      $    (0.70)
   Discontinued operations - SPSG..................................        (10,010,770)                           (0.45)
   Discontinued operations - VDCG..................................         (3,199,618)                           (0.14)
   Disposal of discontinued VDCG...................................         (5,037,647)                           (0.23)
                                                                      -----------------                      -----------
Total ............................................................     $   (33,944,313)        22,295,391    $    (1.52)
                                                                       ================                      ===========

Effect of dilutive securities:
   Options.........................................................                              287,355
   Restricted stock................................................                               15,095
   Warrants........................................................                                  291
                                                                                         ---------------
Diluted shares.....................................................                           22,598,132
                                                                                         ===============

          As a result of the net loss recorded in 1999 and 2000, basic and diluted loss per share are identical as all options and warrants are anti-dilutive.

          During 1998, 11,666 warrants to purchase an equivalent amount of shares of common stock of Kroll at $25.69 per warrant were outstanding but were not included in the computation of diluted earnings per share because the warrants' exercise price was greater than the average market price of the common shares.

          During 1999, 8,719 warrants and 597,155 options to purchase an equivalent amount of shares of common stock of Kroll at $25.69 per warrant and from $26.94 to $34.88 per option were outstanding but were not included in the shares in the above tables because the warrants' and options' exercise price were greater than the average market price of the common shares.

          During 2000, 9,661 warrants and 1,304,866 options to purchase an equivalent amount of shares of common stock of Kroll at $13.01 to $25.69 per warrant and from $9.00 to $28.54 per option were outstanding but were not included in the shares in the above tables because the warrants' and options' exercise price were greater than the average market price of the common shares.

           (o) New Accounting Pronouncements--In 1998, Kroll adopted SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), which established standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Kroll has chosen to disclose comprehensive income, which encompasses net income, foreign currency translation adjustments and unrealized holding gains of marketable securities, in the consolidated statements of shareholders' equity. The accumulated other comprehensive income (loss) balance of ($0.5) million and ($2.3) million for continuing operations and $0.3 million and ($4.0) million for discontinued SPSG operations at December 31, 1999 and 2000, respectively, consisted entirely of foreign currency translation adjustments.

          In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. Kroll has several net investment hedge contracts in place. These instruments have historically qualified for hedge accounting throughout the periods presented in the accompanying consolidated financial statements. Kroll has adopted the provisions of SFAS 133 beginning on January 1, 2001. Kroll has designated these contracts as net investment hedges under SFAS 133 and, as such, the accounting under this new statement will approximate its previous accounting. Based on current hedge instruments and designations, Kroll will account for changes in the fair value of its net investment hedge contracts (that is, based on the forward exchange rate) with the related changes in fair value reported in other comprehensive income (loss). Kroll does not expect that it will realize any material charges to earnings pursuant to SFAS 133. See Note 16 for further discussion. However, in the event of a future change in facts or in the underlying net investment hedge relationships, Kroll could experience future volatility in earnings. A sale of net assets, portions of the business or a segment that does not include the corresponding hedge instrument, could also result in future volatility in earnings.

          In June 2001, the FASB issued SFAS No. 141, "Business Combinations" (SFAS No. 141), which addresses financial accounting and reporting for business combinations. SFAS No. 141 requires all business combinations in the scope of the statement to be accounted for using one method, the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Due to the recent issuance of the standard, Kroll is still assessing the potential impact to its consolidated financial statements.

          In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which established accounting and reporting standards for goodwill and other intangible assets that are acquired individually or with a group of other assets. The provisions of this statement are effective for fiscal years beginning after December 15, 2001. Due to the recent issuance of the standard, Kroll is still assessing the potential impact to its consolidated financial statements.

          In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143), which establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Due to the recent issuance of the standard, Kroll is still assessing the potential impact to its consolidated financial statements.

          In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44 (Interpretation No. 44), "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion 25." Interpretation No. 44 became effective July 1, 2000. Interpretation No. 44 clarifies the application of APB Opinion 25 for certain matters, specifically
(a) the definition of an employee for purposes of applying APB Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan,
(c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. See Note 6 for a discussion of the impact of Interpretation No. 44 related to certain stock option awards held by the employees of a former subsidiary.

          The Emerging Issues Task Force (EITF) Issue No. 00-20, "Accounting for Costs Incurred to Acquire or Originate Information for Database Content and Other Collections of Information," states that the EITF is considering different views for the accounting for database costs. One of the views would require Kroll to expense some or all of the database costs that Kroll currently capitalizes and amortizes, which is currently an acceptable alternative. Adoption of a different method of accounting for database costs could have a material impact on Kroll's financial position and results of operations. To date, the EITF has not made any official determinations on this issue.

           (p) Stock-Based Compensation--Kroll has elected to account for the cost of its employee stock options and other forms of employee stock-based compensation plans utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB Opinion 25) as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). APB Opinion 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. SFAS 123 allows an entity to continue to measure compensation cost using the principles of APB Opinion 25 if certain pro forma disclosures are made. The pro forma disclosures required by SFAS 123 are presented in Note 14(d).

           (q) Change in Accounting Principle--In April 1998, the American Institute of Certified Public Accountants released Statement of Position (SOP) 98-5 "Reporting on the Cost of Start-Up Activities." The SOP requires costs of start-up activities, including preoperating costs, organization costs and other start-up costs, to be expensed as incurred. The former practice of Kroll's discontinued SPSG operation was to capitalize certain of these expenses and amortize them over periods ranging from one to five years. Kroll's discontinued SPSG operation adopted the provisions of this statement in the first quarter of fiscal 1999 and recorded a cumulative effect of a change in accounting principle of $0.8 million, net of a tax benefit of $0.4 million.

           (r) Derivative Financial Instruments--Financial instruments in the form of foreign currency exchange contracts are utilized by Kroll to hedge its exposure to movements in foreign currency exchange rates. Kroll does not hold or issue derivative financial instruments for trading purposes. Gains and losses on foreign exchange contracts are deferred and amortized as an adjustment to the cumulative foreign currency translation adjustment component of equity over the terms of the agreements in accordance with hedge accounting standards. The carrying value of foreign currency exchange contracts is not equal to the fair value. See Note 16 for further discussion.

(4)              Mergers and Acquisitions

          Kroll has completed numerous business combinations in the periods presented. The transactions were accounted for as both purchase business combinations and pooling of interests business combinations as follows:

           (a) Pooling of Interests Transactions--In December 1998, a wholly owned subsidiary of Kroll was merged with and into Laboratory Specialists of America, Inc. (LSAI). Effective upon the consummation of the merger, each then issued and outstanding share of LSAI common stock was converted into .2102 shares of common stock of Kroll or 1,209,053 shares of Kroll's common stock in total. Outstanding stock options and stock warrants of LSAI were converted at the same exchange factor into options to purchase 39,094 and 24,386 shares, respectively, of Kroll's common stock (see Note 14). The financial position and results of operations of LSAI are reported as part of Kroll's Investigations and Intelligence Group.

          In December 1998, a wholly owned subsidiary of Kroll was merged with and into Schiff & Associates, Inc. (Schiff). Effective upon the consummation of the merger, each then issued and outstanding share of Schiff common stock was converted into approximately 131.41 shares of common stock of Kroll or 169,521 shares of Kroll's common stock in total. The financial position and results of operations of Schiff are reported as part of Kroll's Investigations and Intelligence Group.

          In December 1998, a wholly owned subsidiary of Kroll was merged with and into Securify Inc. (Securify). Effective upon the consummation of the merger, all of the outstanding stock of Securify was converted to shares of Kroll's common stock at a rate of .110793 for Series A Preferred, .118273 for Series B Preferred and .0955252 for Securify common stock. In total, Kroll issued 1,430,936 shares of common stock. In addition, outstanding employee stock options of Securify were converted at the same exchange factor as Securify common stock into options to purchase 179,877 shares of Kroll's common stock. Effective with the consummation of the merger, Kroll created the Information Security Group and Securify's results of operations and financial position are reported in this group.

          The mergers with LSAI, Schiff and Securify constituted tax-free reorganizations and have been accounted for as pooling of interests transactions. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of LSAI, Schiff and Securify as though they had always been a part of Kroll.

          There were no transactions between Kroll and LSAI, Schiff and Securify prior to the combinations and immaterial adjustments were recorded to conform LSAI's, Schiff's and Securify's accounting policies. Certain reclassifications were made to Kroll's, LSAI's, Schiff's and Securify's financial statements to conform presentation. The results of operations for the separate companies and the combined amounts included in the consolidated financial statements follow:


                                                Kroll            LSAI            Schiff       Securify          Combined
                                                -----            ----            ------       --------          --------
   (unaudited)
Nine months ended
   September 30, 1998
   Revenue.............................   $    65,633,276   $   12,039,154  $   3,531,062   $   48,000   $    81,251,492
   Net income from discontinued:
      SPSG operation...................         7,022,771               --             --           --         7,022,771
      VDCG operation...................           287,000               --             --           --           287,000
   Net income (loss)...................        11,559,576        1,440,725        582,254     (944,196)       12,638,359

          In 1998, Kroll recorded, in the fourth quarter, a charge to operating expenses of approximately $5.7 million ($4.1 million after taxes, or $0.21 per diluted share) for direct and other merger and integration related costs. Merger transaction costs include $0.8 million for stay bonuses and $4.5 million which consisted primarily of fees for investment bankers, attorneys, accountants, financial printing, travel and other related charges. Integration costs relate primarily to the merger with Kroll Holdings, Inc. (Kroll Holdings) consummated in December 1997 and were approximately $0.4 million.

          In March 1999, a wholly owned subsidiary of Kroll acquired each then issued and outstanding share of common stock of Financial Research, Inc. (FRI). Effective upon the consummation of the transaction a total of 101,555 shares of Kroll's common stock were issued. The transaction constituted a tax-free reorganization and has been accounted for as a pooling of interests. The prior period consolidated financial statements would not be materially different from the reported results and accordingly have not been restated.

          In June 1999, a wholly owned subsidiary of Kroll was merged with and into Background America, Inc. (BAI). Effective upon the consummation of the merger, each then issued and outstanding share of BAI common and preferred stock was converted into .2689628 shares of common stock of Kroll or 899,243 shares of Kroll's common stock in total. Outstanding stock options and stock warrants of BAI were converted at the same exchange factor into options to purchase 86,844 and 2,018 shares, respectively, of Kroll's common stock (see Note 14). The financial position and results of operations of BAI are reported as part of Kroll's Investigations and Intelligence Group.

          The merger with BAI constituted a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of BAI as though it had always been a part of Kroll.

          There were no transactions between Kroll and BAI prior to the combination. Immaterial adjustments were recorded to conform the accounting practices of Kroll and BAI and certain reclassifications were made to the BAI financial statements to conform to Kroll's presentation.

          The combined companies recorded an income tax benefit of $113,533 in 1998 to reflect a reduction in a valuation allowance applicable to certain domestic net operating loss carryforwards. The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements follow:


                                                                 Kroll             BAI       Adjustments        Combined
                                                                 -----             ---       -----------        --------
     (unaudited)
Three months ended March 31, 1999
   Revenue.......................................      $     38,196,075   $    2,492,544   $       --   $     40,688,619
   Net income (loss) from discontinued:
      SPSG operation.............................               775,310               --           --            775,310
      VDCG operation.............................              (170,130)              --           --           (170,130)
   Net income....................................             2,418,425          109,930           --          2,528,355

Year ended December 31, 1998
   Revenue.......................................      $    115,617,744   $    7,350,666   $       --   $    122,968,410
   Net income (loss) from discontinued:
      SPSG operation.............................             9,387,763               --           --          9,387,763
      VDCG operation.............................            (1,325,471)              --           --         (1,325,471)
   Net income (loss).............................            13,088,906       (1,416,374)     113,533         11,786,065

          In 1999, Kroll recorded a charge to operating expenses of approximately $4.1 million ($3.2 million after taxes, or $0.14 per diluted share) for direct and other merger and integration related costs. Merger transaction costs include $0.3 million for stay bonuses, $0.4 million for stock-based compensation costs triggered by the change in control of BAI and $2.4 million which consisted primarily of fees for investment bankers, attorneys, accountants, financial printing, travel and other related charges. Integration costs relate primarily to the mergers and acquisitions completed in the fourth quarter of 1998 and were approximately $1.0 million.

          In 2000, Kroll recorded a charge to operating expenses of approximately $0.4 million ($0.02 per diluted share) for merger integration related costs. These costs relate primarily to mergers and acquisitions completed in 1999.

           (b) Purchase Transactions--In addition to the mergers with LSAI, Schiff and Securify, Kroll completed nine other acquisitions in 1998, all of which were accounted for as purchase business combinations. Eight of the 1998 purchase acquisitions have been included in Kroll's Investigations and Intelligence Group and the ninth has been included in the discontinued SPSG. The aggregate purchase price of these nine acquisitions amounted to approximately $37.1 million and consisted of $19.5 million in cash and 767,416 shares of common stock (valued at approximately $17.6 million or an average of $22.93 per share). The $37.1 million aggregate purchase price for the 1998 acquisitions excludes a potential earnout of $3.25 million applicable to one of the acquired companies, which is payable over three years and is contingent upon the achievement of specified operating income targets. Approximately $1.9 million was earned through December 31, 2000 and approximately $0.8 million remains accrued at December 31, 2000 pursuant to this earnout agreement. In conjunction with one of the 1998 purchase acquisitions, the shareholders of the acquired entity had the option to put the shares of common stock received for cash of $22.31 per share for a certain defined period. The put option relating to 7,471 shares issued in connection with this acquisition was exercised for $166,668 in cash with the remaining put options expiring unexercised. In addition, in connection with several of these acquisitions, Kroll entered into various employment and non-compete agreements with officers and key employees of the acquired companies with varying terms and conditions. The results of operations of the acquired businesses are included in the consolidated financial statements from the respective effective dates of acquisition. The resulting goodwill from these transactions is being amortized over periods ranging from 12 to 25 years.

          Kroll made one significant acquisition in 1998 which is included above. In September 1998, Kizorek, Inc., now renamed InPhoto Surveillance, Inc. (InPhoto), a company located in Illinois specializing in video surveillance services, was acquired for approximately $9.1 million, consisting of $0.9 million in cash and 352,381 shares of Kroll's common stock valued at approximately $8.2 million or $23.35 per share. For accounting purposes, the acquisition was effective on July 1, 1998 and the results of operations of InPhoto are included in the consolidated results of operations of Kroll from that date forward.

          In addition to the mergers during 1999 with BAI and FRI, Kroll completed an additional acquisition in 1999 which was accounted for as a purchase business combination. In June 1999, Kroll completed the acquisition of substantially all of the assets and liabilities of The Buchler Phillips Group
(BP). BP provides financial recovery, restructuring, insolvency and turnaround services throughout the United Kingdom and Europe and has been included in the Investigations and Intelligence Group. The purchase price amounted to approximately $20.0 million and consisted of approximately $12.0 million in cash and 366,469 shares of Kroll's common stock (valued at approximately $8.0 million or an average of $21.86 per share). For accounting purposes, the acquisition was effective on April 1, 1999 and the results of operations of BP are included in the consolidated results of operations of Kroll from that date forward. The resulting goodwill from this acquisition is being amortized over 25 years.

          During 2000, Kroll completed two acquisitions which were accounted for as purchase business combinations. Both of these acquisitions have been included in Kroll's Investigations and Intelligence Group. The aggregate purchase price of these acquisitions amounted to approximately $1.3 million and consisted of $0.7 million in cash and notes payable of $0.6 million to the former owners of the businesses. The results of operations of the acquired businesses are included in the consolidated financial statements from the respective effective dates of acquisition. The resulting goodwill from these transactions is being amortized over 25 years.

          In connection with the 1998, 1999 and 2000 purchase acquisitions, assets were acquired and liabilities were assumed as follows (dollars in thousands):


                                                              Other 1998      Other 1998
                                                             Acquisitions    Acquisitions       1999               2000
                                                                 for             for         Acquisitions       Acquisitions
                                                              Continuing     Discontinued    for Continuing    for Continuing
                                               InPhoto        Operations      Operations       Operations        Operations
                                               --------       ----------      ----------    ---------------    ---------------
FAIR VALUE OF ASSETS
   ACQUIRED INCLUDING:
   Cash....................................    $       192     $       701   $         --   $           4  $         262
   Accounts receivable.....................          1,743           5,300             --           1,174            326
   Unbilled revenue........................            269           1,561             --           5,441             26
   Other current assets....................            450             476             75             852              -
   Property, plant and equipment...........            955             932            311           1,233             28
   Other non-current assets................             --             271             --             319             --
   Costs in excess of assets acquired and
      other intangible assets..............          9,790          24,957          3,917          20,835          1,076
                                               -----------     -----------   ------------   -------------  -------------
                                                    13,399          34,198          4,303          29,858          1,718

   Less: Cash paid for net assets..........           (854)        (15,489)        (3,200)        (12,018)          (732)
   Fair value of debt issued...............             --              --             --              --           (625)
   Fair value of stock issued..............         (8,228)         (8,491)          (890)         (8,012)            --
                                               -----------     -----------   -------------  -------------  -------------
                                               $     4,317     $    10,218   $        213   $       9,828  $         361
                                               ===========     ===========   ============   =============  =============

LIABILITIES ASSUMED INCLUDING:
   Liabilities assumed and acquisition costs   $     4,117     $     9,484   $         99   $       7,508  $         361
   Debt....................................            200             734            114           2,320             --
                                               -----------     -----------   ------------   -------------  -------------
                                               $     4,317     $    10,218   $        213   $       9,828  $         361
                                               ===========     ===========   ============   =============  =============

(5)               Discontinued Operations

           (a) Security Products and Services Group--On April 20, 2001, the Board approved a definitive agreement to sell the common stock of most of the active companies that comprise SPSG to Armor. The results of operations have been classified as discontinued and all prior periods have been restated accordingly. The results of the discontinued SPSG reflect an allocation of Kroll's administrative costs attributable to SPSG and, to the extent that such identification was not practicable, on the basis of SPSG's sales as a percentage of Kroll's sales. The results of the discontinued SPSG also reflect an allocation of corporate interest expense based on Kroll's weighted average interest rate applied to intercompany advances. The sale did not include the subsidiaries that provide kidnap and ransom and risk information services which Kroll continues to operate. Also excluded from the sale was the Russian business although it was included in SPSG discontinued operations, as further described below.

          On August 22, 2001, Kroll completed the sale of SPSG to Armor for up to $55.7 million, consisting of $37.2 million in cash, $15.0 million in common stock, and an additional $1.5 million placed in escrow, pending agreement on the closing date balance sheet audit. The purchase and sale agreement also provides for a potential deferred payment of up to $2.0 million by Armor to Kroll based on the achievement of a gross profit target by SPSG for the year ending December 31, 2001.

          The purchase price is subject to a dollar for dollar reduction to the extent that tangible net assets are less than $35.0 million as of the closing date, as reflected in an agreed upon closing date balance sheet. The closing date balance sheet has not been finalized and various adjustments are still subject to review between Kroll and Armor. The $1.5 million in escrow has not currently been included in determining the estimated loss on the sale of SPSG. Similarly, Kroll has not included any impact of the potential $2.0 million deferred payment in determining the estimated loss on the sale of SPSG.

          Subsequent to December 31, 2000, Kroll expects to record a loss of approximately $4.5 million on the sale of the discontinued SPSG. Additionally, as a result of the sale and disposition of assets, a gain of $4.1 million will be recorded in equity for the gain in accumulated other comprehensive loss, net of tax. As a result of this gain, the net impact to equity for the disposal of SPSG is expected to be a $0.4 million reduction.

          Although Kroll's Russian business was not sold to Armor, the Russian business was part of the plan to discontinue SPSG and, therefore, has been included in discontinued operations of SPSG. The net current assets of this subsidiary as of December 31, 2000 were nominal. Kroll anticipates selling this business by May 22, 2002, and does not anticipate any material gain or loss on this future sale. If Kroll does not sell the business of this subsidiary, or otherwise terminate this business, by May 22, 2002, Kroll has a $0.1 million liability payable to Armor for each 90-day period of non-compliance subsequent to May 22, 2002.

         Net sales, results of operations and net assets from SPSG are as follows (in thousands):

                                                                                       Year Ended December 31,
                                                                              -----------------------------------------
                                                                                  1998          1999            2000
                                                                              ------------   -----------   ------------

          NET SALES.......................................................    $   137,736   $    117,324   $    104,992
          COST OF SALES...................................................         99,075         84,026         86,127
                                                                              -----------   ------------   ------------
                 Gross profit.............................................         38,661         33,298         18,865
          OPERATING EXPENSES:.............................................
              Selling and marketing.......................................          9,423          9,135          6,782
              General and administrative..................................         11,386         16,348         16,915
              Restructuring charge........................................             --            292            686
                                                                              -----------   ------------   ------------
                 Operating expenses.......................................         20,809         25,775         24,383
                                                                              -----------   ------------   ------------
                 Operating income (loss)..................................         17,852          7,523         (5,518)
         OTHER INCOME (EXPENSE):..........................................
              Interest expense............................................         (2,410)        (1,995)        (2,365)
              Interest income.............................................            472             71             99
              Litigation settlement.......................................             --             --         (1,255)
              Other, net..................................................           (547)          (244)          (697)
                                                                              -----------   ------------   ------------
                 Other expense............................................         (2,485)        (2,168)        (4,218)
                                                                              -----------   ------------   ------------
                 Income (loss) before provision for income taxes and
                   cumulative effect of change in accounting principle....         15,366          5,355         (9,736)
              Provision for income taxes..................................         (5,978)        (3,534)          (275)
                                                                              -----------   ------------   ------------
                 Income (loss) before cumulative effect of change in
                   accounting principle...................................          9,388          1,821        (10,011)
              Cumulative effect of change in accounting principle, net
                of applicable tax benefit of $408 in 1999 (Note 3(q)).....             --           (778)            --
                                                                              -----------   -------------  ------------
                 Net income (loss)........................................    $     9,388   $      1,043   $    (10,011)
                                                                              ===========   ============   ============



                                                                                                  As of December 31,
                                                                                           ----------------------------
                                                                                               1999            2000
                                                                                           -----------     -----------

       CURRENT ASSETS:
         Cash and cash equivalents........................................                  $      3,238   $      2,161
         Trade accounts receivable, net of allowance for doubtful
           accounts of approximately $959 and $1,220 in 1999
           and 2000, respectively.........................................                        23,071         22,701
         Related party receivables........................................                           335            411
         Costs and estimated earnings in excess of billings on uncompleted
           contracts......................................................                        24,160          8,634
         Inventories......................................................                        21,194         18,641
         Prepaid expenses and other.......................................                         4,246          3,712
         Deferred tax assets..............................................                           455          1,001
                                                                                            ------------   ------------
                  Total current assets....................................                        76,699         57,261
                                                                                            ------------   ------------
       PROPERTY, PLANT and EQUIPMENT, at cost.............................
         Land     ........................................................                         1,970          2,350
         Buildings and improvements.......................................                         6,631          6,410
         Leasehold improvements...........................................                         1,109            735
         Furniture and fixtures...........................................                         4,989          5,520
         Machinery and equipment..........................................                        11,431         13,097
                                                                                            ------------   ------------
                                                                                                  26,130         28,112
       Less-accumulated depreciation......................................                        (9,155)       (11,034)
                                                                                            ------------   ------------
                                                                                                  16,975         17,078
       COSTS IN EXCESS OF ASSETS ACQUIRED AND OTHER
         INTANGIBLE ASSETS, net of accumulated amortization of
         of approximately $3,182 and $3,836 in 1999 and 2000, respectively                        16,924         14,453
       OTHER ASSETS.......................................................                           754            653
                                                                                            ------------   ------------
                                                                                                  17,678         15,105
       CURRENT LIABILITIES:
         Current portion of debt due to third-parties.....................                        (1,861)        (1,778)
         Trade accounts payable...........................................                       (21,889)       (18,041)
         Billings in excess of costs and estimated earnings on
           uncompleted contracts..........................................                          (361)            --
         Accrued liabilities..............................................                        (6,666)        (8,304)
         Customer deposits and deferred revenue...........................                        (1,381)        (5,499)
         Other current liabilities........................................                          (385)          (333)
                                                                                            -------------  -------------
                  Total current liabilities...............................                       (32,543)       (33,955)
                                                                                            -------------  -------------
       OTHER LONG-TERM LIABILITIES........................................                          (522)          (174)
       DEFERRED INCOME TAXES..............................................                           (26)          (211)
       LONG-TERM DEBT DUE TO THIRD PARTIES, net of
           current portion................................................                          (854)        (1,004)
                                                                                            -------------  -------------
                  Total liabilities.......................................                       (33,945)       (35,344)
                                                                                            -------------  -------------
       Net assets of discontinued SPSG operations.........................                  $     77,407   $     54,100
                                                                                            ============   ============


           (b) Voice and Data Communications Group--On April 16, 2001, the Board of Directors approved a formal plan to discontinue operations of VDCG, which offered secure satellite communication equipment and satellite navigation systems. Kroll has divested itself of the operations of this segment.

          The results of operations of VDCG have been classified as discontinued operations and all prior periods have been restated accordingly. The results of VDCG reflect an allocation of interest expense based on VDCG's average net assets. The tax effects of the results of operations of VDCG were not significant for the periods presented.

          The fiscal 2000 estimated loss on disposal of $5.0 million ($0.23 per diluted share) includes the estimated future results of operations through the date of sale. Major components of the estimated loss on disposal include a writedown of related goodwill and other asset balances of $4.2 million and estimated severance, operating and shutdown costs of $0.8 million. The loss on disposal calculation includes $0.2 million of allocated interest expense.

          On June 27, 2001, Kroll sold its ownership in the stock of VDCG to an unrelated third party for notes that are due and payable in 2004 with a contingent value of up to $4.0 million. Realization of the full value of these notes is contingent upon certain factors, including the subsequent sale of VDCG by the purchaser. The notes are due and payable in 2004. As the realization of the $4.0 million in notes is contingent upon subsequent factors, including resale of VDCG, Kroll has valued these notes at $1.8 million. As the value of the notes approximates the net assets of VDCG at the date of sale, no gain or loss has been recognized on the sale as of August 22, 2001.

          Net sales, results of operations and net assets from this discontinued operation are as follows (in thousands):

                                                                                        Year Ended December 31,
                                                                                  ----------------------------------
                                                                                    1998          1999        2000
                                                                                 ---------    ----------   ---------

          Net sales.......................................................       $ 17,653     $  19,931   $  16,852
          Interest expense allocation.....................................       $    288     $     218   $     239
          Net loss from discontinued VDCG operations......................       $ (1,325)    $  (1,761)  $  (3,200)
          Estimated net loss on disposal..................................       $     --     $      --   $  (5,038)

                                                                                                 As of December 31,
                                                                                             -------------------------
                                                                                                1999            2000
                                                                                             ---------        --------


          Current assets..................................................                  $     14,698   $      8,104
          Property, plant and equipment, net..............................                           155             --
          Other assets....................................................                         2,803             --
          Current liabilities.............................................                        (7,560)        (6,225)
                                                                                            ------------   ------------
                 Net assets of discontinued VDCG operations...............                  $     10,096   $      1,879
                                                                                            ============   ============

          A valuation allowance for VDCG's net operating loss carryforwards has been provided as the tax benefit will not be realized.

          One VDCG executive has an employment agreement subject to similar terms as discussed in Note 15(b). If terminated without cause, this commitment would approximate $0.1 million as of December 31, 2000.

(6)              Sale of Stock by Information Security Group

          In October 2000, Kroll's then wholly owned subsidiary, Securify, completed the sale of preferred stock shares through a private equity offering to certain unrelated third parties. Under the terms of the stock purchase agreement, Securify issued approximately 49.2 million shares of Series A Convertible Preferred Stock, valued at $0.68 per share for total gross proceeds of approximately $33.5 million. These preferred shares are convertible into an equivalent number of shares of Securify's common stock. Kroll recognized a pre-tax gain on this transaction of approximately $1.6 million. The tax effects of this transaction approximate $2.1 million, resulting in a total, net of tax, loss of $0.5 million. The tax effects of this transaction include net operating loss carryforwards and other deferred tax assets that will not remain with Kroll. As of December 31, 2000, Kroll had an amount receivable from Securify, totaling approximately $5.4 million, that is subject to an unsecured promissory note agreement with repayment terms scheduled over a five-year period. Kroll will recognize income in the period that repayments are received pursuant to the promissory note agreement.

          As a result of this transaction, as of December 31, 2000, Kroll's voting control in Securify approximated 27 percent. The investment in Securify, previously consolidated, is now accounted for using the equity method. Kroll does not have any carrying value for its investment as of December 31, 2000. Securify has realized continuing losses since October 2000. Since Kroll has not provided any guarantees and is not committed to provide any future funding to Securify, it has not recorded its equity share of Securify losses.

          Kroll has also recognized an approximate $41,000 loss in the other income (expense) caption in the consolidated statement of operations for the period ended December 31, 2000 related to specific stock options to acquire Kroll common stock that continue to be held by certain Securify employees. Kroll will recognize an additional $0.3 million of expense related to these stock options over the remaining vesting periods ranging from 16 to 22 months. Consistent with the provisions of Interpretation No. 44, Kroll is required to recognize compensation expense for any stock options to acquire Kroll common stock that are maintained by non-employees.

(7)              Balance Sheet Accounts

           (a) Trade Accounts Receivable and Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts--The following summarizes the components of trade accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts:

                                                                                                  December 31,
                                                                                       ----------------------------------
                                                                                              1999             2000
                                                                                       ---------------   ----------------
United States Military (related entirely to the discontinued SPSG operation):
    Billed receivables.............................................................    $     4,877,570   $     6,826,533
    Costs and estimated earnings in excess of billings
       on uncompleted contracts....................................................         13,827,929         7,265,288
                                                                                       ---------------   ---------------
          Total United States Military.............................................    $    18,705,499   $    14,091,821
                                                                                       ===============   ===============

    Other contracts and receivables:
       Billed receivables for continuing operations................................    $    36,190,430   $    42,565,577
       Billed receivables for discontinued SPSG operations.........................         18,193,184        15,874,278
       Costs and estimated earnings in excess of billings on uncompleted
         contracts (related entirely to the discontinued SPSG operation)...........         10,331,795         1,368,846
                                                                                       ---------------   ---------------
          Total other contracts and receivables....................................    $    64,715,409   $    59,808,701
                                                                                       ===============   ===============
    Total trade accounts receivable, net for continuing operations.................    $    36,190,430   $    42,565,577
                                                                                       ===============    ==============
    Total trade accounts receivable, net for discontinued SPSG operations..........    $     23,070,754  $   22,700,811
                                                                                       ===============   ===============

    Total costs and estimated earnings in excess of billings on uncompleted contracts (related entirely to the
         discontinued SPSG operation)..............................................    $    24,159,724   $     8,634,134
                                                                                       ===============   ===============

          Costs and estimated earnings in excess of billings on uncompleted contracts are net of $131,582,751 and $139,118,840 of progress billings to the United States Military at December 31, 1999 and 2000, respectively, which relate to the discontinued SPSG operation.

          Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized on long-term contracts in excess of billings because amounts were not billable at the balance sheet date. It is anticipated such unbilled amounts attributable to the United States Military will generally be billed over the next 180 days as the contract is substantially completed. Amounts receivable on other contracts are generally billed as shipments are made. It is estimated that substantially all of such amounts will be billed within one year, although contract extensions may delay certain collections beyond one year.

          The following summarizes activity in the allowance for doubtful accounts on trade accounts receivable:

           (i) Continuing Operations:

                                                                         Additions
                                                      Balance           Charged to                       Balance
                                                      Beginning          Costs and                       End of
                                                      of Period          Expenses       Deductions       Period
                                                      ---------          --------       ----------       ------


          Year ended December 31, 1998.............   $2,336,217     $     905,152    $(1,324,055)     $1,917,314
          Year ended December 31, 1999.............   $1,917,314     $   2,166,116    $(1,378,393)     $2,705,037
          Year ended December 31, 2000.............   $2,705,037     $   4,548,967    $(3,018,029)     $4,235,975


(ii)     Discontinued SPSG Operations:

                                                                         Additions
                                                      Balance           Charged to                       Balance
                                                      Beginning          Costs and                       End of
                                                      of Period          Expenses       Deductions       Period
                                                      ---------          --------       ----------       ------

          Year ended December 31, 1998.............  $     657,254    $      337,203  $   (484,947)  $     509,510
          Year ended December 31, 1999.............  $     509,510    $    1,132,518  $   (683,279)  $     958,749
          Year ended December 31, 2000.............  $     958,749    $    1,186,307  $   (924,602)  $   1,220,454

           (b) Inventories--Inventories, which relate entirely to the discontinued SPSG operation, are stated at the lower of cost or market using the first-in, first-out (FIFO) method and include the following:

                                                                                             December 31,
                                                                              -----------------------------------------
                                                                                         1999              2000
                                                                               -------------------   ------------------


          Raw materials..................................................     $        14,494,953    $      11,650,878
          Vehicle costs and work-in-process..............................               6,699,119            6,990,294
                                                                              -------------------    -----------------
                                                                              $        21,194,072    $      18,641,172
                                                                              ===================    =================

          The following summarizes activity in valuation reserves for inventory obsolescence:


                                                                      Additions
                                                      Balance         Charged to                                 Balance
                                                     Beginning         Costs and                                 End of
                                                     of Period         Expenses         Deductions               Period
                                                     ---------         --------         ----------               ------


          Year ended December 31, 1998.............  $   340,332      $    9,668            $ --           $     350,000
          Year ended December 31, 1999.............  $   350,000      $  116,752            $ --           $     466,752
          Year ended December 31, 2000.............  $   466,752      $  857,648            $ --           $   1,324,400

           (c) Other Assets--Other assets are stated at cost less accumulated amortization and are being amortized on a straight line basis over their estimated useful lives, as applicable. Other assets consist of the following:


                                                                          Useful                   December 31,
                                                                          Life         ----------------------------------
          Description                                                    (Years)               1999            2000
          -----------                                                    -------       -----------------  ---------------


          Security deposits..........................................        --        $       971,045   $       941,858
          Long-term receivable.......................................        --              1,112,681           659,391
          Non-refundable deposit on an equipment
            lease with a related party...............................         5                537,784           537,784
          Deferred financing fees....................................      2-30                920,492         1,070,492
          Investment in unconsolidated subsidiary....................        --                520,695           674,564
          Other long-term assets.....................................        --                619,650           528,917
                                                                                       ---------------   ---------------
                                                                                             4,682,347         4,413,006
          Less--accumulated amortization.............................                         (412,992)         (851,735)
                                                                                       ---------------   ---------------
                                                                                             4,269,355         3,561,271
          Less--amounts related to discontinued SPSG operation,
            net accumulated amortization                                                      (753,891)         (652,822)
                                                                                       ----------------  ----------------
            Total amounts related to continuing operations                             $     3,515,464   $     2,908,449
                                                                                       ===============   ===============

           (d) Accrued Liabilities--Accrued liabilities consist of the following at December 31, 1999 and 2000:

                                                                                                  December 31,
                                                                                      -----------------------------------
          Description                                                                       1999               2000
          -----------                                                                 ----------------   ----------------


          Payroll and related benefits..............................................   $    11,019,288   $     8,053,549
          Accrued professional fees.................................................         2,113,264           561,613
          Property, sales and other taxes payable...................................         2,636,732         2,677,758
          Accrued medical costs.....................................................           645,132           571,664
          Accrued interest..........................................................           497,576           610,377
          Accrued warranty reserve..................................................           442,597           464,933
          Accrued payments to former owners of acquired businesses..................         2,868,569         2,193,652
          Accrued restructuring costs...............................................           664,900           727,967
          Other accruals............................................................         5,302,934         5,294,506
                                                                                       ---------------   ---------------
                                                                                            26,190,992        21,156,019
          Less--amounts related to discontinued SPSG operation                              (6,665,966)       (8,304,120)
                                                                                       ----------------  ----------------
               Total amounts related to continuing operations                          $    19,525,026   $    12,851,899
                                                                                       ===============   ===============

           (e) Restructuring of Operations--In the first quarter of 1999, Kroll began implementation of a restructuring plan (the 1999 Plan) to reduce costs and improve operating efficiencies. The 1999 Plan was substantially completed by the end of the second quarter of 1999. The total pre-tax restructuring charge recorded pursuant to the 1999 Plan was approximately $4.4 million. Total payments or writeoffs made pursuant to the 1999 Plan through December 31, 2000 were $3.8 million. Kroll does not expect to incur any other significant restructuring charges in future periods related to the 1999 Plan. The principal elements of the restructuring plan were the closure of two Investigations and Intelligence Group offices and the elimination of approximately 82 employees. The components of the restructuring charge including accrued balances as of December 31, 2000 are as follows:


          Description                                                                      Expense            Accrual
          -----------                                                                      -------            -------

          Severance and related costs...............................................   $     3,116,303   $       210,833
          Writedown of property, plant and equipment................................           150,166                --
          Lease termination costs...................................................         1,064,270           366,314
          Other.....................................................................            32,827                --
                                                                                       ---------------   ---------------
                                                                                       $     4,363,566           577,147
                                                                                       ===============
          Less--Current portion.....................................................                             412,821
                                                                                                         ---------------
                                                                                                         $       164,326
                                                                                                         ===============

          The amounts above include $291,757 of charges related to the discontinued SPSG operations that were expensed and paid in 1999.

(8)              Income Taxes

          Kroll accounts for income taxes under the liability method pursuant to SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates.

          Kroll's provision for income taxes on income (loss) from continuing operations for all periods is summarized as follows:

                                                                             1998              1999            2000
                                                                         --------------    --------------   ------------
          Currently payable:
            Federal..................................................    $    1,510,157    $     (925,925) $  (2,065,160)
            State and local..........................................           255,759          (163,398)     1,216,733
            Foreign..................................................           201,939         1,642,357      2,062,676
                                                                         --------------    --------------  -------------
                                                                              1,967,855           553,034      1,214,249
          Deferred:
            Federal..................................................          (521,317)       (1,224,339)       694,601
            State and local..........................................           (71,960)         (216,061)       122,924
            Foreign..................................................                --          (217,523)       345,121
                                                                         --------------    --------------  -------------
                                                                               (593,277)       (1,657,923)     1,162,646
            Provisions for (benefit from) income taxes                       $1,374,578    $   (1,104,889)    $2,376,895
                                                                         ==============    ==============  =============

          A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

                                               1998                         1999                          2000
                                          -------------------         ------------------            -------------------
                                          Amount         Rate         Amount        Rate            Amount         Rate
                                          ------         ----         ------        ----            ------         ----

Provision (benefit) for income taxes
   at the federal statutory rate...     $ 1,733,439      34.0%    $  (784,987)      34.0%      $ (4,528,590)        34.0%
State and local income taxes,
   net of federal benefit..........         203,941       4.0        (237,930)      10.3            982,021         (7.4)
Nondeductible expenses.............         304,189       6.0       1,433,443      (62.1)         2,693,242        (20.2)
Change in valuation allowance......        (301,950)     (5.9)     (1,589,715)      68.9            137,952         (1.0)
Tax attributes associated
   with Securify...................              --        --              --       --            2,068,000        (15.5)
Effect of foreign (income) loss....      (203,965)       (4.0)        706,515      (30.6)           892,022         (6.7)
Other .............................      (361,076)       (7.1)       (632,215)      27.4            132,248         (1.0)
                                   ---------------      ------    ------------     ------       ------------       ------
   Provision for (benefit from)
     income taxes..................     $1,374,578       27.0%     $(1,104,889)     47.9%      $  2,376,895        (17.8)%
                                   ===============      ======    =============    ======      ============        =======

          The components of Kroll's consolidated deferred income tax assets and liabilities as of December 31 are summarized below:

                                                                                                1999            2000
                                                                                       ----------------   --------------
          Deferred tax assets:
            Allowance for doubtful accounts........................................    $       838,040    $    1,273,428
            Depreciation and amortization..........................................            241,815           543,188
            Net operating loss carryforwards.......................................          2,444,454         1,887,303
            Payroll and other benefits.............................................            917,984           968,763
            Restructuring..........................................................            658,246           230,859
            Other accruals.........................................................            749,045           366,517
            Acquisition costs......................................................          1,694,866         1,050,124
            Other..................................................................            690,465           104,362
                                                                                       ---------------    --------------
                                                                                             8,234,915         6,424,544
            Valuation allowance....................................................         (1,781,062)       (1,917,749)
                                                                                       ---------------    --------------
               Net deferred tax assets.............................................          6,453,853         4,506,795
                                                                                       ---------------    --------------
          Deferred tax liabilities:
            Nonaccrual service fee receivable......................................           (181,579)         (215,667)
            Deferred revenue.......................................................         (4,220,953)       (3,547,434)
            Database capitalization................................................         (3,107,610)       (3,342,575)
            Customer lists, net of amortization....................................           (121,399)               --
            Other..................................................................           (248,594)         (260,110)
                                                                                       ---------------    --------------
                                                                                            (7,880,135)       (7,365,786)
                                                                                       ---------------    --------------
               Net deferred tax liability..........................................    $    (1,426,282)   $   (2,858,991)
                                                                                       ===============    ==============


          Net deferred taxes associated with discontinued SPSG operations approximated $0.4 million benefit in 1999 and $0.8 million benefit in 2000.

          Kroll has certain foreign and domestic net operating loss carryforwards, which approximated $3.3 million and $5.2 million at December 31, 1999 and 2000, respectively, most of which relate to the discontinued SPSG operation. The foreign net operating loss carryforwards relate primarily to Mexico and the Philippines. The carryforwards expire beginning in 2001. A valuation allowance for all existing domestic and foreign loss carryforwards has been provided as it is not certain that the tax benefit will be realized in the foreseeable future. Adjustments to the valuation allowance, if any, will be recorded in the periods in which it is determined the asset is realizable.

(9)              Related Party Transactions

           (a) Summary of Related Party Transactions--The following summarizes transactions with related parties:


                                                                                  Years Ended December 31,
                                                                       -------------------------------------------------
                                                                            1998              1999              2000
                                                                       -------------   ---------------   ---------------
          Sales
            to Shareholder (continuing operations)...............    $     4,877,478   $     4,779,449   $     5,776,344
            to affiliated entities (continuing operations).......            821,400            70,595            26,248
          Purchases
            from Shareholder (continuing operations).............            356,100           270,970           286,589
            from Shareholder (discontinued SPSG operation).......            118,700            90,350                --
            from affiliated entities (continuing operations).....             80,800           296,100         1,045,222
            from affiliated entities (discontinued SPSG operation)         1,325,410                --                --
          Lease expense to affiliated entities
            (continuing operations)..............................             78,003           226,766           335,992
          Lease expense to affiliated entities
            (discontinued SPSG operation)........................            838,597           566,213           450,764
          Legal services expense provided by former
            Director (continuing operations).....................            190,000                --                --
          Legal services expense to law firm of a
            Board member (continuing operations).................                 --                --         1,719,862
          Non-interest bearing advances to shareholders
            (continuing operations)..............................              5,672           449,072           558,465
          Non-interest bearing advances to shareholders
             (discontinued SPSG operation).......................            562,541           132,707            92,587
          Air charter fees included in costs of the
            offering or merger costs (continuing operations).....            566,000                --                --
          Non-interest bearing advances to affiliates
            (continuing operations)..............................            333,505                --                --
          Non-interest bearing advances to affiliated entities
            (discontinued SPSG operation)........................            282,346           282,346           651,052
          Trade accounts receivable due from shareholder
            (continuing operations)..............................          1,290,558         1,231,685         1,465,474
          Trade accounts payable due to affiliate
            (continuing operations)..............................                 --                --           239,145

           (b) Sales-Shareholder--During 1998, 1999 and 2000, the continuing operations of Kroll rendered services to American International Group, Inc. and its subsidiaries (AIG) which is also a shareholder of Kroll. Total revenue recognized for the years ended December 31, 1998, 1999 and 2000 was $4,877,478, $4,779,449 and $5,776,344, respectively. Additionally, AIG provides certain services to the continuing operations of Kroll, which have been included in cost of sales and operating expenses in the accompanying consolidated statements of operations. These costs were approximately $474,800, $361,320 and $286,589 for the years ended December 31, 1998, 1999 and 2000, respectively. The yearend accounts receivable balance from AIG was approximately $1,231,685 and $1,465,474 at December 31, 1999 and 2000, respectively.

           (c) Building and Equipment Leases--Affiliated Entities--Effective June 1, 1998, Kroll reached an agreement to terminate the corporate aircraft lease which originated in February 1995 with an affiliated entity. The terms of the aircraft lease addendum provide Kroll with a future hourly discount from the normal commercial hourly rate in order to amortize the remaining portion of existing lease deposits from the original aircraft lease. Rental expense, including amortization recognized, approximated $292,000, $82,000 and $90,000 for the years ended December 31, 1998, 1999 and 2000, respectively. Kroll paid $296,000 in 1998 for usage of the aircraft during the roadshow for a stock offering and included such amount in stock issuance costs. Kroll also paid $270,000 in fiscal 1998 for usage of the aircraft to consummate the merger with Securify and included such amount in merger related costs. Management is of the opinion that the hourly rate paid by Kroll was equivalent to the rate charged by the affiliated entity to other unrelated companies for similar services and that the hourly rate was favorably comparable to rates charged by another unrelated charter service for similar aircraft. As of December 31, 1999 and 2000, Kroll had $402,801 and $312,929, respectively in unamortized lease deposits with this affiliated entity.

          Kroll is also currently leasing various equipment and office space from several affiliated entities under various five year and month-to-month lease agreements. Rental expense, net of sub-lease income, approximated $78,000, $227,000 and $246,000 for continuing operations and $547,000, $484,000 and
$451,000 for discontinued operations for the years ended December 31, 1998, 1999 and 2000, respectively.

(10)              Revolving Lines of Credit

          On March 30, 2001, Kroll entered into an amended and restated loan agreement to provide for a revolving credit facility that initially amounts to $40.0 million. The agreement was further amended on April 20, 2001. Additionally, the agreement provides for a letter of credit facility of $1,356,250 supporting Kroll's Economic Development Revenue Bonds (which relate entirely to the discontinued SPSG operation) and up to $6.0 million of transactional letters of credit (see Notes 11 and 15). Letters of credit cannot be issued or renewed with a maturity date beyond May 31, 2002. The agreement is secured by substantially all assets of Kroll and its subsidiaries and a pledge of the stock of essentially all the subsidiaries, all of which jointly and severally guarantee obligations under the agreement. The security, pledge and joint and several guarantee also extend to the $35.0 million senior notes (see
Note 11). Advances under the revolving credit facility bear interest at prime plus 1.5% at December 31, 2000 and, based on the amendments on March 30, 2001 and April 20, 2001, bear interest at the greater of (a) 8.56% or (b) the prime rate plus 1.5%, plus 0.5% times the number of 30-day periods which have expired since April 20, 2001 (or, if less, the highest rate allowed by law).

          Average borrowings under the revolving credit facility and its predecessors were $1,659,131, $10,838,273 and $29,885,224 during 1998, 1999 and
2000, respectively, at approximate weighted average interest rates of 7.96%, 7.02% and 8.50%, respectively. The maximum borrowings outstanding during 1998, 1999 and 2000 were $7,735,029, $22,822,706 and $38,442,798, respectively.
Borrowings under the revolving credit facility were approximately $22.8 million and $36.5 million at December 31, 1999 and 2000, respectively.

          The $40.0 million revolving credit facility includes quarterly reductions in the amount that may be borrowed or outstanding in total as follows:
                                                    Total Permitted
          Date                                            Borrowings
          ----                                            ----------


          March 31, 2001...........................$   40,000,000
          June 30, 2001.............................   38,864,200
          September 30, 2001........................   37,728,400
          December 31, 2001.........................   36,024,700
          March 31, 2002............................   34,321,000

          This loan agreement includes financial covenants which, among other restrictions, require the maintenance of certain financial ratios and other financial requirements, including an interest coverage ratio, net worth minimums and minimum quarterly EBITDA, that requires Kroll to effectively break even before taxes and to generate EBITDA (defined as income before income taxes, interest, depreciation and amortization) of $6.0 million per quarter. The agreement also imposes limitations on mergers, acquisitions, stock redemptions, additional indebtedness and capital expenditures. The agreement does not permit the declaration or payment of any dividends, other than stock dividends. Kroll was not in compliance with certain of these covenants as of December 31, 2000. Had the lender not amended and restated the credit agreement, all amounts outstanding under this credit agreement would have been immediately payable.

          The amended agreement required the net proceeds from any lender-approved asset sales in excess of $1.0 million per transaction or $2.0 million per fiscal year to be paid proportionately to the lender and the holders of the senior notes, with a corresponding reduction in the total permitted borrowings under the revolving credit facility. A material adverse change in the business of Kroll, including a significant sale of net assets, would result in the acceleration of all amounts due to the lender and the holders of the senior notes. In accordance with the April 20, 2001 amendment to the loan agreement, Kroll's agreement to sell the common stock of most of entities that comprise SPSG discussed in Note 5 resulted in an acceleration of all amounts due under the loan agreement 60 days after the closing of the sale, resulting in the expiration of the agreement on October 22, 2001. The agreements were amended again on October 22, 2001 which extended the date of repayment of all outstanding debt to November 16, 2001 (see Note 20).

          Effective June 3, 1999, with the acquisition of BP, Kroll acquired a demand note with maximum borrowings of (pound)2.5 million. The demand note bears interest at the Bank of England's base rate plus 1.0%. Average borrowings during 1999 and 2000 under the demand note were $2,836,905 and $2,178,761, as translated, at an approximate weighted average interest rate of 6.71% and 7.13%. The maximum borrowings outstanding during 1999 and 2000 were $3,675,097 and $3,547,638, respectively, as translated. Maximum borrowings permitted pursuant to this demand note are $4.0 million based on an exchange rate of 0.67 British pound sterling to the U.S. dollar. Borrowings outstanding pursuant to this demand note were approximately $3.4 million and $2.8 million, respectively, as translated at December 31, 1999 and 2000.

(11)             Long-Term Debt

          The components of long-term debt are as follows at:
                                                                                                  December 31,
                                                                                        --------------------------------
                                                                                                1999            2000
                                                                                        ---------------   --------------
          Senior notes payable to various institutions, interest at 8.56% at
            December 31, 1999 and 2000 payable semi-annually, principal payable in four quarterly payments beginning June 30, 2001 through March 31,
            2002 of $4,321,000 in total with the balance payable at maturity in
            May 2003, subject to accelerated maturity to May 31, 2002 if Kroll's revolving credit facility is not renewed, repaid subsequent to
            December 31, 2000 as a result of acceleration due
             to the disposition of most entities that comprise SPSG.................   $    35,000,000   $    35,000,000
          Economic Development Revenue Bonds (which relate entirely to the discontinued
           SPSG operation) variable interest rate approximating 85% of the bond equivalent yield of 13 week U.S. Treasury bills (not to exceed 12%), which approximated 5.84% at December 31, 2000, payable in scheduled installments through September 2016, subject to optional tender by the bondholders and a corresponding remarketing agreement, secured by the property, plant and
           equipment and a bank letter of credit (Note 15)..........................         1,275,974         1,207,224
          Notes payable to former shareholders of acquired companies, interest at  fixed rates ranging from 5.5% to 7.0%, payable in scheduled  installments through
            January 2003, certain notes secured by acquired assets..................         1,994,414           875,320
          Notes payable to banks, variable interest rate at prime plus 1.5%, fixed rates ranging from 6.39% to 20.66%, payable in scheduled installments through December 2010 with certain instruments subject to prepayment penalties,
            collateralized by certain real and personal property....................           452,806           765,669
          Other notes payable, interest at 6.0% to 10.9%, payable in scheduled installments
            through September 2007, certain notes secured by various equipment......         1,278,196         1,003,811
                                                                                       ---------------   ---------------
                                                                                            40,001,390        38,852,024
          Less--current portion for continuing operations
             (excludes effect of acceleration of senior notes payable)                      (1,876,006)       (3,360,029)
          Less--current portion for discontinued SPSG operations
             (excludes effect of acceleration of senior notes payable)                      (1,861,221)       (1,778,147)
                                                                                       ----------------  ----------------
                                                                                             36,264,163       33,713,848
          Less--long-term portion for discontinued SPSG operations                            (853,639)       (1,004,296)
                                                                                       ----------------  ----------------
                                                                                       $    35,410,524   $    32,709,552
                                                                                       ===============   ===============

          Kroll's $35.0 million of senior notes payable were amended on March 30, 2001 and April 20, 2001. Based on the amendments, the senior notes bear interest at the greater of (a) 8.56% or (b) the prime rate plus 1.5%, plus 0.5% times the number of 30-day periods which have expired since April 20, 2001 (or, if less, the highest rate allowed by law). The senior notes also contain financial covenants, which among other restrictions, require the maintenance of a minimum level of net worth and a fixed charge coverage ratio. The senior notes are cross-collateralized, pledged and guaranteed with Kroll's revolving credit facility and contain similar acceleration features (see Note 10). In addition, the net proceeds from asset sales must be paid proportionately to the revolving credit facility lender and the holders of the senior notes. In accordance with the April 20, 2001 amendment to the senior notes, Kroll's sale of the common stock of most of the entities that comprise SPSG on August 22, 2001 (see Note 5) resulted in the acceleration of all amounts due under the revolving credit facility and the senior notes to a date 60 days after the closing of the sale, resulting in the expiration of these agreements on October 22, 2001. The agreements were amended again on October 22, 2001, which extended the date of repayment of all outstanding debt to November 16, 2001 (see Note 20).

          Scheduled maturities of long-term debt (exclusive of the effect of the acceleration of the senior notes payable subsequent to yearend) at December 31, 2000 are as follows:


                                                              Continuing        Discontinued
                                                              Operations          Operations            Total
                                                              ----------        ------------     -------------

         2001.............................................   $   3,360,029      $  1,778,147     $   5,138,176
         2002 ............................................      32,392,312           179,503        32,571,815
         2003.............................................          98,345           150,585           248,930
         2004.............................................          22,740           155,616           178,356
         2005.............................................          25,122           166,961           192,083
         Thereafter.......................................         171,033           351,631           522,664
                                                              ------------      -------------    -------------
                                                              $ 36,069,581      $  2,782,443     $  38,852,024
                                                              ============      ============     =============

(12)              Operating Leases

          Kroll leases office space and certain equipment and supplies under agreements with terms from one to fifteen years. The following is a schedule, by year, of approximate future minimum rental or usage payments required under operating leases that have initial or non-cancelable lease terms in excess of one year as of December 31, 2000:


                                                              Continuing        Discontinued
                                                              Operations          Operations             Total
                                                              ----------        ------------        ------------
         2001.............................................   $   8,720,467      $    851,987     $   9,572,454
         2002 ............................................       6,701,297           627,435         7,328,732
         2003.............................................       5,396,609           565,190         5,961,799
         2004.............................................       4,348,191           517,763         4,865,954
         2005.............................................       3,819,771           289,333         4,109,104
         Thereafter.......................................       8,515,777           724,333         9,240,110
                                                              ------------      ------------     -------------
                                                             $  37,502,112      $  3,576,041     $  41,078,153
                                                              ============      ============     =============

          Rental expense charged against current operations amounted to approximately $5,470,000, $8,646,000 and $10,481,000 for continuing operations and $1,170,000, $1,536,000 and $1,784,000 for discontinued SPSG operations for the years ended December 31, 1998, 1999 and 2000, respectively.

(13)              Defined Contribution and Bonus Plans

          As of December 31, 2000, Kroll had the following employee benefit plans in place:

           (a) Defined Contribution Plans--Kroll and its subsidiaries have established various non-contributory profit sharing/401(k) plans covering substantially all of Kroll's employees. Contributions to the plans are discretionary and are determined annually by Kroll's Board of Directors. Certain plans also offer a matching contribution whereby Kroll will contribute a percentage of the amount a participant contributes, limited to certain maximum amounts. Plan contribution expense charged against current operations for all such plans amounted to approximately $797,000, $954,000 and $977,000 for continuing operations and $0, $236,000 and $146,000 for discontinued SPSG operations for the years ended December 31, 1998, 1999 and 2000, respectively.

           (b) Profit and Revenue Sharing Plans--Kroll and its subsidiaries have established various profit and revenue sharing plans covering substantially all of Kroll's employees. The plans were established to provide employees an annual cash incentive bonus based on various operating and non-operating criteria. Kroll may amend, modify or terminate these plans at any time. Continuing operations for Kroll expensed approximately $476,000, $1,235,000 and $1,092,000 associated with the profit and revenue sharing plans in 1998, 1999 and 2000, respectively.

(14)              Equity Arrangements

          The following equity arrangements include all obligations and rights of Kroll, including those that pertain to employees, division, units and subsidiaries that are accounted for as discontinued operations.

           (a) Stock Option Plans--In 1996, Kroll adopted a stock option plan (the 1996 Plan) for employees, non-employee directors and consultants. Kroll may grant options for up to 1,757,000 shares under the 1996 Plan. Options for 360,000, 647,195 and 262,374 shares were granted during 1998, 1999 and 2000, respectively. Options granted under the plan are generally granted at fair market value at the date of grant and are exercisable over periods not exceeding ten years. Additionally, effective with the mergers with LSAI, Securify and BAI each company's then outstanding stock options were converted at the respective exchange factor into options to purchase Kroll common stock. After conversion, total stock options granted under the previously existing LSAI, Securify and BAI stock option plans in 1998 were 248,497. No options were granted under previously existing stock option plans in 1999 and 2000.

          In connection with stock options granted by Securify during the year ended December 31, 1998, Kroll recorded deferred compensation of $1,192,096, representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. This amount is presented as a reduction of shareholders' equity and will be amortized ratably over the vesting periods of the applicable options. Approximately $298,000 and $236,000 was expensed in 1999 and 2000, respectively.

          In 2000, Kroll adopted a stock option plan (the 2000 Option Plan) for non-officer employees. Kroll may grant options for up to 750,000 shares under the 2000 Option Plan. Options for 742,400 shares were granted during 2000. Options granted under the plan are generally granted at fair market value at the date of grant and are exercisable over periods not exceeding ten years.

           (b) Restricted Stock Plan--Effective August 12, 1998, Kroll adopted a stock incentive plan (the Stock Incentive Plan) for employees. Kroll may grant up to 500,000 shares under the Stock Incentive Plan. There were no shares granted under the plan during 1998 or 2000, however, during fiscal 1999, 47,500 shares were granted under the plan. In connection with the shares granted under the Stock Incentive Plan in 1999, Kroll recorded deferred compensation of $1,571,661, representing the difference between the fair market value of Kroll common stock on the date of grant and the purchase price of the shares. This amount is presented as a reduction of shareholders' equity and will be amortized ratably over the vesting periods of the applicable grants. Approximately $758,000 and $364,000 were expensed in 1999 and 2000, respectively, and the balance will be expensed ratably over the next fifteen months as the grants vest.

           (c) Common Stock Warrants--As of December 31, 2000, warrants originally granted by LSAI to purchase 8,719 shares of common stock at $25.69 per share were outstanding. These warrants were issued by LSAI in June 1998 to certain consultants and underwriters in connection with the completion of a private offering of common stock in 1998 and were recognized as compensation paid for services rendered and treated as a reduction in the recognized net proceeds from the offering.

          As of December 31, 2000, warrants originally granted by BAI to purchase 135 shares of common stock at $13.01 per share, 807 shares of common stock at $19.52 per share and 1,076 shares of common stock at $4.65 per share were outstanding. These warrants were issued in June and July of 1996 and January of 1998 to certain consultants and other non-employees of BAI with exercise prices equal to or greater than the then fair value of BAI's common stock on those dates.

          As of December 31, 2000, Kroll had a total of 10,737 warrants still outstanding.

           (d) Stock Based Compensation Disclosure--SFAS 123 requires, at a minimum, pro forma disclosures of expense for stock-based awards based on their fair values. Had compensation cost for these plans been determined consistent with SFAS 123, Kroll's net income (loss) and diluted earnings (loss) per share for the years ended December 31, 1998, 1999 and 2000 would have been as follows:

                                                                       1998                 1999                 2000
                                                                 -----------------    -----------------    ----------------
          Net income (loss):
             As reported....................................     $     11,786,065     $     (1,921,819)    $   (33,944,313)
             Pro forma......................................     $      9,315,427     $     (4,844,407)    $   (37,332,945)
          Diluted earnings (loss) per share:
             As reported....................................     $           0.59     $          (0.09)    $         (1.52)
             Pro forma......................................     $           0.47     $          (0.22)    $         (1.67)

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1999 and 2000:

                                                                               Year Ended December 31,
                                                               ---------------------------------------------------------
                                                                     1998                1999                  2000
                                                               ----------------    ----------------      ---------------

          Dividend yield............................                  --                  --                    --
          Expected volatility.......................               40%-41.4%             41.4%                 43.7%
          Risk-free interest rate...................               4.2%-5.7%          5.29%-5.44%           6.14%-6.7%
          Expected lives............................             1.5-7.5 years         7.5 years             7.5 years

          The 608,497 options granted by Kroll during 1998 have a weighted-average exercise price of $12.78, a weighted-average fair value of $9.35 and remaining contractual lives, on a weighted-average basis, of 7.4 years. The 647,195 options granted by Kroll during 1999 have a weighted-average exercise price of $27.31, a weighted-average fair value of $15.49 and remaining contractual lives, on a weighted-average basis, of 8.2 years. The 1,004,774 options granted by Kroll during 2000 have a weighted-average exercise price of $6.37, a weighted-average fair value of $3.73 and remaining contractual lives, on a weighted-average basis, of 9.4 years.

          A summary of the status of Kroll's stock option plans at December 31, 1998, 1999 and 2000, and the changes during the years then ended is presented in the table below:

                                                          1998                     1999                     2000
                                                   ---------------------    ---------------------     -------------------
                                                                Weighted                 Weighted                Weighted
                                                                Average                   Average                 Average
                                                                Exercise                 Exercise                Exercise
                                                    Shares        Price      Shares        Price      Shares       Price
                                                    ------        -----      ------        -----      ------       -----


Outstanding, beginning of year...................     1,371,808  $  10.11     1,459,990   $  11.54  1,830,039       $17.06
   Granted.......................................       608,497     12.78       647,195      27.31  1,004,774         6.37
   Exercised.....................................      (477,894)     8.52      (194,371)      9.11   (115,197)        0.73
   Forfeited/Expired/Cancelled...................       (42,421)    17.05       (82,775)     23.06   (321,318)       18.39
                                                   ------------  --------   -----------   --------  ---------       ------
Outstanding, end of year.........................     1,459,990  $  11.54     1,830,039   $  17.06  2,398,298       $13.19
                                                   ============  ========   ===========   ========  =========       ======
   Exercisable, end of year......................       855,122  $   8.31       983,510   $  10.53  1,111,084       $14.61
                                                   ============  ========   ===========   ========  =========       ======

          Of the options outstanding at December 31, 2000, 160,348 options are exercisable at prices per share ranging from $0.52 to $2.79 per share, 586,814 options are exercisable at prices per share ranging from $4.65 to $18.59 per share and 363,922 options are exercisable at prices per share ranging from $20.22 to $30.75 per share.

(15)             Commitments and Contingencies

           (a) Letters of Credit--Under the terms of the Economic Development Revenue Bonds Agreement, which relates entirely to the discontinued SPSG operation, Kroll is required to maintain a letter of credit supporting the debt. As of December 31, 2000, Kroll's lender was committed to providing this letter of credit through May 31, 2001. As of December 31, 2000, Kroll had an outstanding letter of credit in the amount of $1,356,250.

          At December 31, 2000, Kroll had standby and purchase letters of credit, issued by Kroll's lender, in the aggregate amount of $347,532 for continuing operations and $1,875,562 for discontinued SPSG operations.

           (b) Employment Agreements--Kroll has employment agreements with its executive officers and management level personnel with annual compensation ranging in value from $8,000 to $450,000, over varying periods extending to April 2005. The agreements generally provide for salary continuation in the event of termination without cause for the greater of the remainder of the agreement or one year. The agreements also contain certain non-competition clauses and generally provide for one year's salary if the agreement is not renewed.

          As of December 31, 2000, the remaining aggregate commitment under these employment agreements if all individuals were terminated without cause was approximately $14.4 million for continuing operations and $0.8 million for discontinued SPSG operations.

           (c) Legal Matters--Kroll has been named as a defendant in eight lawsuits alleging that its officers and directors breached their fiduciary duties in connection with the now terminated proposed acquisition of a majority of Kroll's shares by a company formed by Blackstone. The plaintiffs allege that Kroll's officers and directors breached their fiduciary duties by deferring acquisitions, by negotiating an inadequate acquisition price, by failing to engage in arms-length negotiations and by failing to seek redress from Blackstone after Blackstone terminated the proposed transaction. The plaintiffs also allege that Blackstone and AIG aided and abetted the directors' and officers' alleged breaches of fiduciary duties. The plaintiffs seek to bring their claims derivatively on behalf of Kroll and also seek class certification. The plaintiffs seek a declaration that the individual defendants breached their fiduciary duty and seek damages and attorneys' fees in an unspecified amount. Kroll believes that the allegations in the complaint are meritless and will defend the suits vigorously.

          In 1999, Kroll learned that an individual had filed a qui tam suit against Kroll under the Civil False Claims Act alleging that Kroll and three of its vendors knowingly violated their contractual requirements with the Army due to the vendors' alleged failure to have certified welders. In October 2000, Kroll settled this litigation with the Department of Justice for approximately $1.1 million, plus legal costs. Kroll admitted no wrongdoing as part of the settlement. Kroll paid $0.55 million of the settlement amount in November 2000; the remainder is due on December 30, 2001. The qui tam suit and the corresponding settlement relate entirely to the discontinued SPSG operation.

          Kroll Lindquist Avey Co. (formerly Lindquist Avey Macdonald & Baskerville (LAMB)), a subsidiary of Kroll, and several of its principals have been named as third-party defendants in a lawsuit filed in the Ontario Superior Court of Justice by HSBC Securities (Canada) Inc., formerly Gordon Capital, an investment dealer (HSBC). HSBC filed the underlying suit against Gordon Capital's former law firm, Davies, Ward & Beck seeking damages in the amount of approximately $40,000,000 (Cdn.). While this matter is at a preliminary stage and no response has yet been filed to the third-party claim against LAMB and no discovery has been conducted, LAMB and its principals believe that they have meritorious defenses to the claims and intend to defend them virgorously.

          In addition to the matters discussed above, Kroll is involved in litigation from time to time in the ordinary course of its business; however, Kroll does not believe that there is any currently pending litigation, individually or in the aggregate, that is likely to have a material adverse effect on its financial position, results of operations or its cash flows.

(16)             Fair Value of Financial Instruments

          The fair values of significant current assets, current liabilities and long-term debt approximate their respective historical carrying amounts.

          Kroll has entered into ten (four for continuing operations and six for discontinued SPSG operations) foreign currency exchange contracts to effectively hedge a specific portion of its exposure to certain foreign currency rate fluctuations on its net investment in two foreign subsidiaries (one for continuing operations and one for discontinued SPSG operations). As of December 31, 2000, the total notional amount of the contracts, which mature between January 2001 and December 2002, was $3.2 million for continuing operations and $11.5 million for discontinued SPSG operations. Kroll's accumulated other comprehensive loss translation adjustment component of shareholders' equity was decreased by $3.9 million for continuing operations and increased by $2.0 million for discontinued SPSG operations in 1999 and increased by $0.5 million for continuing operations and decreased by $0.3 million for discontinued SPSG operations in 2000 as a result of these contracts.

          Kroll has estimated the fair value of its foreign exchange contracts based on current applicable forward rates as well as on information obtained from the counterparty of the amount Kroll would receive at December 31, 2000 in order to terminate the agreements. As of December 31, 2000, Kroll would have paid approximately $0.1 million for continuing operations and received approximately $0.9 million for discontinued SPSG operations upon cancellation of all contracts. If SFAS 133 had been applied to all net investment hedge contracts in place at December 31, 2000, no change would have occurred to the continuing operations; however, the effect on discontinued SPSG operations would have been to decrease assets by approximately $0.2 million with an offsetting amount recorded in the accumulated other comprehensive income (loss) component of shareholders' equity.

(17)             Customer and Segment Data

         (a) Segment Data--Through October 17, 2000, Kroll operated in three business segments, the Security Products and Services Group, the Investigations and Intelligence Group and the Information Security Group. As a result of the preferred stock sale completed by the Information Security Group on October 17, 2000, the Group ceased to be a part of the consolidated results of Kroll from that date forward. See Note 6 for more information on this transaction.

         As a result of the sale of SPSG to Armor on August 22, 2001 (see Note
5), SPSG was accounted for as a discontinued operation and all prior periods have been restated accordingly in the accompanying consolidated financial statements. The segment data in the table below depicts the Investigations and Intelligence Group in three business segments; Consulting Services, Security Services and Corporate Services, restated historically for segment presentation. Kroll's reportable segments are now organized, managed and operated along product lines, as these product lines are provided to similar clients, are offered together as packaged offerings, generally produce similar margins and are managed under a consolidated operations management.

         The Consulting Services segment includes revenues from business investigations and intelligence services, financial services and technology services. Business investigations and intelligence services include revenues from nonfinancial due diligence, litigation support, fraud investigations, monitoring services and special inquiries, and intellectual property and infringement investigations. Financial services include revenues from forensic accounting, recovery and restructuring, asset tracing and analysis, and pre-acquisition due diligence. Technology services include revenues from computer forensics and data recovery, information security and litigation and systems support.

         The Security Services segment includes revenues from threat assessment, risk and crisis management, corporate security planning and executive protection, security architecture and design, and electronic countermeasures.

         The Corporate Services segment includes revenues from pre-employment background checking, drug testing and surveillance.

         The following summarizes information about Kroll's business segments:


                                               Investigations and Intelligence Group
                                               -------------------------------------     Information
                                               Consulting     Security      Corporate      Security
                                                 Services      Services      Services       Group      Other    Consolidated
                                                 --------      --------      --------       -----      -----    ------------
                                                                               (Dollars in thousands)
1998
Net sales to unaffiliated customers.........   $    75,486  $    15,800  $   31,566   $      116   $       --   $  122,968
                                               ===========  ===========  ==========   ==========   ==========   ==========
Gross profit (loss).........................   $    33,186  $     5,905  $   14,761   $     (395)  $       --   $   53,457
                                               ===========  ===========  ==========   ==========   ==========   ==========
Operating income (loss).....................   $    10,915  $     2,590  $      982   $   (2,194)  $   (6,914)  $    5,379
                                               ===========  ===========  ==========   ==========   ==========   ==========
Identifiable assets at year-end.............   $    49,384  $     8,113  $   25,406   $    4,288   $       --   $   87,191
                                               ===========  ===========  ==========   ==========   ==========
Corporate assets............................                                                                        41,652
Net assets of discontinued operations.......                                                                        76,703
                                                                                                                ----------
Total assets at year-end....................                                                                    $  205,546
                                                                                                                ==========

1999
Net sales to unaffiliated customers.........   $   109,466  $    29,108  $   44,926   $    4,345   $       --   $  187,845
                                               ===========  ===========  ==========   ==========   ==========   ==========
Gross profit................................   $    48,893  $    11,522  $   20,764   $    2,300   $       --   $   83,479
                                               ===========  ===========  ==========   ==========   ==========   ==========
Operating income (loss).....................   $    14,548  $     1,872  $      (11)  $   (1,764)  $  (14,481)  $      164
                                               ===========  ===========  ==========   ==========   ==========   ==========
Identifiable assets at year-end.............   $    76,205  $    14,074  $   23,121   $    3,359   $       --   $  116,759
                                               ===========  ===========  ==========   ==========   ==========
Corporate assets............................                                                                        53,491
Net assets of discontinued operations.......                                                                        87,503
                                                                                                                ----------
Total assets at year-end....................                                                                    $  257,753
                                                                                                                ==========

2000
Net sales to unaffiliated customers.........   $   126,177  $    28,812  $   46,588   $    4,033   $       --   $  205,610
                                               ===========  ===========  ==========   ==========   ==========   ==========
Gross profit (loss).........................   $    48,920  $    10,964  $   22,338   $     (403)  $       --   $   81,819
                                               ===========  ===========  ==========   ==========   ==========   ==========
Operating income (loss).....................   $     7,828  $     2,479  $    5,305   $   (9,554)  $  (16,964)  $  (10,906)
                                               ===========  ===========  ==========   ==========   ==========   ===========
Identifiable assets at year-end.............   $    85,216  $    14,133  $   22,258   $       --   $       --   $  121,607
                                               ===========  ===========  ==========   ==========   ==========
Corporate assets............................                                                                        49,820
Net assets of discontinued operations.......                                                                        55,979
                                                                                                                ----------
Total assets at year-end....................                                                                    $  227,406
                                                                                                                ==========

         Total net sales by segment include sales to unaffiliated customers. Inter-segment sales are nominal. Operating income (loss) is gross profit less operating expenses. Operating income (loss) does not include the following items: interest expense, other expenses and income taxes. The Other column includes Kroll's corporate headquarters costs. Depreciation expense and capital expenditures for each of Kroll's business segments for the years ended December 31, 1998, 1999 and 2000 are as follows:

                                               Investigations and Intelligence Group
                                               -------------------------------------     Information
                                               Consulting     Security      Corporate      Security
                                                 Services      Services      Services       Group     Other    Consolidated
                                                 --------      --------      --------       -----     -----    ------------
                                                                               (Dollars in thousands)
1998
1998
Depreciation expense...........................  $     697     $    172     $   932     $     24     $     13   $    1,838
                                                 =========     ========     =======     ========     ========   ==========
Capital expenditures...........................  $   1,258     $    543     $ 1,200     $    186     $    749   $    3,936
                                                 =========     ========     =======     ========     ========   ==========
1999
Depreciation expense...........................  $   1,732     $    390     $ 1,334     $     93     $    400   $    3,949
                                                 =========     ========     =======     ========     ========   ==========
Capital expenditures...........................  $   7,049     $    918     $ 1,745     $  1,673     $  1,752   $   13,137
                                                 =========     ========     =======     ========     ========   ==========
2000
Depreciation expense...........................  $   2,594     $    417     $ 1,440     $    254     $    764   $    5,469
                                                 =========     ========     =======     ========     ========   ==========
Capital expenditures...........................  $   4,612     $    410     $ 1,020     $  1,551     $    105   $    7,698
                                                 =========     ========     =======     ========     ========   ==========

          Identifiable assets by segment are those assets that are used in Kroll's operations in each segment. Corporate assets are principally cash, computer software, costs in excess of assets acquired, certain intangible assets and certain prepaid expenses.

         The following summarizes information about Kroll's different geographic areas:

                                               United
                                                States        Europe        Asia        Foreign   Eliminations  Consolidated
                                                ------        ------        ----        -------   ------------  ------------
                                                                        (Dollars in thousands)
1998
Net sales to unaffiliated customers.........   $    87,412  $     4,910  $   14,629   $   16,017   $       --   $  122,968
Intercompany................................         2,428        1,654         675           --       (4,757)          --
                                               -----------  -----------  ----------   ----------   -----------  ----------
          Total net sales...................   $    89,840  $     6,564  $   15,304   $   16,017   $   (4,757)  $  122,968
                                                ==========   ==========   =========    =========    ==========   =========
Operating income............................   $      (983) $     1,311  $    3,119   $    1,932   $       --   $    5,379
                                                ===========  ==========   =========    =========    =========    =========
Identifiable assets.........................   $    61,790  $     6,358  $    9,705   $    9,338   $       --   $   87,191
                                                ==========   ==========   =========    =========    =========
Corporate assets............................                                                                        41,652
Net assets of discontinued operations.......                                                                        76,703
                                                                                                                ----------
          Total assets at year-end..........                                                                    $  205,546
                                                                                                                 =========

1999
Net sales to unaffiliated customers.........   $   112,053  $    26,597  $   18,840   $   30,355   $       --   $  187,845
Intercompany................................         3,099        2,796       2,371          570       (8,836)          --
                                               -----------  -----------  ----------   ----------   ----------   ----------
          Total net sales...................   $   115,152  $    29,393  $   21,211   $   30,925   $   (8,836)  $  187,845
                                               ===========  ===========  ==========   ==========   ==========   ==========
Operating income (loss).....................   $   (11,981) $     3,457  $    4,812   $    3,876   $       --   $      164
                                               ===========  ===========  ==========   ==========   ==========   ==========
Identifiable assets.........................   $    71,208  $    17,448  $   14,083   $   14,020   $       --   $  116,759
                                               ===========  ===========  ==========   ==========   ==========
Corporate assets............................                                                                        53,491
Net assets of discontinued operations.......                                                                        87,503
                                                                                                                ----------
          Total assets at year-end..........                                                                    $  257,753
                                                                                                                ==========

2000
Net sales to unaffiliated customers.........   $   120,911  $    34,272  $   15,997   $   34,430   $       --   $  205,610
Intercompany................................         3,597        1,755         699          362       (6,413)          --
                                               -----------  -----------  ----------   ----------   ----------   ----------
          Total net sales...................   $   124,508  $    36,027  $   16,696   $   34,792   $   (6,413)  $  205,610
                                               ===========  ===========  ==========   ==========   ==========   ==========
Operating income (loss).....................   $   (18,886) $     3,752  $      557   $    3,671   $       --   $  (10,906)
                                               ===========  ===========  ==========   ==========   ==========   ==========
Identifiable assets.........................   $    75,925  $    19,200  $   11,371   $   15,111   $       --   $  121,607
                                               ===========  ===========  ==========   ==========   ==========
Corporate assets............................                                                                        49,820
Net assets of discontinued operations.......                                                                        55,979
                                                                                                                ----------
          Total assets at year-end..........                                                                    $  227,406
                                                                                                                ==========

         Kroll accounts for transfers between geographic areas at cost plus a proportionate share of operating profit.

         The following summarizes Kroll's sales in the United States and foreign locations:

                                                                                       Years Ended December 31,
                                                                                 ---------------------------------------
                                                                                   1998          1999           2000
                                                                                 ----------    -----------   -----------
                                                                                        (Dollars in thousands)
          Sales to unaffiliated customers:
            United States....................................................        91,597       114,193        125,779
            Europe...........................................................         4,072        28,259         34,237
            Asia.............................................................        15,467        22,763         16,343
            Central & South America..........................................         5,084        13,712         16,696
            Other Foreign....................................................         6,748         8,918         12,555
                                                                                 ----------    ----------    -----------
                                                                                 $  122,968    $  187,845    $   205,610
                                                                                 ==========    ==========    ===========

         Export sales by Kroll's domestic operations were approximately 2% of net sales for each of the years ended December 31, 1998, 1999 and 2000, respectively.

         Kroll's laboratory testing operations are certified and subject to frequent inspections and proficiency tests by certain federal, state or local jurisdictions. Management believes that potential claims from such audits and investigations will not have a material adverse effect on the consolidated financial statements.

         Kroll has foreign operations and assets in Argentina, Australia, Brazil, Canada, China, France, Germany, Hong Kong, India, Italy, Japan, Mexico, Russia, Singapore, South Africa, the Philippines and the United Kingdom. In addition, Kroll sells its products and services in other foreign countries and continues to increase its level of international activity. Accordingly, Kroll is subject to various risks including, among others, foreign currency restrictions, exchange rate fluctuations, government instability and complexities of local laws and regulations.

          (b) Major Customers--Kroll had no major customer that accounted for a significant percentage of sales from continuing operations during the years ended December 31, 1998, 1999 and 2000.

(18)             Supplemental Cash Flows Disclosures

          The following is a summary of cash paid related to certain items:

                                                                                   1998            1999           2000
                                                                              --------------   -------------   ------------
          SUPPLEMENTAL DISCLOSURE OF
            CASH FLOW INFORMATION:
            Cash paid for interest of continuing operations.................  $    4,120,219   $   4,369,443   $  5,787,084
                                                                              ==============   =============   ============
            Cash paid for interest of discontinued SPSG operations..........  $      473,107   $     212,277   $    170,763
                                                                              ==============   =============   ============
            Cash paid for taxes of continuing operations,
               net of refunds...............................................  $    2,649,674   $   3,599,785   $    318,856
                                                                              ==============   =============   ============
            Cash paid for taxes of discontinued
                SPSG operations, net of refunds.............................  $    1,303,277   $   2,455,459   $    312,316
                                                                              ==============   =============   ============
            Cash paid for taxes of discontinued VDCG operations.............  $      142,398   $          --   $         --
                                                                              ==============   =============   ============
          SUPPLEMENTAL DISCLOSURE OF
            NON-CASH ACTIVITIES:
            Deferred compensation related to options and
               restricted stock of continuing operations....................  $    1,192,096   $   1,158,066   $         --
                                                                              ==============   =============   ============
            Deferred compensation related to options and
               restricted stock of discontinued SPSG operations.............  $           --   $     413,595   $         --
                                                                              ==============   =============   ============
            Accrued contingent consideration incurred in
               connection with acquisition of business
               by continuing operations.....................................  $           --   $   1,071,688   $    812,033
                                                                              ==============   =============   ============
            Fair value of stock issued in connection with
               acquisition of businesses by continuing operations...........  $   16,720,319   $   8,011,929   $         --
                                                                              ==============   =============   ============
            Fair value of stock issued in connection with
               acquisition of businesses by discontinued SPSG
               operations...................................................  $     890,185    $          --   $         --
                                                                              ==============   =============   ============
            Notes issued in connection with acquisition
               of businesses by continuing operations.......................  $           --   $          --   $    625,320
                                                                              ==============   =============   ============
            Note issued in connection with consulting
               agreement entered into with former
               shareholder of an acquired business by
               continuing operations........................................  $      147,914   $          --   $         --
                                                                              ==============   =============   ============

(19)             Quarterly Financial Data (unaudited)

                                                                   First          Second           Third         Fourth
                                                                  Quarter         Quarter         Quarter        Quarter
                                                                  -------         -------         -------        -------
                                                                       (in thousands, except per share amounts)
          1999
          Net sales from continuing operations..............     $     40,689    $    49,408    $     47,954    $    49,794
          Gross profit from continuing operations...........     $     17,963    $    22,440    $     21,417    $    21,659
          Net income (loss) from continuing operations.....      $      1,923    $    (3,003)   $      1,300    $    (1,424)
          Net income (loss) from discontinued SPSG..........     $        775    $     3,605    $      2,802    $    (6,139)
          Net loss from discontinued VDCG...................     $       (170)   $      (337)   $       (448)   $      (806)
          Net income (loss).................................     $      2,528    $       265    $      3,654    $    (8,369)
          Basic earnings (loss) per share:
            Continuing operations...........................     $       0.09    $     (0.14)   $       0.06    $     (0.06)
            Operations of discontinued SPSG.................     $       0.04    $      0.16    $       0.12    $     (0.28)
            Operations of discontinued VDCG.................     $      (0.01)   $     (0.01)   $      (0.02)   $     (0.04)
                      Total.................................     $       0.12    $      0.01    $       0.16    $     (0.38)

          Diluted earnings (loss) per share:
            Continuing operations...........................     $       0.09    $     (0.14)   $       0.06    $     (0.06)
            Operations of discontinued SPSG.................     $       0.03    $      0.16    $       0.12    $     (0.28)
            Operations of discontinued VDCG.................     $      (0.01)   $     (0.01)   $      (0.02)   $     (0.04)
                      Total.................................     $       0.11    $      0.01    $       0.16    $     (0.38)

          2000
          Net sales from continuing operations..............     $     50,955    $    51,480    $     56,303    $    46,872
          Gross profit from continuing operations...........     $     21,970    $    21,765    $     22,416    $    15,668
          Net loss from continuing operations...............     $     (1,415)   $    (4,016)   $     (4,100)   $    (6,165)
          Net income (loss) from discontinued SPSG..........     $      1,330    $      (110)   $     (2,967)   $    (8,264)
          Net loss from discontinued VDCG...................     $       (295)   $      (155)   $       (121)   $    (2,629)
          Net loss on disposal of discontinued VDCG.........     $         --    $        --    $         --    $    (5,038)
          Net loss..........................................     $       (380)   $    (4,281)   $     (7,188)   $   (22,096)

          Basic earnings (loss) per share:
            Continuing operations...........................     $      (0.07)    $    (0.18)    $     (0.18)    $    (0.27)
            Operations of discontinued SPSG.................     $       0.06     $        --    $     (0.13)    $    (0.38)
            Operations of discontinued VDCG.................     $      (0.01)    $    (0.01)    $     (0.01)    $    (0.11)
            Disposal of discontinued VDCG...................     $         --     $        --    $         --    $    (0.23)
                      Total.................................     $      (0.02)    $    (0.19)    $     (0.32)    $    (0.99)

          Diluted earnings (loss) per share:
            Continuing operations...........................     $      (0.07)    $    (0.18)    $     (0.18)    $    (0.27)
            Operations of discontinued SPSG.................     $       0.06     $        --    $     (0.13)    $    (0.38)
            Operations of discontinued VDCG.................     $      (0.01)    $    (0.01)    $     (0.01)    $    (0.11)
            Disposal of discontinued VDCG...................     $         --     $        --    $         --    $    (0.23)
                      Total.................................     $      (0.02)    $    (0.19)    $     (0.32)    $    (0.99)

(20)             Event Subsequent to Date of Auditors' Report

          Refinancing of Revolving Credit Facility and Senior Notes-- On November 14, 2001, Kroll obtained new financing of $30.0 million in the form of Senior Secured Subordinated Convertible Notes (the Convertible Notes). Kroll previously had obtained an extension on the acceleration clause under its revolving credit facility and senior notes (see Notes 10 and 11) from October 22, 2001 to November 16, 2001. Kroll issued $25.0 million of Convertible Notes on November 14, 2001 and issued an additional $5.0 million of Convertible Notes on November 20, 2001. On November 14, 2001, all remaining amounts outstanding under the revolving credit facility and senior notes were repaid, thus terminating these agreements. The Convertible Notes mature November 14, 2006 and bear interest at the rate of 6% per annum payable semi-annually. However, 12% per annum will accrue on any principal payment that is past due. The Convertible Notes are subordinate to any senior debt financing up to an aggregate of $15.0 million. Kroll may redeem these Convertible Notes at par plus accrued interest in whole or in part beginning November 14, 2004 provided the note holders have been notified in writing 20 days in advance. The note holders may at any time prior to one day before the earlier of the maturity date or the redemption date, convert all or a portion of the principal amount of the Convertible Notes into Kroll common stock at the conversion price of $10.80, subject to the customary anti-dilution adjustments. The $30.0 million of Convertible Notes are immediately convertible into 2,777,777 shares of Kroll common stock.

          The Convertible Notes are secured by a pledge of stock of Kroll's material subsidiaries and by the personal property of Kroll. The note holders have agreed to subordinate the security interest in favor of holders of senior debt. In addition Kroll has agreed under certain circumstances to grant additional security interests in the assets of its material subsidiaries and to pledge the stock of additional subsidiaries to secure the Convertible Notes.

          The Convertible Notes contain certain customary covenants, including covenants that prohibit Kroll from disposing of any material subsidiary, incurring or permitting to exist any debt, except up to $15.0 million of senior debt from a commercial bank, guaranteeing the obligations of any third party, creating or permitting to exist any material liens on assets of material subsidiaries or entering into a transaction prior to November 14, 2003 that involves a "change in control" of Kroll (as defined in the Convertible Notes). The Convertible Notes are payable upon any change in control of Kroll at the option of the holders.

          In connection with the issuance of the Convertible Notes, in the year ending December 31, 2001, Kroll will record a notes discount of approximately $11.4 million based on the difference between the trading price of its stock at the issuance date and the conversion price. In addition to the stated 6% interest, the discount will be amortized as additional interest expense over the expected 5-year life of the Convertible Notes. Barring early conversion by the holders or early redemption by Kroll, the average additional interest expense per year will be approximately $2.3 million or 7.6% on $30.0 million principal.

          A significant portion of the proceeds from the new financing was used to retire Kroll's amended bank loan and senior notes. The deferred financing costs associated with the former financing in the amount of $0.5 million was accelerated, resulting in an extraordinary loss of $0.3 million, net of taxes, recorded subsequent to December 31, 2000.

                                                   KROLL INC.

                                    CONSOLIDATED BALANCE SHEETS (Unaudited)
                                 As of December 31, 2000 and September 30, 2001

                                            (Dollars In Thousands)

                                                                                               December 31,     September 30,
                                                                                                   2000              2001
                                                                                               ------------     -------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                                       $   6,277       $   4,711
   Trade accounts receivable, net of allowance for doubtful accounts of $4,236 and $6,290
      at December 31, 2000 and September 30, 2001, respectively                                       42,566          36,670
   Related party receivables                                                                           2,064           2,556
   Unbilled revenues                                                                                  19,995          21,842
   Prepaid expenses and other                                                                          6,107           3,579
   Net current assets of discontinued operations of Voice and Data Communications Group
      (Note 6A)                                                                                        1,879              --
   Net current assets of discontinued operations of Security Products and Services Group
      (Note 6B)                                                                                       23,306              --
                                                                                                   ---------       ---------
              Total current assets                                                                   102,194          69,358
                                                                                                   ---------       ---------
Property, Plant and Equipment, at cost
   Land                                                                                                  194             194
   Buildings and improvements                                                                          1,997           2,013
   Leasehold improvements                                                                              7,303           7,468
   Furniture and fixtures                                                                              5,187           5,295
   Machinery and equipment                                                                            25,968          27,541
   Construction - in - progress                                                                        1,326             458
                                                                                                   ---------       ---------
                                                                                                      41,975          42,969
              Less:  accumulated depreciation                                                        (21,704)        (25,866)
                                                                                                   ---------       ---------
                                                                                                      20,271          17,103
                                                                                                   ---------       ---------
Databases, net of accumulated amortization of $29,759 and $32,648 at December 31, 2000
and September 30, 2001, respectively                                                                  10,204          10,531
Costs in Excess of Assets Acquired and Other Intangible Assets, net of accumulated amortization of $8,282 and $10,644 at December 31, 2000 and September 30, 2001,
respectively                                                                                          61,033          58,065
Other assets                                                                                           2,909           3,658

Net non-current assets of discontinued operations of Security Products and Services Group
   (Note 6B)                                                                                          30,794              --
                                                                                                   ---------       ---------
                                                                                                     104,940          72,254
                                                                                                   ---------       ---------
Total Assets                                                                                       $ 227,405       $ 158,715
                                                                                                   =========       =========

                   The accompanying notes are an integral part of these consolidated financial statements.

                                              KROLL INC.

                                 CONSOLIDATED BALANCE SHEETS (Unaudited)
                             As of December 31, 2000 and September 30, 2001
                                        (Dollars In Thousands)

                                                                                  December 31,      September 30,
                                                                                     2000              2001
                                                                                  -----------      -------------

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current Liabilities:
   Bank lines of credit (Note 10)                                                  $   39,280         $   10,053
   Current portion of long-term debt (Note 10)                                          3,360             13,247
   Trade accounts payable                                                              12,624             11,275
   Related party payables                                                                 239                  -
   Accrued liabilities                                                                 12,852             14,576
   Income taxes currently payable                                                       1,526              1,796
   Deferred income taxes                                                                2,554              1,686
   Deferred revenues                                                                    4,045              5,074
   Net current liabilities of discontinued operations,
      Russian business (Note 6B)                                                           -                 503
                                                                                     ---------          ---------
              Total current liabilities                                                76,480             58,210
                                                                                     ---------          ---------
Other long-term liabilities                                                             1,489              1,345
Deferred income taxes, long-term                                                          305                515
Long-term debt, net of current portion (Note 10)                                       32,710               282
                                                                                     ---------          ---------
              Total Liabilities                                                       110,984             60,352
                                                                                     ---------          ---------
Shareholders' Equity:
   Preferred stock, $0.01 par value, 1,000,000 shares authorized,
      none issued                                                                           -                  -
   Common stock, $0.01 par value, 50,000,000 shares authorized,
      22,414,697 and 22,485,416 shares issued and outstanding
      at December 31, 2000 and September 30, 2001, respectively                           224                225
   Additional paid-in capital                                                         169,467            169,993
   Retained deficit                                                                   (46,584)           (67,518)
   Deferred compensation                                                                 (337)               (77)
   Accumulated other comprehensive loss                                                (6,349)            (4,260)
                                                                                     ---------          ---------
              Total shareholders' equity                                              116,421              98,363
                                                                                     ---------          ---------
                                                                                     $ 227,405          $ 158,715
                                                                                     =========          =========

                   The accompanying notes are an integral part of these consolidated financial statements.

                                                   KROLL INC.

                               CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (Dollars In Thousands, Except Per Share Amounts)


                                                                                         Nine Months Ended September 30,
                                                                                      ----------------------------------
                                                                                           2000                 2001
                                                                                      ------------           -----------
  Net Sales                                                                             $  158,738           $  148,715
  Cost of Sales                                                                             92,586               90,281
                                                                                      ------------           ----------
            Gross profit                                                                    66,152               58,434
  Operating Expenses:
        Selling and marketing expenses                                                      17,088               13,906
        General and administrative expenses                                                 48,667               45,204
        Failed merger expenses (Note 2)                                                      2,519                    -
        Merger expenses                                                                        462                    -
        Failed separation expenses (Note 2)                                                  3,248                  607
        Restructuring expenses (Note 3)                                                          -                2,834
        Impairment of assets (Note 4)                                                            -                  807
        Failed financing costs (Note 10)                                                         -                  880
        Loss on sale of business unit (Note 8)                                                   -                  545
            Operating loss                                                                (  5,832)             ( 6,349)
                                                                                      ------------            ---------
  Other Income (Expense):
        Interest expense                                                                  (  2,924)              (3,566)
        Other, net                                                                        (    115)                 (42)
                                                                                      ------------            ---------
            Loss from continuing operations before provision for taxes                    (  8,871)              (9,957)
       (Benefit) provision for income taxes                                                    660                2,051
                                                                                      ------------            ---------
           Loss from continuing operations                                                (  9,531)             (12,008)
       Discontinued operations net of taxes (Note 6):
           Loss from discontinued operations of Voice and Data
              Communications Group, net                                                    (   571)                (104)
           Loss from discontinued operations of Security Products and
              Services Group, net                                                          ( 1,747)              (2,108)
           Loss on sale of discontinued Voice and Data Communications
              Group, net                                                                         -               (1,831)
           Loss on sale of discontinued Security Products and Services
              Group, net                                                                         -               (4,539)
                                                                                      ------------           ----------
           Net loss before extraordinary item                                              (11,849)             (20,590)
       Extraordinary item, net of tax benefit of $193 (Note 10)                                  -                 (344)
                                                                                      ------------           -----------
           Net loss                                                                   $    (11,849)          $  (20,934)
                                                                                      ------------            -----------
  Other comprehensive gain (loss):
       Foreign currency translation adjustment, net of tax benefit of
          $3,634 and $1,258, respectively                                                 (  5,451)              (2,051)
       Gain in accumulated other comprehensive loss from the sale of
          Security Products and Services Group, net of tax of $2,538                             -                4,140
                                                                                      ------------           -----------
           Other comprehensive gain (loss)                                                  (5,451)               2,089
                                                                                      ------------           -----------
           Comprehensive loss                                                         $    (17,300)          $  (18,845)
                                                                                      ============           ===========
BASIC LOSS PER SHARE
      Loss per share before extraordinary item                                        $      (0.53)          $    (0.91)
                                                                                      ============           ===========
      Extraordinary item                                                              -                      $    (0.02)
                                                                                      ============           ===========
      Loss per share                                                                  $      (0.53)          $    (0.93)
                                                                                      ============           ==========
      Weighted average shares outstanding                                               22,281,687          $22,426,569
                                                                                      ============          ============
DILUTED LOSS PER SHARE
      Loss per share before extraordinary item                                        $     (0.53)            $    (0.91)
                                                                                      ============            ===========
      Extraordinary item                                                              -                       $    (0.02)
                                                                                      ============            ===========
      Loss per share                                                                  $     (0.53)            $    (0.93)
                                                                                      ============            ===========
      Weighted average shares outstanding                                              22,281,687             22,426,569
                                                                                      ============            ===========

                   The accompanying notes are an integral part of these consolidated financial statements.


                                                  KROLL INC.

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS (Note 12)
                                                 (Unaudited)

                            For the Nine Months Ended September 30, 2000 and 2001
                                             (Dollars In Thousands)

                                                                                                September 30,     September 30,
                                                                                                     2000              2001
                                                                                                ------------      ------------
Cash Flows From Operating Activities:
   Net loss                                                                                     $  (11,849)        $  (20,934)
   Adjustments to reconcile net loss to net cash provided by (used in) operating activities-
     Loss from discontinued operations                                                                   -              6,370
     Depreciation and amortization                                                                   9,337             10,175
     Bad debt expense                                                                                2,918              4,298
     Loss on sale of business unit                                                                       -                545
     Non-cash compensation expense                                                                     436                259
   Change in assets and liabilities, net of effects of acquisitions and dispositions-
     Receivables - trade and unbilled                                                              (16,244)            (1,134)
     Prepaid expenses and other assets                                                               2,391                177
     Accounts payable and income taxes currently payable                                             3,808             (1,013)
     Amounts due to/from related parties                                                               700               (377)
     Deferred income taxes                                                                              (4)              (657)
     Deferred revenues                                                                              (2,539)             1,029
     Accrued liabilities                                                                              (474)             1,287
     Long-term liabilities                                                                            (313)             1,051
                                                                                                ----------          ---------
              Net cash (used in) provided by operating activities                                  (11,833)             1,076
                                                                                                ----------          ---------
Cash Flows From Investing Activities:
   Purchases of property, plant and equipment, net                                                  (5,991)            (2,160)
   Additions to intangible assets                                                                        -               (181)
   Additions to databases                                                                           (3,621)            (3,304)
    Acquisitions, net of cash acquired                                                                (470)                -
                                                                                                ----------          ---------
              Net cash used in investing activities                                                (10,082)            (5,645)
                                                                                                ----------          ---------
Cash Flows From Financing Activities:
   Net borrowings under bank lines of credit                                                         7,385            (29,228)
   Payments of long-term debt                                                                       (1,919)           (22,351)
   Proceeds from notes payable-shareholder                                                             698                  -
   Proceeds from exercise of stock options and warrants                                                 65                527
   Foreign currency translation and other                                                           (9,178)              (813)
                                                                                                ----------          ---------
              Net cash used in financing activities                                                 (2,949)           (51,865)
                                                                                                ----------          ---------
Net  Decrease In Cash and Cash Equivalents                                                         (24,864)           (56,434)
Effects of foreign currency exchange rates on cash                                                    (123)               (99)

Net cash provided by discontinued operations                                                        19,782             54,967
Cash and Cash Equivalents, beginning of period                                                       9,793              6,277
                                                                                                ----------          ---------
Cash and Cash Equivalents, end of period                                                        $    4,588          $   4,711
                                                                                                ==========          =========


                   The accompanying notes are an integral part of these consolidated financial statements.

                                   KROLL INC.

              NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
                 As of December 31, 2000 and September 30, 2001

(1)      General

         On August 16, 2001 the shareholders of the Company voted to change the Company's name to Kroll Inc. The Company amended its amended and restated articles of incorporation to change its name to Kroll Inc. on August 24, 2001. Kroll Inc., an Ohio corporation, formerly known as The Kroll-O'Gara Company, together with its subsidiaries (hereinafter referred to as "Kroll"), is a leading global provider of a broad range of specialized products and services that are designed to provide solutions to a variety of risk mitigation needs. Kroll's Investigations and Intelligence Group offers business intelligence and investigation and risk mitigation consulting services. See Note 7 for a discussion of the preferred stock sale completed during fiscal 2000 by Kroll's Information Security Group subsidiary. See Note 6 for a discussion of the discontinuance and sale of the Voice and Data Communications Group ("VDCG") and the Security Products and Services Group ("SPSG").

         The consolidated financial statements include the historical consolidated financial statements of Kroll (and the businesses it has acquired, since their respective dates of acquisition, under the purchase method of accounting) and the financial position, results of operations and cash flows of entities which were merged with Kroll in business combinations that are accounted for as pooling of interests. All material intercompany accounts and transactions are eliminated. Investments in 20% to 50% owned entities are accounted for using the equity method. Affiliated entities are not included in the accompanying consolidated financial statements.

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the nine month period ended September 30, 2001, are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. The accompanying financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Kroll's (formerly The Kroll-O'Gara Company's) annual report on Form 10-K for the year ended December 31, 2000.

(2)      Corporate Initiatives

         Kroll has considered a variety of corporate initiatives within the periods presented in the accompanying consolidated financial statements. Acquisitions are discussed in Note 5.

         On November 15, 1999, Kroll announced that it had entered into a definitive agreement with Blackstone Capital Partners III Merchant Banking Fund
L. P. ("Blackstone") pursuant to which shares held by all Kroll shareholders, other than certain members of management, would be acquired by Blackstone for $18.00 per share in cash. On April 12, 2000, Kroll announced that Blackstone had withdrawn its offer to acquire Kroll shares. Costs associated with the failed merger were approximately $2.5 million ($0.11 per diluted share) for the nine months ended September 30, 2000, and consisted primarily of fees for attorneys, accountants, investment bankers, travel and other related charges.

         On April 18, 2000, Kroll announced it would explore structuring a transaction that would result in the separation of its two principal operating segments, the Security Products and Services Group and the Investigations and Intelligence Group, and it would seek an equity investment for its Information Security Group. In September 2000, the Board of Directors approved an agreement and plan of reorganization and dissolution of Kroll that would have resulted in the spinoff of net assets into two new public companies. Had the spin-off been completed, Kroll shareholders, other than members of management of the separated companies, would have owned shares in both companies. On April 20, 2001, the Board of Directors decided not to pursue this separation alternative. Costs associated with this proposed separation were approximately $3.2 million ($0.15 per diluted share) for the nine months ended September 30, 2000 and $0.6 million ($0.03 per diluted share) for the nine months ended September 30, 2001, which consisted primarily of fees for attorneys, accountants, investment bankers and other related charges. Kroll does not anticipate any additional expenses related to this now terminated separation alternative. In October 2000, Kroll's then wholly owned subsidiary, Security, completed a sale of preferred stock through a private equity offering to certain unrelated third parties.

         On April 20, 2001, in lieu of the proposed separation, the Board of Directors approved a definitive agreement to sell most of the active companies that comprise the Security Products and Services Group to Armor Holdings, Inc. ("Armor").

         On August 22, 2001, the Company completed the sale of SPSG to Armor for up to $55.7 million, consisting of $37.2 million in cash, $15.0 million in Armor common stock, and $1.5 million placed in escrow pending agreement on the closing date balance sheet audit. The purchase price is subject to a post-closing reduction in the event that the tangible net assets of SPSG as of the closing date are less than approximately $35.0 million. The agreement also provides for a potential deferred payment of up to $2.0 million by Armor to Kroll if a gross profit target is achieved by SPSG for the year ending December 31, 2001 (see
Note 6B).

         On March 30, 2001, Kroll entered into amended and restated agreements for its revolving credit facility, letters of credit facility and its senior notes, which agreements were further amended in April 2001. The agreements were amended again on October 22, 2001, which extended the date for the repayment of all outstanding debt to November 16, 2001 (see Note 10). On November 14, 2001, Kroll issued $25.0 million of Senior Secured Subordinated Convertible Notes and on November 20, 2001, issued an additional $5.0 million of these notes and used the proceeds to retire the revolving credit facility and the senior notes (see
Note 10). The approximately $8.0 million of remaining proceeds from these issuances will be used to fund operations.

(3)      Restructuring of Operations

         In the first quarter of 1999, Kroll began implementation of a restructuring plan (the "Plan") to reduce costs and improve operating efficiencies. The Plan was substantially completed by the end of the second quarter of 1999. The total non-recurring pre-tax restructuring charge recorded pursuant to the Plan was approximately $4.4 million. Total payments or writeoffs made pursuant to the Plan through September 30, 2001 were $4.2 million. Kroll does not expect to incur any other significant restructuring charges in future periods related to this Plan.

         In the second quarter of 2001, Kroll's Investigations and Intelligence Group completed a restructuring plan (the "2001 Plan") to reduce costs and improve operating efficiencies and recorded a pre-tax restructuring charge of approximately $2.6 million in the second quarter ended June 30, 2001, of which $2.1 million was included in current liabilities. In the quarter ended September 30, 2001, an additional charge of $0.2 million was recorded because 3 additional employees were severed. Kroll does not expect to incur any other significant restructuring charges in future periods related to the 2001 Plan.

The principal elements of the restructuring plan were the closing of four Investigations and Intelligence Group offices, reduction of real estate currently under commitment in five locations and the severance of approximately 98 employees. Of the 98 employees, 66 were direct labor and 32 were administrative and professional staff.

         The primary components of the 2001 Plan restructuring charge including accrued balances as of September 30, 2001 are as follows:


                   Description                          Expense       Accrual
         --------------------------------               -------       -------
                                                       (dollars in thousands)
       Severance and related costs                       $ 1,899       $ 901
       Writedown of property, plant and equipment            206           -
       Lease termination costs                               729          625
                                                         -------      -------
       Total restructuring charges                       $ 2,834      $ 1,526
                                                         =======      =======

         Subsequent to June 30, 2001, the accrued balance has been reduced for payments previously reserved.

(4)      Asset Impairment

         In June 2000, Kroll began to develop a contact and relationship management ("CRM") database software program. As of September 30, 2001, the Company capitalized approximately $0.4 million in software and hardware costs along with an additional $0.4 million in consulting and related costs to prepare the database for its intended purpose. Subsequently, the Company has chosen not to implement the CRM software program and has charged impairment of assets for the accumulated costs of approximately $0.8 million. No salvage value is considered to be realizable.

          Pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", long-lived assets, certain identifiable intangibles and goodwill related to those assets must be reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified. In accordance with this standard, Kroll periodically reviews the carrying value of these assets by subsidiary acquired giving rise to the goodwill and other intangible assets for impairment. Impairments are recognized when the expected undiscounted future cash flows, including eventual disposition, are less than the carrying amount of the asset. Based on its most recent analysis, Kroll believes no impairments exist at September 30, 2001, except as described above. However, it is possible, due to a change in circumstances, that carrying values could become impaired in the future. Such impairments could have a material effect on the results of operations in a particular reporting period.

         Kroll determined that at September 30, 2001 there were no events or changes in circumstances that indicated that the recoverability of the carrying amount of their assets should be assessed, except as described in the first paragraph above. Kroll based this decision on the fact that adjusted cash flow from operations (which is computed by adding one-time non-recurring expenses to cash flow from operations) for the nine months ended September 30, 2001 has been positive. Adjusted cash flow from operations for the nine months ended September 30, 2001 was $6.7 million. One-time non-recurring expenses for the nine months ended September 30, 2001 was $5.7 million. These one-time non-recurring expenses related to restructuring charges, failed separation costs, impairment of assets, failed financing costs and loss on sale of business unit.

(5)      Acquisitions

         On May 16, 2000, Kroll acquired substantially all of the assets and assumed certain liabilities of The Search Is On, Inc. ("TSIO"), a company doing business in Nashville, Tennessee. The purchase price of $0.6 million consisted of $0.4 million in cash and a note payable of $0.2 million to the former owner. Goodwill related to this transaction approximated $0.4 million, which is being amortized over 25 years. The Search Is On specializes in obtaining public civil court information and performing state required filing services.

         On July 11, 2000, Kroll acquired all the capital stock of Decision Resources, Inc. ("DRI"), a corporation doing business in Canada. The purchase price of $0.7 million consisted of $0.3 million in cash and a note payable of $0.4 million to the former owner. Goodwill related to this transaction approximated $0.7 million, which was being amortized over 25 years. DRI specialized in market research and business intelligence services. On September 10, 2001, DRI was sold (see Note 8).

(6)      Discontinued Operations

(A)      Voice and Data Communications

         On April 16, 2001, the Board of Directors approved a plan to discontinue operations of the Voice and Data Communications Group which offered secure satellite communication equipment and satellite navigation systems. Kroll has divested itself of the operations of this segment. The results of operations of VDCG have been classified as discontinued operations and all prior periods have been restated accordingly. The results of the discontinued Voice and Data Communications Group reflect an allocation of interest expense based on VDCG's average net assets. The tax effects of the results of operations of VDCG were not significant for the periods presented.

         The fiscal 2000 estimated loss on disposal of VDCG of $5.0 million includes the estimated future results of operations through the estimated date of the shutdown. Major components of the estimated loss on disposal include a writedown of related goodwill and other asset balances of $4.2 million and estimated severance, operating and disposition costs of $0.8 million. An additional loss from operations of $0.1 million was recorded in the first quarter of 2001. The loss on disposal calculation includes $0.2 million of allocated interest expense.

         On June 27, 2001, Kroll sold its ownership in the stock of VDCG to an unrelated third party for notes that are due and payable in 2004 with a contingent value of up to $4.0 million. Previously Kroll valued these notes at $1.8 million because the realization of the full value of these notes is contingent upon certain factors, including the subsequent sale of VDCG by the purchaser. Since this valuation approximated the net assets of VDCG at the date of the sale, no gain or loss was recognized, and the notes were included in other assets on June 30, 2001. In the quarter ended September 30, 2001, Kroll re-evaluated the collectibility of the notes and determined that the ultimate resale of VDCG and collection on the notes was uncertain. As a result, the notes were written down to zero, resulting in an additional $1.8 million loss on the sale of VDCG, which was recorded in the quarter ended September 30, 2001.

         Net sales and results of operations from this discontinued operation are as follows:

                                                    Nine Months Ended September 30,
                                                    -------------------------------
                                                        2000                 2001
                                                    ------------         -----------
                                                         (dollars in thousands)
  Net sales                                          $  13,738             $   4,590
  Interest expense allocation                        $     180             $      60
  Loss from discontinued operations, net             $     571             $     104
  Loss from sale of discontinued operations          $       -             $   1,831

(B)      Security Products and Services Group


         On April 20, 2001, the Board approved a definitive agreement to sell most of the active companies that comprise the Security Products and Services Group to Armor. The results of operations have been classified as discontinued and all prior periods have been restated accordingly. The results of the discontinued Security Products and Services Group reflect an allocation of corporate interest expense based on SPSG's average net assets. The sale did not include the Crisis Management Group, which Kroll continues to operate. The results from operations and net assets thereof have been included in the Investigations and Intelligence Group business segment for all periods presented (see Note 14). Also excluded from the sale was the Russian business although it was included in SPSG discontinued operations, as further described below.

         On August 22, 2001 the Company completed the sale of SPSG to Armor for up to $55.7 million, consisting of $37.2 million in cash, $15.0 million in common stock, and an additional $1.5 million placed in escrow, pending agreement on the closing date balance sheet audit. The purchase and sale agreement also provides for a potential deferred payment of up to $2.0 million by Armor to Kroll based on the achievement of a gross profit target by SPSG for the year ending December 31, 2001.

         Kroll has received $14.4 million in proceeds from sale of the shares of Armor common stock received at the closing and Armor is obligated to pay Kroll an additional $0.6 million, which is included in prepaid and other assets.

         The purchase price is subject to a dollar for dollar reduction to the extent that tangible net assets are less than $35.0 million as of the closing date, as reflected in an agreed upon closing date balance sheet. As the closing date balance sheet has not been finalized, the $1.5 million in escrow has not currently been included in determining the loss on the sale of SPSG; nor has Kroll recorded this contingent asset in the financial statements as of September 30, 2001. Similarly, Kroll has not included any impact of the potential $2.0 million deferred payment in the financial statements.

         Kroll recorded a loss of approximately $4.5 million on the sale of the discontinued Security Products and Services Group. Additionally, as a result of the sale and disposition of assets, a gain of $4.1 million was recorded in equity for the gain in accumulated comprehensive loss, net of tax. As a result of this gain, the net impact to equity for the disposal of SPSG was a $0.4 million reduction.

         Although Kroll's Russian business was not sold to Armor as part of SPSG, the business was part of the plan to discontinue SPSG and, therefore, has been included in discontinued operations. The net current liability of this subsidiary as of September 30, 2001 was $(0.5) million. Kroll anticipates selling this business within 9 months (May 22, 2002), and does not anticipate any material gain or loss on this future sale. If Kroll does not sell the business of this subsidiary, or otherwise terminate this business, by May 22, 2002, Kroll has a $0.1 million liability payable to Armor for each 90-day period of non-compliance subsequent to May 22, 2002.

         Net sales and results of operations from this discontinued operation are as follows:

                                                                 Nine Months Ended September 30,
                                                                 -------------------------------
                                                                    2000                2001
                                                                 ---------            ---------
                                                                     (dollars in thousands)
      Net sales                                                 $   78,428            $   61,405
      Interest expense allocation                               $    1,310            $    1,272
      Loss from discontinued operations, net                    $    1,747            $    2,108
      Loss from sale of discontinued operations                 $          -          $    4,539

(7)      Sale of Stock by the Information Security Group

         In October 2000, Kroll's then wholly owned subsidiary, Securify, completed a sale of preferred stock through a private equity offering to certain unrelated third parties. Under the terms of the stock purchase agreement, Securify issued approximately 49.2 million shares of Series A Convertible Preferred Stock, at $0.68 per share, for total gross proceeds of approximately $33.5 million. These preferred shares are convertible into an equivalent number of shares of Securify's common stock, subject to anti-dilution adjustments. Further, Kroll has assigned to the purchasers substantially all of Kroll's voting rights. As a result of this transaction, as of September 30, 2001, Kroll's ownership in Securify approximated 27%. Kroll's investment in Securify, previously consolidated, is now accounted for using the equity method. Kroll does not have any carrying value for its investment in Securify as of September 30, 2001. Securify has realized continuing losses since October 2000. Since Kroll has not provided any guarantees and is not committed to provide any future funding to Securify, it has not recorded its equity share of Securify losses.

(8)      Sale of Decision Resources, Inc.

         On September 10, 2001, Kroll sold Decision Resources, Inc. to the former owner. As payment, Kroll was forgiven $0.2 million on the unpaid portion of notes payable to the former owner and received from the purchaser a payment of approximately $0.1 million, which is included in prepaid and other assets. The notes payable that were forgiven were the unpaid portion of the original purchase price. The balance of the purchase price is subject to a pending valuation process. Kroll recognized a provisional loss, subject to the valuation process, on the sale of its business unit of approximately $0.5 million, which was recorded in the quarter ended September 30, 2001.

(9)      Earnings Per Share

         In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share", basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Dilutive common stock equivalents represent shares issuable upon assumed exercise of stock options and warrants and upon assumed issuance of restricted stock.

         As a result of the net losses recorded, basic and diluted earnings per share are identical as all options and warrants are anti-dilutive.

         Basic and diluted loss per share based on losses from continuing operations were $(0.43) for the nine months ended September 30, 2000. The basic and diluted per share impact of discontinued operations was $(0.10) for the same period.

         For the nine months ended September 30, 2001, basic and diluted loss per share, based on losses from continuing operations, was $(0.54). The basic and diluted per share impact of discontinued operations and of an extraordinary item was $(0.39) for the same period.

(10)     Debt

         Revolving Line of Credit

         On March 30, 2001, Kroll entered into an amended and restated loan agreement to provide for a revolving credit facility that initially amounts to $40.0 million. The loan agreement was further amended on April 20, 2001. Additionally, the loan agreement provides for up to $6.0 million of transactional letters of credit. The loan agreement is secured by substantially all assets of Kroll and its subsidiaries, and a pledge of the stock of essentially all the subsidiaries, all of which jointly and severally guarantee obligations under the agreement. The security pledge and joint and several guarantee also extended to the $35.0 million senior notes. Based on the amendments on March 30, 2001 and April 20, 2001, advances under the revolving credit facility bear interest at the greater of (a) 8.56% or (b) the prime rate plus 1.5%, plus 0.5% times the number of 30-day periods which have expired since April 20, 2001 (or, if less, the highest rate allowed by law). At September 30, 2001, the interest rate on the line of credit was 10.0%. Kroll used 56.79% of the proceeds from the sale of SPSG including the subsequent conversion of Armor stock to cash, to pay down this line of credit by approximately $29.5 million in the quarter ended September 30, 2001. Borrowings under Kroll's line of credit were approximately $8.3 million at September 30, 2001.

         The amended agreement required the net proceeds from any lender approved asset sales in excess of $1.0 million per transaction or $2.0 million per fiscal year to be paid proportionately to the lender and the holders of the senior notes, with a corresponding reduction in the total permitted borrowings under the revolving credit facility. A material adverse change in the business of Kroll, including a significant sale of net assets, would result in the acceleration of all amounts due to the lender and the holders of the senior notes. In accordance with the April 20, 2001 amendment to the loan agreement, Kroll's agreement to sell the entities that comprise the Security Products and Services Group discussed in Note 6 resulted in an acceleration of all amounts due under the loan agreement 60 days after the closing of the sale, resulting in the expiration of the agreement on October 22, 2001, which was then extended to November 16, 2001. All amounts outstanding under this agreement were repaid on November 14, 2001.

         This loan agreement includes financial covenants which, among other restrictions, require the maintenance of certain financial ratios and other financial requirements, including an interest coverage ratio, net worth minimums and minimum quarterly EBITDA, that requires Kroll to effectively break even before taxes and to generate EBITDA (defined as income before income taxes, interest, depreciation and amortization) of $6.0 million per quarter. The loan agreement also imposes limitations on mergers, acquisitions, stock redemptions, additional indebtedness and capital expenditures. The loan agreement does not permit the declaration or payment of any dividends, other than stock dividends. Kroll was not in compliance with these covenants as of September 30, 2001. Since this facility was retired on November 14, 2001, no adverse consequences resulted from any event of non-compliance.

         Anticipating the sale of SPSG, Kroll endeavored to obtain financing of approximately $45.0 million at rates comparable to the original unamended bank loan. Subsequent negotiations did not lead to a financing agreement acceptable to the Company as of September 30, 2001. As a result, pursuit of this alternative was terminated. Kroll's direct expense of $0.9 million, including commitment and due diligence fees and the cost of extending the current amended bank loan, has been written off as failed financing costs in the quarter ended September 30, 2001. As the amended bank loan was payable 60 days from the sale of SPSG on August 22, 2001, or October 22, 2001, Kroll obtained from the lender an extension on the acceleration clause to November 16, 2001. On November 14, 2001, all amounts outstanding under the amended bank loan were repaid, thus terminating the agreement. At September 30, 2001, the outstanding debt has been classified as current.

         Senior Notes

         Kroll's $35.0 million of senior notes were amended on March 30, 2001 and April 20, 2001. Based on the amendments, the senior notes bore interest at the greater of (a) 8.56% or (b) the prime rate plus 1.5%, plus 0.5% times the number of 30-day periods which have expired since April 20, 2001 (or, if less, the highest rate allowed by law). At September 30, 2001, the interest rate on the senior notes was 10.0%. The senior notes also contained financial covenants, which among other restrictions required the maintenance of a minimum level of net worth and a fixed charge coverage ratio. As of September 30, 2001, Kroll was not in compliance with these covenants. The senior notes were cross-collateralized and guaranteed with the Company's revolving credit facility and contained similar acceleration provisions that required the net proceeds from asset sales to be paid proportionately to the revolving credit facility lender and the holders of the senior notes. In accordance with the April 20, 2001 amendment to the senior notes, Kroll's sale of the entities that comprised the Security Products and Services Group on August 22, 2001 (see Note 6B) resulted in the acceleration of all amounts due under the revolving credit facility and the senior notes to a date 60 days after the closing of the sale. Kroll obtained from the lender an extension from October 22, 2001 to November 16, 2001. Because of the acceleration clause, the $12.9 million of borrowings under Kroll's senior notes were reported as current liabilities at September 30, 2001. Kroll used 43.21% of the proceeds from the sale of SPSG to repay these notes by approximately $21.2 million during the third quarter of 2001. On November 14, 2001, all outstanding debt under the senior notes was repaid, with no adverse consequences resulting from any event of non-compliance.

         Senior Secured Subordinated Convertible Notes

         Kroll obtained new financing of $30.0 million in the form of Senior Secured Subordinated Convertible Notes (the "Convertible Notes"). On November 14, 2001 Kroll issued $25.0 million of Convertible Notes and issued an additional $5.0 million of Convertible Notes on November 20, 2001. The Convertible Notes mature November 14, 2006 and bear interest at the rate of 6% per annum payable semi-annually. However, 12% per annum will accrue on any principal payment that is past due. The Convertible Notes are subordinate to any Senior Debt financing up to an aggregate of $15.0 million. Kroll may redeem these Convertible Notes at par plus accrued interest in whole or in part beginning November 14, 2004 provided the note holders have been notified in writing 20 days in advance. The note holders may at any time prior to one day before the earlier of the maturity date or the redemption date, convert all or a portion of the principal amount of the Convertible Notes into Kroll common stock at an initial conversion price of $10.80, subject to customary anti-dilution adjustments. The $30.0 million of Convertible Notes are convertible into 2,777,777 shares of Kroll common stock.

         The Convertible Notes are secured by a pledge of stock of Kroll's material subsidiaries and by the personal property of Kroll. The note holders have agreed to subordinate the security interest in favor of holders of Senior Debt. In addition Kroll has agreed under certain circumstances to grant additional security interests in the assets of its material subsidiaries and to pledge the stock of additional subsidiaries to secure the Convertible Notes.

         The Convertible Notes contain certain customary covenants, including covenants that prohibit Kroll from disposing of any material subsidiary, incurring or permitting to exist any debt, except up to $15.0 million of Senior Debt from a commercial bank, guaranteeing the obligations of any third party, creating or permitted to exist any material liens on assets of material subsidiaries or entering into a transaction prior to November 14, 2003 that involves a "change in control" of Kroll (as defined in the

Convertible Notes). The Convertible Notes are payable upon any change in control of Kroll at the option of the holders.

         Kroll has agreed to file a registration statement with the SEC covering the resale of the Convertible Notes, and the shares of common stock issuable upon conversion of these Convertible Notes, before the end of 2001 and to keep the registration statement effective for at least two years.

         The note holders may designate an observer to the Board of Directors who may serve in this capacity as long as 20% of the Convertible Notes, or shares into which the Convertible Notes were converted, are held by the note holders or investors. The observer may also attend Audit and Compensation Committee meetings.

         In connection with the issuance of the Convertible Notes, in the quarter ending December 31, 2001, Kroll will record a notes discount of approximately $11.4 million based on the difference between the trading price of its stock at the issuance date and the conversion price. In addition to the stated 6% interest, the discount will be amortized as additional interest expense over the expected 5-year life of the Convertible Notes. Barring early conversion by the holders or early redemption by Kroll, the average additional interest expense per year will be approximately $2.3 million or 7.6% on $30.0 million principal.

         A significant portion of the proceeds from the new financing was used to retire Kroll's amended bank loan and senior notes. The deferred financing costs associated with the former financing in the amount of $0.5 million was accelerated, resulting in an extraordinary loss of $0.3 million, net of taxes, in the quarter ended September 30, 2001.

(11)     New Pronouncements

         In 1998, Kroll adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which established standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Kroll has chosen to disclose comprehensive income, which encompasses net income, foreign currency translation adjustments and unrealized holding gains of marketable securities, in the consolidated statements of shareholders' equity. The accumulated other comprehensive loss balance of $4.3 million at September 30, 2001, consisted entirely of foreign currency translation-related adjustments offset by the gain in comprehensive loss from the sale of the Security Products and Services Group.

         The Emerging Issues Task Force ("EITF") Issue No. 00-20, "Accounting for Costs Incurred to Acquire or Originate Information for Database Content and Other Collections of Information," states that the EITF is considering different views for the accounting for database costs. One of the views would require Kroll to expense some or all of the database costs that Kroll currently capitalizes and amortizes, which is currently an acceptable alternative. Adoption of a different method of accounting for database costs could have a material impact on Kroll's financial position and results of operations. To date, the EITF has not made any official determinations on this issue.

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), which addresses financial accounting and reporting for business combinations. SFAS No. 141 requires all business combinations in the scope of the statement to be accounted for using one method, the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Due to the recent issuance of the standard, Kroll is still assessing the potential impact to its consolidated financial statements.

         In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which establishes accounting and reporting standards for goodwill and other intangible assets that are acquired individually or with a group of other assets. The provisions of this statement are effective for fiscal years beginning after December 15, 2001. For example, Kroll had amortization expense related to goodwill and other intangible assets of approximately $2.6 million for the nine months ended September 30, 2001. Due to the recent issuance of the standard, Kroll is still assessing the potential impact to its consolidated financial statements.

         In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations"("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. Kroll is required to implement SFAS No. 143 on January 1, 2003, and has not yet determined the impact that this statement will have on its results of operations or financial position.

         In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS No. 144 replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. This standard applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those assets be measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. Kroll is required to implement SFAS No. 144 on January 1, 2002, and has not yet determined the impact that this statement will have on its results of operations or financial position.

(12)     Supplemental Cash Flow Disclosure

                                                                                    Nine Months Ended September 30,
                                                                                    -------------------------------
                                                                                       2000              2001
                                                                                    ----------        ----------
                                                                                         (dollars in thousands)

      Cash paid for taxes of continuing operations, net of refunds                  $  (1,350)      $  (   685)
      Cash paid for taxes of discontinued operations                                      210               63
      Cash paid for interest of continuing operations                                   3,478            5,379
      Cash paid for interest of discontinued operations                                    46              141
      Non-cash Activity:
        Notes issued in connection with acquired businesses, including TSIO and
           DRI                                                                            425                -
        Notes forgiven in connection with the sale of DRI                                   -              190
        Receipts of notes receivable from the sale of businesses including VDCG,
           SPSG, and DRI (Notes 6 & 8)                                                      -            2,543
        Write-down of discounted notes receivable from the sale of VDCG to
           estimated realizable value (Note 6A)                                             -           (1,831)


(13)     Derivative Financial Instruments

         On January 1, 2001, Kroll adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Upon adoption of SFAS 133, Kroll recorded a decrease in assets by approximately $0.2 million with an offsetting amount recorded in the accumulated other comprehensive income (loss) component of shareholders' equity. At September 30, 2001, Kroll has entered into four foreign exchange contracts to effectively hedge a specific portion of its exposure to certain foreign currency rate fluctuations on its net investment in one foreign subsidiary. These contracts mature between December 2001 and December 2002. As of September 30, 2001, the foreign hedge contracts had a notional amount of $3.2 million, which approximated its estimated fair value. Unrealized gains of $0.4 million were recorded in the accumulated other comprehensive income (loss) component of shareholders' equity.

(14)     Segment Data

         Through October 17, 2000 Kroll operated in three business segments, the Security Products and Services Group, the Investigations and Intelligence Group and the Information Security Group. As a result of the preferred stock sale completed by the Information Security Group on October 17, 2000, the Group ceased to be a part of the consolidated results of the Company from that date forward (see Note 6). As a result of the sale of the SPSG to Armor on August 22, 2001, the Group was accounted for as a discontinued operation and all prior periods have been restated accordingly. The Company did not sell and continues to operate the crisis management business, which was formerly part of SPSG, and the results from their operations and assets have been included in the Investigations and Intelligence Group's Security Services segment for all periods presented. However, the Russian business, also a part of SPSG that was not sold in the Armor transaction, has been included as discontinued operations with SPSG, as the Company intends to sell the business (see note 6B). The segment data in the table below depicts the Investigations and Intelligence Group in three business segments: Consulting Services, Security Services and Corporate Services. Kroll's reportable segments are now organized, managed and operated along product lines, as these product lines are provided to similar clients, are offered together as packaged offerings, generally produce similar margins and are managed under a consolidated operations management.

         The Consulting Services segment includes revenues from business investigations and intelligence services, financial services and technology services. Business investigations and intelligence services include revenues from nonfinancial due diligence, litigation support, fraud investigations, monitoring services and special inquiries, and intellectual property and infringement investigations. Financial services include revenues from forensic accounting, recovery and restructuring, asset tracing and analysis, and pre-acquisition due diligence. Technology services include revenues from computer forensics and data recovery, information security and litigation and systems support.

         The Security Services segment includes revenues from threat assessment, risk and crisis management, corporate security planning and executive protection, security architecture and design, and electronic countermeasures.

         The Corporate Services segment includes revenues from pre-employment background checking, drug testing and surveillance.

         The following summarizes information about Kroll's business segments:


                                              Investigations and Intelligence Group
                                              -------------------------------------     Information
                                            Consulting      Security      Corporate      Security
                                             Services       Services       Services        Group          Other       Consolidated
                                             --------       --------       --------    -------------   ------------   ------------
Nine Months Ended September 30, 2000

Net sales to unaffiliated customers        $    96,915    $   22,138     $   35,945     $    3,740     $           -  $  158,738
                                           ===========    ==========     ==========     ==========     =============   ==========
Gross profit                               $    39,835    $    9,038     $   17,572     $   (  293)    $           -  $    66,152
                                           ===========    ==========     ==========     ==========     =============   ==========
Operating income (loss)                    $     9,936    $    1,994     $    4,813     $  ( 8,722)    $    (13,853)  $    (5,832)
                                           ===========    ==========     ==========     ==========     =============   ==========
Nine Months Ended September 30, 2001
Net sales to unaffiliated customers        $   100,488    $   15,371     $   32,856     $        -     $           -  $   148,715
                                           ===========    ==========     ==========     ==========     =============   ==========
Gross profit                               $    38,325    $    5,098     $   15,011     $        -     $           -  $    58,434
                                           ===========    ==========     ==========     ==========     =============   ==========
Operating income (loss)                    $       191    $       56     $    3,035     $        -     $     (9,631)  $   (6,349)
                                           ===========    ==========     ==========     ==========     =============   ==========
Identifiable assets at September 30, 2001  $    80,213    $    8,971     $   21,916     $        -     $           -  $  111,100
                                           ===========    ==========     ==========     ==========     =============   ==========
Corporate assets                                                                                                          47,615
                                                                                                                       ----------
     Total assets at September 30, 2001                                                                               $  158,715
                                                                                                                       ==========



         The operating income (loss) of the Consulting Services segment of the Investigations and Intelligence Group for the nine months ended September 30, 2001 reflects a pre-tax restructuring charge of approximately $2.6 million in the second quarter of 2001 and $0.2 million in the third quarter 2001. Also included in the Consulting Services segment of the Investigations and Intelligence Group in the nine months ended September 30, 2001 is a loss on the sale of a business unit of $0.5 million and an impairment of assets of $0.8 million.

         The nine months ended September 30, 2001 for Other, reflects $0.6 million of failed separation expenses and $0.9 million of failed financing costs.

(15)     Subsequent Events

         The Company was unable to reach a satisfactory agreement with a potential lender for financing to replace the revolving credit facility and senior notes, which were outstanding until November 14, 2001. The cost associated with the proposed financing was written off as failed financing costs in the quarter ended September 30, 2001.

         With the failure to reach an agreement for a new credit facility, Kroll arranged an extension of the original expiration date of October 22, 2001 to November 16, 2001.

         On November 14, 2001 Kroll entered into an agreement to sell $30.0 million of 6.0% Senior Secured Subordinated Convertible Notes to replace its former revolving credit financing and senior notes, of which $25.0 million were issued on November 14, 2001 and an additional $5.0 million was issued on November 20, 2001. The former revolving credit facility and senior notes were retired on November 14, 2001. As a result of the retirement, the $0.5 million of remaining deferred financing costs associated with the credit facility and senior notes were written off, resulting in an extraordinary loss of $0.3 million, net of tax in the period ended September 30, 2001.

                                   $30,000,000

                                     [LOGO]


                                   Kroll Inc.


                6% Senior Secured Subordinated Convertible Notes
                  due 2006 and 2,777,777 Shares of Common Stock
                      Issuable Upon Conversion of the Notes




                                   PROSPECTUS





                                February 14, 2002


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR OTHER DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS, AMONG OTHER THINGS, MAY HAVE CHANGED SINCE THAT DATE.